
13001976

MFA
FINANCIAL, INC.

ANNUAL REPORT

2012

MFA
FINANCIAL, INC.

Contents

Letter to Stockholders
Form 10-K
Stock Performance Graph
Corporate Information

MFA
FINANCIAL, INC.

Dear Fellow Stockholders,

MFA Financial, Inc., founded in 1997, is an internally-managed Real Estate Investment Trust that seeks to deliver shareholder value through both the generation of distributable income and asset performance linked to residential mortgage credit fundamentals. Our strategy is to identify the best investment opportunities throughout the Residential Mortgage-Backed Securities ("MBS") sector. This includes investment in both Agency and Non-Agency MBS.

In 2012, total shareholder return from share price appreciation including reinvestment of dividends was 34.8%. This was driven by strong fundamental performance. Book value per share grew from $6.74 to $8.99 over the course of the year even after paying $0.88 per share in dividends. The credit performance of the mortgages underlying MFA's Non-Agency MBS portfolio continues to improve. A combination of both home price appreciation and mortgage amortization led to a decrease in the loan-to-value ratio ("LTV") for many of the underlying mortgages. Due to this lower LTV, MFA reduced estimated future losses and transferred $152.5 million from credit reserve to accretable discount, increasing future income over the life of the assets.

MFA Total Assets

at December 31, 2012


6%
40%
54%
Agency MBS and related receivables
Non-Agency MBS and related receivables
Cash and other assests

Book Value Per Share


$6.74
$7.49
$7.45
$8.80
$8.99
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12

While 2012 was a very strong year, we are particularly proud of MFA's performance since the year 2000. Assuming reinvestment of dividends, $1,000 invested in MFA common stock at the beginning of 2000 would have grown to $6,946.04 by the end of 2012—an average annualized return of 16.1%. This performance far exceeds the returns generated by investments in well-known equity indices such as the S&P 500 (average annualized return of 1.7%) or the Russell 2000 (average annualized return of 5.6%) over the same period.

2013 and Beyond

The U.S. Federal Reserve and other central banks continue to undertake efforts to combat deflationary pressures. Given rising multi-family rents, limited housing construction, capital invested in own-to-rent properties and demographic-driven U.S. household formation, we continue to see signs of home price appreciation. As a result, we believe the Company is strategically well-positioned with its holdings of both Agency and credit sensitive Non-Agency MBS.

We continue to believe that our core investment focus, our long-term performance and our proven and experienced management team should provide you, our fellow stockholders, with confidence as we move MFA forward. On behalf of the Board of Directors and all the MFA employees, we thank you for your continued ownership and support.

Stewart Zimmerman	William S. Gorin
Chairman of the Board and Chief Executive Officer	*President and Director*

Various forward-looking statements are made in this Annual Report, which generally include the words "believe," "expect," "will," "anticipate" and similar expressions. Certain factors that may affect these forward-looking statements, including MFA's ability to achieve its goals and meet its objectives, are discussed on pages 4 to 21, pages 63 to 64 and page 66 of MFA's Annual Report on Form 10-K, which is a part hereof.

MFA
FINANCIAL, INC.

FORM 10-K

2012

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 1-13991

MFA FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Maryland *(State or other jurisdiction of incorporation or organization)*	**13-3974868** *(I.R.S. Employer Identification No.)*
350 Park Avenue, 20th Floor, New York, New York *(Address of principal executive offices)*	**10022** *(Zip Code)*

(212) 207-6400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange
8.50% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes __ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [✓]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No ✓

On June 29, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $2.801 billion based on the closing sales price of our common stock on such date as reported on the New York Stock Exchange.

On February 22, 2013, the registrant had a total of 358,867,860 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders scheduled to be held on or about May 22, 2013, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1.	Business	1
Item 1A.	Risk Factors	4
Item 1B.	Unresolved Staff Comments	22
Item 2.	Properties	22
Item 3.	Legal Proceedings	22
Item 4.	Mine Safety Disclosures	22

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	Selected Financial Data	26
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	64
Item 8.	Financial Statements and Supplementary Data	71
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	117
Item 9A.	Controls and Procedures	117
Item 9B.	Other Information	120

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	120
Item 11.	Executive Compensation	120
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	120
Item 13.	Certain Relationships and Related Transactions and Director Independence	120
Item 14.	Principal Accountant Fees and Services	120

PART IV

Item 15.	Exhibits and Financial Statement Schedules	121
Signatures		122

CAUTIONARY STATEMENT – This Annual Report on Form 10-K includes "forward-looking" statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information about possible or assumed future results with respect to the Company's business, financial condition, liquidity, results of operations, plans and objectives. You can identify forward-looking statements by such words as "will," "believe," expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "could," "would," "may" or similar expressions. We caution that any such forward-looking statements made by us are not guarantees of future performance and that actual results may differ materially from these forward-looking statements. We discuss certain factors that affect our business and that may cause our actual results to differ materially from these forward-looking statements under "Item 1A. Risk Factors" of this Annual Report on Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

In this Annual Report on Form 10-K, references to "we," "us," "our" or "the Company" refer to MFA Financial, Inc. and its subsidiaries unless specifically stated otherwise or the context otherwise indicates. The following defines certain of the commonly used terms in this Annual Report on Form 10-K: MBS refers to mortgage-backed securities secured by pools of residential mortgage loans; Agency MBS refers to MBS that are issued or guaranteed by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as Ginnie Mae; Non-Agency MBS are residential MBS that are not guaranteed by any agency of the U.S. Government or any federally chartered corporation; Hybrids refer to hybrid mortgage loans that have interest rates that are fixed for a specified period of time and, thereafter, generally adjust annually to an increment over a specified interest rate index; ARMs refer to Hybrids and adjustable-rate mortgage loans which typically have interest rates that adjust annually to an increment over a specified interest rate index; ARM-MBS refers to residential MBS that are secured by ARMs; and Linked Transactions refer to Non-Agency MBS purchases which were financed with the same counterparty and are therefore considered linked for financial statement reporting purposes and are reported at fair value on a combined basis.

PART I

Item 1. Business.

GENERAL

We are primarily engaged in the business of investing, on a leveraged basis, in residential Agency MBS and Non-Agency MBS. Our principal business objective is to generate net income for distribution to our stockholders resulting from the difference between the interest and other income we earn on our investments and the interest expense we pay on the borrowings that we use to finance our leveraged investments and our operating costs.

We were incorporated in Maryland on July 24, 1997, and began operations on April 10, 1998. We have elected to be taxed as a real estate investment trust (or REIT) for U.S. federal income tax purposes. In order to maintain our qualification as a REIT, we must, among other things, distribute at least 90% of our annual REIT taxable income to our stockholders.

INVESTMENT STRATEGY

Our operating policies require that at least 50% of our investment portfolio consist of Agency and Non-Agency MBS. The remainder of our assets may consist of direct or indirect investments in: (i) other types of MBS and residential mortgage loans; (ii) other mortgage and real estate-related debt and equity; and (iii) other yield instruments (corporate or government), subject at all times to compliance with various asset and income tests to maintain our qualification as a REIT as well as our exemption from the Investment Company Act of 1940, as amended (or the Investment Company Act).

The mortgages collateralizing our MBS portfolio are predominantly Hybrids, ARMs and 15-year fixed-rate mortgages. The Hybrids collateralizing our MBS typically have initial fixed-rate periods generally ranging from three to ten years. After entering their adjustable rate period, interest rates for most of our ARM-MBS reset based on London Interbank Offered Rate (or LIBOR) and the one-year constant maturity treasury (or CMT) rate. The mortgages collateralizing our ARM-MBS typically have interim and lifetime caps on interest rate adjustments.

The coupons earned on ARM-MBS adjust over time as interest rates change, typically after an initial fixed-rate period. Because the interest rates on ARM-MBS adjust, the market values of these assets are generally less sensitive to changes in interest rates than are fixed-rate MBS. Furthermore, 15-year fixed-rate mortgages amortize according to a 15-year amortization schedule and have a 15-year final maturity. Due to their accelerated amortization and shorter final maturity, these assets are generally less sensitive to changes in long-term interest rates as compared to mortgages with a longer final maturity, such as 30-year mortgages. In order to mitigate our interest rate risks, our strategy is to maintain a majority of our portfolio in ARM-MBS and 15-year fixed rate MBS.

While the majority of our portfolio holdings remain in Agency MBS, as part of our investment strategy a significant portion of our portfolio is invested in Non-Agency MBS. By blending Non-Agency MBS with Agency MBS, we seek to generate attractive returns with less sensitivity to changes in the yield curve, interest rate cycles and prepayments.

Non-Agency MBS Portfolio

Our Non-Agency MBS have been acquired primarily at discounts to face/par value. A portion of the purchase discount on substantially all of our Non-Agency MBS is designated as a non-accretable purchase discount (or Credit Reserve), which effectively mitigates our risk of loss on the mortgages collateralizing such MBS and is not expected to be accreted into interest income. The portion of the purchase discount that is not designated as credit reserve is accreted into interest income over the life of the security. Because the expected yields on our Non-Agency MBS are significantly greater than the expected yields on non-credit sensitive assets, we believe that changes in Non-Agency MBS prices are generally not highly correlated to changes in market interest rates and are more significantly impacted by general economic conditions and housing specific performance. Yields on Non-Agency MBS, unlike Agency MBS, will exhibit sensitivity to changes in credit performance. The extent to which our yield on Non-Agency MBS is impacted by the accretion of purchase discounts will vary over time by security, based upon the amount of purchase discount, the actual credit performance, and conditional prepayment rate (or CPR) experienced on each MBS.

FINANCING STRATEGY

Our financing strategy is designed to increase the size of our MBS portfolio by borrowing against a substantial portion of the market value of the MBS in our portfolio. We primarily use repurchase agreements to finance the acquisition of our Agency MBS and repurchase agreements and securitized debt to finance the acquisition of our Non-Agency MBS. We enter into interest rate derivatives to hedge the interest rate risk associated with a portion of our repurchase agreement borrowings and securitized debt. During 2012 we also issued 8% Senior Notes due 2042 (or Senior Notes) as part of our financing strategy.

Repurchase agreements, although legally structured as a sale and repurchase obligation, are financing contracts (i.e., borrowings) under which we pledge our MBS as collateral to secure loans with repurchase agreement counterparties (i.e., lenders). The amount borrowed under a repurchase agreement is limited to a specified percentage of the fair value of the MBS pledged as collateral. The portion of the pledged collateral held by the lender in excess of the amount borrowed under the repurchase agreement is the margin requirement for that borrowing. Repurchase agreements involve the transfer of the pledged collateral to a lender at an agreed upon price in exchange for such lender's simultaneous agreement to return the same security back to the borrower at a future date (i.e., the maturity of the borrowing) at a higher price. The difference between the original transfer price and return price is the cost, or interest expense, of borrowing under a repurchase agreement. Our cost of borrowings under repurchase agreements is generally LIBOR based. Under our repurchase agreements, we retain beneficial ownership of the pledged collateral and continue to receive principal and interest payments, while the lender maintains custody of such collateral. At the maturity of a repurchase financing, unless the repurchase financing is renewed with the same counterparty, we are required to repay the loan including any accrued interest and concurrently reacquire custody of the pledged collateral or, with the consent of the lender, we may renew the repurchase financing at the then prevailing market interest rate and terms. Margin calls pursuant to which a lender may require that we pledge additional securities and/or cash as collateral to secure our borrowings under repurchase financing with such lender, are routinely experienced by us, when the fair value of our existing pledged collateral declines as a result of principal amortization and prepayments or due to changes in market interest rates, spreads or other market conditions. We also may make margin calls on counterparties when collateral values increase. To date, we have satisfied all of our margin calls and have never sold assets in response to any margin calls.

In order to reduce our exposure to counterparty-related risk, we generally seek to enter into repurchase agreements and other financing arrangements, including but not limited to, resecuritizations, collateralized financing arrangements and other structured financings and derivatives, with a diversified group of financial institutions. At December 31, 2012, we had outstanding balances under repurchase agreements with 26 separate lenders.

We have engaged in and may engage in future resecuritization transactions. The objective of such a transaction may include obtaining permanent non-recourse financing, obtaining liquidity or financing the underlying securitized financial assets on improved terms. For financial statement reporting purposes, we will generally account for such transactions as a financing of the underlying MBS. (See Note 15 to the consolidated financial statements included under Item 8 of this Annual Report on Form 10-K.)

In addition to repurchase agreements, securitized debt and Senior Notes, we may also use other sources of funding in the future to finance our MBS portfolio, including, but not limited to, other types of collateralized borrowings, loan agreements, lines of credit, commercial paper or the issuance of debt securities.

COMPETITION

We operate in the mortgage-REIT industry. We believe that our principal competitors in the business of acquiring and holding MBS of the types in which we invest are financial institutions, such as banks, savings and loan institutions, life insurance companies, institutional investors, including mutual funds and pension funds, hedge funds, other mortgage-REITs as well as the U.S. Federal Reserve as part of its monetary policy activities. Some of these entities may not be subject to the same regulatory constraints (i.e., REIT compliance or maintaining an exemption under the Investment Company Act) as us. In addition, many of these entities have greater financial resources and access to capital than us. The existence of these entities, as well as the possibility of additional entities forming in the future, may increase the competition for the acquisition of MBS, resulting in higher prices and lower yields on such assets.

EMPLOYEES

At December 31, 2012, we had 37 employees, all of whom were full-time. We believe that our relationship with our employees is good. None of our employees is unionized or represented under a collective bargaining agreement.

AVAILABLE INFORMATION

We maintain a Web site at www.mfafinancial.com. We make available, free of charge, on our Web site our (a) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (including any amendments thereto), proxy statements and other information (or, collectively, the Company Documents) filed with, or furnished to, the Securities and Exchange Commission (or SEC), as soon as reasonably practicable after such documents are so filed or furnished, (b) Corporate Governance Guidelines, (c) Code of Business Conduct and Ethics and (d) written charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our Board of Directors (or our Board). Our Company Documents filed with, or furnished to, the SEC are also available at the SEC's Web site at www.sec.gov. We also provide copies of the foregoing materials, free of charge, to stockholders who request them. Requests should be directed to the attention of our General Counsel at MFA Financial, Inc., 350 Park Avenue, 20th Floor, New York, New York 10022.

Item 1A. Risk Factors.

This section highlights specific risks that could affect our Company and its businesses. Readers should carefully consider each of the following risks and all of the other information set forth in this Annual Report on Form 10-K. Based on the information currently known to us, we believe the following information identifies the most significant risk factors affecting our Company. However, the risks and uncertainties our Company faces are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develops into actual events or if the circumstances described in the risks and uncertainties occur or continue to occur, these events or circumstances could have a material adverse effect on our business, financial condition, results of operations, cash flows or liquidity. These events could also have a negative effect on the trading price of our securities.

General.

Our business and operations are affected by a number of factors, many of which are beyond our control, and primarily depend on, among other things, the level of our net interest income, the market value of our assets, the supply and demand for MBS, the availability of adequate financing and the credit performance of our Non-Agency MBS. Our net interest income varies primarily as a result of changes in interest rates, the slope of the yield curve (i.e., the differential between long-term and short-term interest rates), borrowing costs (i.e., interest expense) and prepayment speeds on our MBS, the behavior of which involves various risks and uncertainties. Interest rates and prepayment speeds, as measured by the CPR, vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results also depend upon our ability to effectively manage the risks associated with our business operations, including interest rate, prepayment, financing and credit risks, while maintaining our qualification as a REIT.

Risks Associated With Adverse Developments in the Mortgage Finance and Credit Markets

Volatile market conditions for mortgages and mortgage-related assets as well as the broader financial markets may materially adversely affect the value of the assets in which we invest.

Our results of operations are materially affected by conditions in the markets for mortgages and mortgage-related assets, including MBS, as well as the broader financial markets and the economy generally. Beginning in 2007, significant adverse changes in financial market conditions resulted in a deleveraging of the entire global financial system and the forced sale of large quantities of mortgage-related and other financial assets. More recently, concerns over economic recession, geopolitical issues, the ability of certain European sovereigns to honor their debt obligations and the exposure of certain European financial institutions to such debt, continuing relatively high levels of unemployment, the availability and cost of financing, the mortgage market, uncertainty related to political events such as the "fiscal cliff" and debt ceiling debates and an uncertain real estate market have contributed to volatility and relatively low expectations for the economy and markets. In particular, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions, including defaults, credit losses, liquidity concerns and, until recently, declining real estate valuations in many geographic markets. Certain commercial banks, investment banks and insurance companies have announced extensive losses from exposure to the residential mortgage market and, in some cases, have filed for bankruptcy. These factors, which persisted in 2012 and are likely to continue to a varying degree in 2013, have impacted investor perception of the risk associated with residential MBS, real estate-related securities and various other asset classes in which we may invest. As a result, values for residential MBS, real estate-related securities and various other asset classes in which we may invest have experienced volatility. Any decline in the value of our investments, or perceived market uncertainty about their value, would likely make it difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements already in place. Continuing volatility and deterioration in the broader residential mortgage and MBS markets may materially adversely affect the performance and market value of our investments.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may materially adversely affect our business.

The payments of principal and interest we receive on our Agency MBS, which depend directly upon payments on the mortgages underlying such securities, are guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. Fannie Mae and Freddie Mac are U.S. Government-sponsored entities (or GSEs), but their guarantees are not backed by the full faith and credit of the United States. Ginnie Mae is part of a U.S. Government agency and its guarantees are backed by the full faith and credit of the United States.

In response to general market instability and, more specifically, the financial conditions of Fannie Mae and Freddie Mac, in July 2008 Congress enacted the Housing and Economic Recovery Act of 2008 established a new regulator for Fannie Mae and Freddie Mac, the U.S. Federal Housing Finance Agency (or the FHFA). In September 2008, the U.S. Department of the Treasury (or U.S. Treasury), the FHFA, and the U.S. Federal Reserve announced a comprehensive action plan to help stabilize the financial markets, support the availability of mortgage finance and protect taxpayers. Under this plan, among other things, the FHFA was appointed as conservator of both Fannie Mae and Freddie Mac, allowing the FHFA to control the actions of the two GSEs without forcing them to liquidate (which would have been the case under receivership). The primary focus of the plan was to increase the availability of mortgage financing by allowing these GSEs to continue to grow their guarantee business without limit, while limiting the size of their retained mortgage and Agency MBS portfolios and requiring that these portfolios be reduced over time.

In an effort to further stabilize the U.S. mortgage market, the U.S. Treasury pursued three additional initiatives beginning in 2008. First, it entered into preferred stock purchase agreements, which have been subsequently amended, with each of the GSEs to ensure that they maintain a positive net worth. Second, it established a new secured short-term credit facility, which was available to Fannie Mae and Freddie Mac (as well as Federal Home Loan Banks) when other funding sources were unavailable. Third, it established an Agency MBS purchase program under which the U.S. Treasury purchased Agency MBS in the open market. The U.S. Federal Reserve also established a program of purchasing Agency MBS.

Those efforts resulted in significant U.S. Government financial support and increased control of the GSEs. In October 2012, the FHFA reported that, from the time of execution of the preferred stock purchase agreements, funding provided to Fannie Mae and Freddie Mac under the preferred stock purchase agreements totaled approximately $187.5 billion. The U.S. Treasury committed to support the positive net worth of Fannie Mae and Freddie Mac, through preferred stock purchases as necessary, through 2012. Nonetheless, FHFA has made projections for those purchases through 2015, predicting that cumulative U.S. Treasury draws (including dividends) at the end of 2015 could range from $191 billion to $209 billion. Those preferred stock purchase agreements, as amended, also require the reduction of Fannie Mae's and Freddie Mac's mortgage and Agency MBS portfolios (they were limited to $900 billion as of December 31, 2009, and to $810 billion as of December 31, 2010, and must be reduced each year until their respective mortgage assets reach $250 billion). In August 2012, the Treasury Department amended its stock purchase agreements to provide that the GSEs' portfolios will be wound down at an annual rate of 15 percent (an increase of five percent over the previously agreed annual rate of ten percent), requiring the GSEs' to reach the $250 billion target four years earlier than previously planned.

Although the U.S. Government has committed to support the positive net worth of Fannie Mae and Freddie Mac, there can be no assurance that these actions will be adequate for their needs, and there is no guarantee of continuing capital support (although some amount of such support is projected to be necessary). These uncertainties lead to questions about the availability of, and trading market for, Agency MBS. Despite the steps taken by the U.S. Government, Fannie Mae and Freddie Mac could default on their guarantee obligations which would materially and adversely affect the value of our Agency MBS. Accordingly, if these government actions are inadequate and the GSEs return to suffering losses or cease to exist (as discussed below), our business, operations and financial condition could be materially and adversely affected.

In addition, the problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship and receiving significant U.S. Government support have sparked serious debate among federal policy makers regarding the continued role of the U.S. Government in providing liquidity for mortgage loans. In 2011, the Obama administration proposed a plan to wind down the GSEs, and certain members of Congress have proposed various plans, including merging the GSEs into a government-owned corporation. Thus, the future roles of Fannie Mae and Freddie Mac are likely to be reduced and (perhaps significantly) the nature of their guarantee obligations could be considerably limited relative to historical measurements. Alternatively, Fannie Mae and

Freddie Mac could be dissolved or privatized, and the U.S. Government could determine to stop providing liquidity support of any kind to the mortgage market. Any changes to the nature of their guarantee obligations could redefine what constitutes an Agency MBS and could have broad adverse implications for the market and our business, operations and financial condition. If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically (i.e., limitation or removal of the guarantee obligation), we may be unable to acquire additional Agency MBS and our existing Agency MBS could be materially and adversely impacted.

We could be negatively affected in a number of ways depending on the manner in which related events unfold for Fannie Mae and Freddie Mac. We rely on our Agency MBS as collateral for our financings under our repurchase agreements. Any decline in their value, or perceived market uncertainty about their value, would make it more difficult for us to obtain financing on our Agency MBS on acceptable terms or at all, or to maintain our compliance with the terms of any financing transactions. Further, the current support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional support it may provide in the future, could have the effect of lowering the interest rates we expect to receive from Agency MBS, thereby tightening the spread between the interest we earn on our Agency MBS and the cost of financing those assets. A reduction in the supply of Agency MBS could also negatively affect the pricing of Agency MBS by reducing the spread between the interest we earn on our portfolio of Agency MBS and our cost of financing that portfolio.

As indicated above, as legislation enacted over the past few years has changed the relationship between Fannie Mae and Freddie Mac and the U.S. Government, future legislation could further change that relationship by, among other things, nationalizing, privatizing, or eliminating such entities entirely. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, such laws could increase the risk of loss on our investments in Agency MBS guaranteed by Fannie Mae and/or Freddie Mac. It also is possible that such laws could adversely impact the market for such securities and spreads at which they trade. All of the foregoing could materially and adversely affect our business, operations and financial condition.

Mortgage loan modification and refinancing programs and future legislative action may materially adversely affect the value of, and the returns on, our MBS.

The U.S. Government, through the Federal Reserve, the Treasury Department, the Federal Housing Administration (or the FHA) and other agencies has implemented a number of federal programs designed to assist homeowners, including the Home Affordable Modification Program (or HAMP), which provides homeowners with assistance in avoiding residential mortgage loan foreclosures, the Hope for Homeowners Program (or H4H Program), which allows certain distressed borrowers to refinance their mortgages into FHA-insured loans in order to avoid residential mortgage loan foreclosures, and the Home Affordable Refinance Program, which allows borrowers who are current on their mortgage payments to refinance and reduce their monthly mortgage payments without new mortgage insurance, up to an unlimited loan-to-value ratio for fixed-rate mortgages. HAMP, the H4H Program and other loss mitigation programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans (through forbearance and/or forgiveness) and/or the rate of interest payable on the loans, or to extend the payment terms of the loans. Especially with Non-Agency MBS, a significant number of loan modifications with respect to a given security, including, but not limited to, those related to principal forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such security. These loan modification programs, future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans, as well as changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac or Ginnie Mae, may materially adversely affect the value of, and the returns on, our MBS.

Actions by the U.S. Government designed to stabilize or reform the financial markets may not achieve their intended effect or otherwise benefit our business, and could materially adversely affect our business.

In July 2010, the U.S. Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (or the Dodd-Frank Act), in part to impose significant investment restrictions and capital requirements on banking entities and other organizations that are significant to U.S. financial markets. For instance, the Dodd-Frank Act imposes significant restrictions on the proprietary trading activities of certain banking entities and subjects other systemically significant organizations regulated by the U.S. Federal Reserve to increased capital requirements and quantitative limits for engaging in such activities. The Dodd-Frank Act also seeks to reform the asset-backed securitization market (including the MBS market) by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and by imposing additional registration and disclosure requirements. The Dodd-Frank Act also imposes significant regulatory restrictions on the origination of residential mortgage loans. While the full impact of the Dodd-Frank Act cannot be assessed until implementing regulations are finalized and implemented, the Dodd-Frank Act's extensive requirements may have a significant effect on the financial markets, and may affect the availability or terms of financing from our lender counterparties and the availability or terms of MBS, both of which could have a material adverse effect on our business.

In addition, U.S. Government, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. We cannot predict whether or when such actions may occur or what affect, if any, such actions could have on our business, results of operations and financial condition.

Risks Related to our Business, Assets and Use of Leverage

Prepayment rates on the mortgage loans underlying our MBS may materially adversely affect our profitability or result in liquidity shortfalls that could require us to sell assets in unfavorable market conditions.

The MBS that we acquire are secured by pools of mortgages on residential properties. In general, the mortgages collateralizing our MBS may be prepaid at any time without penalty. Prepayments on our MBS result when homeowners/mortgagees satisfy (i.e., pay off) the mortgage upon selling or refinancing their mortgaged property. When we acquire a particular MBS, we anticipate that the underlying mortgage loans will prepay at a projected rate which, together with expected coupon income, provides us with an expected yield on such MBS. If we purchase assets at a premium to par value, and borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the MBS may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the MBS may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates on loans are influenced by changes in mortgage and market interest rates and a variety of economic, geographic, governmental and other factors (including, without limitation, the various quantitative easing and "Operation Twist" actions undertaken by the U.S. Federal Reserve over the past few years with respect to its purchases and sales of U.S. Government and agency securities, as well as the refinancing programs described above) all of which are beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. If general interest rates decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid (to the extent such assets are available for us to reinvest in). In addition, the market value of our MBS may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates.

With respect to Agency MBS, we often purchase securities that have a higher coupon rate than the prevailing market interest rates. In exchange for a higher coupon rate, we typically pay a premium over par value to acquire these securities. In accordance with U.S. generally accepted accounting principles (or GAAP), we amortize the premiums on our MBS over the life of the related MBS. If the mortgage loans securing these securities prepay at a more rapid rate than anticipated, we will have to amortize our premiums on an accelerated basis which may adversely affect our profitability. Defaults on Agency MBS typically have the same effect as prepayments because of the underlying Agency guarantee. As of December 31, 2012, we had net purchase premiums of $227.3 million, or 3.3% of current par value, on our Agency MBS and net purchase discounts of $1.751 billion, or 26.9% of current par value, on our Non-Agency MBS.

Prepayments, which are the primary feature of MBS that distinguish them from other types of bonds, are difficult to predict and can vary significantly over time. As the holder of MBS, on a monthly basis, we receive a payment equal to a portion of our investment principal in a particular MBS as the underlying mortgages are prepaid. With respect to our Agency MBS, we typically receive notice of monthly principal prepayments on the fifth business day of each month (such day is commonly referred to as factor day) and receive the related scheduled payment on a specified later date, which for (a) our Agency ARM-MBS and fixed-rate Agency MBS guaranteed by Fannie Mae is the 25th day of that month (or next business day thereafter), (b) our Agency ARM-MBS guaranteed by Freddie Mac is the 15th day of the following month (or next business day thereafter), (c) our fixed-rate Agency MBS guaranteed by Freddie Mac is the 15th day of the month (or next business day thereafter), and (d) our Agency

ARM-MBS guaranteed by Ginnie Mae is the 20th day of that month (or next business day thereafter). With respect to our Non-Agency MBS, we typically receive notice of monthly principal prepayments and the related scheduled payment on the 25th day of each month (or next business day thereafter). In general, on the date each month that principal prepayments are announced (i.e., factor day for Agency MBS), the value of our MBS pledged as collateral under our repurchase agreements is reduced by the amount of the prepaid principal and, as a result, our lenders will typically initiate a margin call requiring the pledge of additional collateral or cash, in an amount equal to such prepaid principal, in order to re-establish the required ratio of borrowing to collateral value under such repurchase agreements. Accordingly, with respect to our Agency MBS, the announcement on factor day of principal prepayments is in advance of our receipt of the related scheduled payment, thereby creating a short-term receivable for us in the amount of any such principal prepayments; however, under our repurchase agreements, we may receive a margin call relating to the related reduction in value of our Agency MBS and, prior to receipt of this short-term receivable, be required to post additional collateral or cash in the amount of the principal prepayment on or about factor day, which would reduce our liquidity during the period in which the short-term receivable is outstanding. As a result, in order to meet any such margin calls, we could be forced to sell assets in order to maintain liquidity. Forced sales under adverse market conditions may result in lower sales prices than ordinary market sales made in the normal course of business. If our MBS were liquidated at prices below our amortized cost (i.e., the cost basis) of such assets, we would incur losses, which could materially adversely affect our earnings. In addition, in order to continue to earn a return on this prepaid principal, we must reinvest it in additional MBS or other assets; however, if interest rates decline, we may earn a lower return on our new investments as compared to the MBS that prepay.

Prepayments may have a materially negative impact on our financial results, the effects of which depend on, among other things, the timing and amount of the prepayment delay on our Agency MBS, the amount of unamortized premium on our prepaid MBS, the rate at which prepayments are made on our Non-Agency MBS, the reinvestment lag and the availability of suitable reinvestment opportunities.

Our business strategy involves the use of leverage, and we may not achieve what we believe to be optimal levels of leverage or we may become overleveraged, which may materially adversely affect liquidity, results of operations or financial condition.

Our business strategy involves the use of borrowing or "leverage." Pursuant to our leverage strategy, we borrow against a substantial portion of the market value of our MBS and use the borrowed funds to finance the acquisition of additional investment assets. We are not required to maintain any particular debt-to-equity ratio. Future increases in the amount by which the collateral value is required to contractually exceed the repurchase transaction loan amount, decreases in the market value of our MBS, increases in interest rate volatility and changes in the availability of acceptable financing could cause us to be unable to achieve the amount of leverage we believe to be optimal. The return on our assets and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions prevent us from achieving the desired amount of leverage on our investments or cause the cost of our financing to increase relative to the income earned on our leveraged assets. In addition, the payment of interest expense on our borrowings reduces cash flow available for distributions to our stockholders. If the interest income on our MBS purchased with borrowed funds fails to cover the interest expense of the related borrowings, we will experience net interest losses and may experience net losses from operations. Such losses could be significant as a result of our leveraged structure. The use of leverage to finance our MBS and other assets involves a number of other risks, including, among other things, the following:

- ***Adverse developments involving major financial institutions or involving one of our lenders could result in a rapid reduction in our ability to borrow and materially adversely affect our business, profitability and liquidity.*** As of December 31, 2012, we had amounts outstanding under repurchase agreements with 26 separate lenders. A material adverse development involving one or more major financial institutions or the financial markets in general could result in our lenders reducing our access to funds available under our repurchase agreements or terminating such repurchase agreements altogether. Dramatic declines in the housing market, with decreasing home prices and increasing foreclosures and unemployment, have resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. Certain institutions from which we seek to obtain financing have owned or financed residential mortgage loans, real estate-related securities and real estate loans which have declined in value and caused losses as a result of the downturn in the markets. Because all of our repurchase agreements are uncommitted and renewable at the discretion of our lenders, these conditions could cause our lenders to determine to reduce or terminate our access to future borrowings at virtually any time, which could materially adversely affect our business and profitability. Furthermore, if a number of our lenders became unwilling or unable to continue to provide us with financing, we could be forced to sell assets, including MBS in an unrealized loss position, in order to maintain liquidity. Forced sales under adverse market conditions may result in lower sales prices than ordinary market sales made in the normal course of business. If our MBS were liquidated at prices below our amortized cost (i.e., the cost basis) of such assets, we would incur losses, which could adversely affect our earnings.

- ***Our profitability may be materially adversely affected by a reduction in our leverage.*** As long as we earn a positive spread between interest and other income we earn on our leveraged assets and our borrowing costs, we believe that we can generally increase our profitability by using greater amounts of leverage. We cannot, however, assure you that repurchase financing will remain an efficient source of long-term financing for our assets. The amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates or they may require that we provide additional collateral to secure our borrowings. If our financing strategy is not viable, we will have to find alternative forms of financing for our assets which may not be available to us on acceptable terms or at acceptable rates. In addition, in response to certain interest rate and investment environments or to changes in market liquidity, we could adopt a strategy of reducing our leverage by selling assets or not reinvesting principal payments as MBS amortize and/or prepay, thereby decreasing the outstanding amount of our related borrowings. Such an action could reduce interest income, interest expense and net income, the extent of which would be dependent on the level of reduction in assets and liabilities as well as the sale prices for which the assets were sold.

- ***If we are unable to renew our borrowings at acceptable interest rates, it may force us to sell assets under adverse market conditions, which may materially adversely affect our liquidity and profitability.*** Since we rely primarily on borrowings under repurchase agreements to finance our MBS, our ability to achieve our investment objectives depends on our ability to borrow funds in sufficient amounts and on acceptable terms, and on our ability to renew or replace maturing borrowings on a continuous basis. Our repurchase agreement credit lines are renewable at the discretion of our lenders and, as such, do not contain guaranteed roll-over terms. Our ability to enter into repurchase transactions in the future will depend on the market value of our MBS pledged to secure the specific borrowings, the availability of acceptable financing and market liquidity and other conditions existing in the lending market at that time. If we are not able to renew or replace maturing borrowings, we could be forced to sell assets, including MBS in an unrealized loss position, in order to maintain liquidity. Forced sales under adverse market conditions could result in lower sales prices than ordinary market sales made in the normal course of business. If our MBS were liquidated at prices below our amortized cost (i.e., the cost basis) of such assets, we would incur losses, which could materially adversely affect our earnings.

- ***A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions, which may materially adversely affect our liquidity and profitability.*** In general, the market value of our MBS is impacted by changes in interest rates, prevailing market yields and other market conditions. A decline in the market value of our MBS may limit our ability to borrow against such assets or result in lenders initiating margin calls, which require a pledge of additional collateral or cash to re-establish the required ratio of borrowing to collateral value, under our repurchase agreements. Posting additional collateral or cash to support our credit will reduce our liquidity and limit our ability to leverage our assets, which could materially adversely affect our business. As a result, we could be forced to sell a portion of our assets, including MBS in an unrealized loss position, in order to maintain liquidity.

- ***If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security back to us at the end of the transaction term or if we default on our obligations under the repurchase agreement, we could incur losses.*** When we engage in repurchase transactions, we generally transfer securities to lenders (i.e., repurchase agreement counterparties) and receive cash from such lenders. Because the cash we receive from the lender when we initially transfer the securities to the lender is less than the value of those securities (this difference is referred to as the "haircut"), if the lender defaults on its obligation to transfer the same securities back to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K, for further discussion regarding risks related to exposure to financial institution counterparties in light of recent market conditions. Our exposure to defaults by counterparties may be more pronounced during periods of significant volatility in the market conditions for mortgages and mortgage-related assets as well as the broader financial markets. At December 31, 2012, we had greater than 5% stockholders' equity at risk to the following repurchase agreement counterparties: Credit Suisse (approximately 19.5%), Wells Fargo (approximately 9.7%), UBS (approximately 8.1%) and Deutsche Bank (approximately 6.8%).

In addition, generally, if we default on one of our obligations under a repurchase transaction with a particular lender, that lender can elect to terminate the transaction and cease entering into additional repurchase transactions with us. In addition, some of our repurchase agreements contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other repurchase agreements could also declare a default. Any losses we incur on our repurchase transactions could materially adversely affect our earnings and thus our cash available for distribution to our stockholders.

- ***Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.*** Borrowings made under repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code. If a lender under one of our repurchase agreements defaults on its obligations, it may be difficult for us to recover our assets pledged as collateral to such lender. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur. In addition, in the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the Bankruptcy Code, the effect of which, among other things, would be to allow the creditor under the agreement to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under our repurchase agreements without delay. Our risks associated with the insolvency or bankruptcy of a lender maybe more pronounced during periods of significant volatility in the market conditions for mortgages and mortgage-related assets as well as the broader financial markets.

We have experienced declines in the market value of our assets resulting in us recording impairments, which have had an adverse effect on our results of operations and financial condition.

A decline in the market value of our MBS or other assets may require us to recognize an "other-than-temporary" impairment (or OTTI) against such assets under GAAP. When the fair value of our MBS is less than its amortized cost, the security is considered impaired. We assess our impaired securities on at least a quarterly basis and designate such impairments as either "temporary" or "other-than-temporary." If we intend to sell an impaired security, or it is more likely than not that we will be required to sell the impaired security before its anticipated recovery, then we must recognize an OTTI through charges to earnings equal to the entire difference between the MBS amortized cost and its fair value at the balance sheet date. If we do not expect to sell an other-than-temporarily impaired security, only the portion of the OTTI related to credit losses is recognized through charges to earnings with the remainder recognized through other accumulated comprehensive income/(loss) on our consolidated balance sheet. Impairments are recognized through other comprehensive income/(loss) and do not impact earnings. Following the recognition of an OTTI through earnings, a new cost basis is established for the MBS and may not be adjusted for subsequent recoveries in fair value through earnings. However, OTTIs recognized through charges to earnings may be accreted back to the amortized cost basis of the security on a prospective basis through interest income. The determination as to whether an OTTI exists and, if so, the amount of credit impairment recognized in earnings is subjective, as such determinations are based on factual information available at the time of assessment as well as the Company's estimates of the future performance and cash flow projections. As a result, the timing and amount of OTTIs constitute material estimates that are susceptible to significant change. During 2012 as well as in prior years, we experienced declines in the fair value of our MBS and other assets, which were determined to be other-than-temporary. As a result, we recognized other-than-temporary impairments against such assets under GAAP.

Any downgrade, or perceived potential of a downgrade, of U.S. sovereign credit ratings by the various credit rating agencies may materially adversely affect our business.

During the summer of 2011, Standard & Poor's Corporation (or S&P), one of the major credit rating agencies, downgraded the U.S. sovereign credit rating in response to the protracted debate over the "U.S. debt ceiling limit" and S&P's perception of the U.S. Government's ability to address its long-term budget deficit. In addition, the credit rating of the GSEs was also downgraded by S&P in response to the downgrade in the U.S. sovereign credit rating, as the value of the Agency MBS issued by such GSEs and their ability to meet their obligations under such Agency MBS is impacted by the support provided to them by the U.S. Government and market perceptions of the strength of such support and the likelihood of its continuity. To the extent that the credit rating of any or all of the GSEs were to be downgraded by other credit rating agencies or further downgraded by S&P, the value of our Agency MBS could be negatively impacted. In addition, we could be negatively affected in a number of ways in the event of a default by the U.S. Government or a downgrade of the U.S. sovereign credit rating by other credit rating agencies or a further downgrade by S&P. Such negative impacts could include changes in the financing terms of our repurchase agreements collateralized by Agency MBS, which could include higher financing costs and/or a reduction in the amount of financing provided based on the market value of collateral posted under these agreements. These outcomes could in turn materially adversely affect our operations and financial condition in a number of ways, including a reduction in the net interest spread between our assets and associated repurchase agreement borrowings or by decreasing our ability to obtain repurchase agreement financing on acceptable terms, or at all.

Because assets we acquire may experience periods of illiquidity, we may lose profits, incur losses or be prevented from earning capital gains if we cannot sell mortgage-related assets at an opportune time.

We bear the risk of being unable to dispose of our investments at advantageous times or in a timely manner because mortgage-related assets may experience periods of illiquidity. A lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale or the unavailability of financing for these assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which may cause us to incur losses or prevent us from realizing capital gains.

A lack of liquidity in our investments may materially adversely affect our business.

The assets that comprise our investment portfolio and that we acquire are not traded on an exchange. A portion of these securities may be subject to legal and other restrictions on resale and are otherwise generally less liquid than exchange-traded securities. Any illiquidity of our investments may make it difficult for us to sell such investments if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we have or could be attributed with material, non-public information regarding such business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Our investments in Non-Agency MBS or other investment assets of lower credit quality involve credit risk, which could materially adversely affect our results of operations.

The holder of a mortgage or MBS assumes a risk that the borrowers may default on their obligations to make full and timely payments of principal and interest. Pursuant to our investment policy, we have the ability to acquire Non-Agency MBS and other investment assets of lower credit quality. In general, Non-Agency MBS carry greater investment risk than Agency MBS because they are not guaranteed as to principal and/or interest by the U.S. Government, any federal agency or any federally chartered corporation. Unexpectedly high rates of default (e.g., in excess of the default rates forecasted) and/or higher than expected loss severities on the mortgages collateralizing our Non-Agency MBS may adversely affect the value of such assets. Accordingly, Non-Agency MBS and other investment assets of less-than-high credit quality could cause us to incur losses of income from, and/or losses in market value relating to, these assets if there are defaults of principal and/or interest on these assets.

We may have significant credit risk, especially on Non-Agency MBS, in certain geographic areas and may be disproportionately affected by economic or housing downturns, natural disasters, terrorist events, adverse climate changes or other adverse events specific to those markets.

A significant number of the mortgages collateralizing our MBS may be concentrated in certain geographic areas. For example, with respect to our Non-Agency MBS portfolio, we have significantly higher exposure in California, Florida, New York, Virginia and New Jersey. (See "Market Value Risk" included under Part II, Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" of this Annual Report on Form 10-K) Certain markets within these states (particularly California and Florida) experienced significant decreases in residential home value during the recent housing crisis and continue to experience challenging economic and real estate conditions. Any event that adversely affects the economy or real estate market in these states could have a disproportionately adverse effect on our Non-Agency MBS portfolio. In general, any material decline in the economy or significant difficulties in the real estate markets would be likely to cause a decline in the value of residential properties securing the mortgages in the relevant geographic area. This, in turn, would increase the risk of delinquency, default and foreclosure on real estate collateralizing our Non-Agency MBS in this area. This may then materially adversely affect our credit loss experience on our Non-Agency MBS in such area if unexpectedly high rates of default (e.g., in excess of the default rates forecasted) and/or higher than expected loss severities on the mortgages collateralizing such securities were to occur.

The occurrence of a natural disaster (such as an earthquake, tornado, hurricane or a flood) or a significant adverse climate change may cause a sudden decrease in the value of real estate and would likely reduce the value of the properties securing the mortgages collateralizing our Non-Agency MBS. Since certain natural disasters may not typically be covered by the standard hazard insurance policies maintained by borrowers, the borrowers may have to pay for repairs due to the disasters. Borrowers may not repair their property or may stop paying their mortgages under those circumstances. This would likely cause defaults and credit loss severities to increase on the pool of mortgages securing our Non-Agency MBS which, unlike Agency MBS, are not guaranteed as to principal and/or interest by the U.S. Government, any federal agency or federally chartered corporation.

We have some investments in Non-Agency MBS collateralized by Alt A loans and may also have investments collateralized by subprime mortgage loans, which, due to lower underwriting standards, are subject to increased risk of losses.

We have certain investments in Non-Agency MBS backed by collateral pools containing mortgage loans that have been originated using underwriting standards that are less strict than those used in underwriting "prime mortgage loans". These lower standards permit mortgage loans made to borrowers having impaired credit histories, mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Due to economic conditions, including increased interest rates and lower home prices, as well as aggressive lending practices, Alt A and subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of higher delinquency rates and losses associated with Alt A and subprime mortgage loans, the performance of Non-Agency MBS backed by these types of loans that we may acquire could be correspondingly adversely affected, which could materially adversely impact our results of operations, financial condition and business.

We may generate taxable income that differs from our GAAP income on Non-Agency MBS purchased at a discount to par value, which may result in significant timing variances in the recognition of income and losses.

We have acquired and intend to continue to acquire Non-Agency MBS at prices that reflect significant market discounts on their unpaid principal balances. For financial statement reporting purposes, we generally establish a portion of this discount as a Credit Reserve. This Credit Reserve is generally not accreted into income for financial statement reporting purposes. For tax purposes, however, we are not permitted to anticipate, or establish a reserve for, credit losses prior to their occurrence. As a result, discount on securities acquired in the primary or secondary market is included in the determination of taxable income and is not impacted by losses until such losses are incurred. Such differences in accounting for tax and GAAP can lead to significant timing variances in the recognition of income and losses. Taxable income on Non-Agency MBS purchased at a discount to their par value may be higher than GAAP earnings in early periods (before losses are actually incurred) and lower than GAAP earnings in periods during and subsequent to when realized credit losses are incurred. Dividends will be declared and paid at the discretion of our Board and will depend on REIT taxable earnings, our financial results and overall financial condition, maintenance of our REIT qualification and such other factors as our Board may deem relevant from time to time.

An increase in our borrowing costs relative to the interest we receive on our MBS may materially adversely affect our profitability.

Our earnings are primarily generated from the difference between the interest income we earn on our investment portfolio, less net amortization of purchase premiums and discounts, and the interest expense we pay on our borrowings. We rely primarily on borrowings under repurchase agreements to finance the acquisition of MBS which have longer-term contractual maturities. Even though the majority of our MBS have interest rates that adjust over time based on short-term changes in corresponding interest rate indexes, the interest we pay on our borrowings may increase at a faster pace than the interest we earn on our MBS. In general, if the interest expense on our borrowings increases relative to the interest income we earn on our MBS, our profitability may be materially adversely affected, including due to the following reasons:

- ***Changes in interest rates, cyclical or otherwise, may materially adversely affect our profitability.*** Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political conditions, as well as other factors beyond our control. In general, we finance the acquisition of our MBS through borrowings in the form of repurchase transactions, which exposes us to interest rate risk on the financed assets. The cost of our borrowings is based on prevailing market interest rates. Because the terms of our repurchase transactions typically range from one to six months at inception, the interest rates on our borrowings generally adjust more frequently (as new repurchase transactions are entered into upon the maturity of existing repurchase transactions) than the interest rates on our MBS. During a period of rising interest rates, our borrowing costs generally will increase at a faster pace than our interest earnings on the leveraged portion of our MBS portfolio, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition, including the impact of hedging transactions, at the time as well as the magnitude and period over which interest rates increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our MBS portfolio. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our distributions to stockholders.

- ***Interest rate caps on the mortgages collateralizing our MBS may materially adversely affect our profitability if short-term interest rates increase.*** The coupons earned on ARM-MBS adjust over time as interest rates change (typically after an initial fixed-rate period for Hybrids). The financial markets primarily determine the interest rates that we pay on the repurchase transactions used to finance the acquisition of our MBS; however, the level of adjustment to the interest rates earned on our ARM-MBS is typically limited by contract (or in certain cases by state or federal law). The interim and lifetime interest rate caps on the mortgages collateralizing our MBS limit the amount by which the interest rates on such assets can adjust. Interim interest rate caps limit the amount interest rates on a particular ARM can adjust during the next adjustment period. Lifetime interest rate caps limit the amount interest rates can adjust upward from inception through maturity of a particular ARM. Our repurchase transactions are not subject to similar restrictions. Accordingly, in a sustained period of rising interest rates or a period in which interest rates rise rapidly, we could experience a decrease in net income or a net loss because the interest rates paid by us on our borrowings (excluding the impact of hedging transactions) could increase without limitation (as new repurchase transactions are entered into upon the maturity of existing repurchase transactions) while increases in the interest rates earned on the mortgages collateralizing our MBS could be limited due to interim or lifetime interest rate caps.

- ***Adjustments of interest rates on our borrowings may not be matched to interest rate indexes on our MBS.*** In general, the interest rates on our repurchase transactions are based on LIBOR, while the interest rates on our ARM-MBS may be indexed to LIBOR or CMT rate. Accordingly, any increase in LIBOR relative to one-year CMT rates will generally result in an increase in our borrowing costs that is not matched by a corresponding increase in the interest earned on our ARM-MBS tied to these other index rates. Any such interest rate index mismatch could adversely affect our profitability, which may negatively impact our distributions to stockholders.

- ***A flat or inverted yield curve may adversely affect ARM-MBS prepayment rates and supply.*** Our net interest income varies primarily as a result of changes in interest rates as well as changes in interest rates across the yield curve. When the differential between short-term and long-term benchmark interest rates narrows, the yield curve is said to be "flattening." We believe that when the yield curve is relatively flat, borrowers have an incentive to refinance into Hybrids with longer initial fixed-rate periods and fixed rate mortgages, causing our MBS to experience faster prepayments. In addition, a flatter yield curve generally leads to fixed-rate mortgage rates that are closer to the interest rates available on ARMs, potentially decreasing the supply of ARM-MBS. At times, short-term interest rates may increase and exceed long-term interest rates, causing an inverted yield curve. When the yield curve is inverted, fixed-rate mortgage rates may approach or be lower than mortgage rates on ARMs, further increasing ARM-MBS prepayments and further negatively impacting ARM-MBS supply. Increases in prepayments on our MBS portfolio cause our premium amortization to accelerate, lowering the yield on such assets. If this happens, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our distributions to stockholders.

We are dependent on our executive officers and key personnel for our success, the loss of any of which may materially adversely affect our business.

Our success is dependent upon the efforts, experience, diligence, skill and network of business contacts of our executive officers and key personnel. The departure of any of our executive officers and/or key personnel could have a material adverse effect on our operations and performance.

We are dependent on information systems and systems' failures could significantly disrupt our business.

Our business is highly dependent on our communications and information systems. Any failure or interruption of our systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operation and performance.

We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments, which could materially adversely affect our results of operations.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire MBS or other investments at favorable prices. In acquiring our investments, we compete with a variety of institutional investors, including other REITs, public and private funds, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. Many of our competitors are not subject to the operating constraints associated with REIT compliance or maintenance of an exemption from the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish additional business relationships than us. Furthermore, government or regulatory action and competition for investment securities of the types and classes which we acquire may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

The ongoing debt crisis in Europe could have a material adverse effect on our business.

During the past several years, certain of our repurchase agreement counterparties in the United States and Europe have experienced financial difficulty and have been either rescued by government assistance or otherwise benefitted from accommodative monetary policy of Central Banks. Several European governments have coordinated plans to attempt to shore up their financial sectors through loans, credit guarantees, capital infusions, promises of continued liquidity funding and interest rate cuts. Additionally, other governments of the world's largest economic countries also implemented interest rate cuts. There is no assurance that these and other plans and programs will be successful in halting the global credit crisis or in preventing other banks from failing. If unsuccessful, this could materially adversely affect our financing and operations as well as those of the entire mortgage sector in general.

As the European credit crisis continues, with the problems in other countries such as Greece, Italy, Spain and Portugal, there is a growing risk to the financial condition and stability of major European banks. Some of these banks have U.S. banking subsidiaries, which have provided financing to us, particularly repurchase agreement financing for the acquisition of various investments, including MBS investments. Recently, the U.S. government placed many of the U.S. banking subsidiaries of these major European banks on credit watch. If the European credit crisis continues to impact these major European banks, there is the possibility that it will also impact the operations of their U.S. banking subsidiaries. This could adversely affect our financing and operations as well as those of the entire mortgage sector in general.

Government use of eminent domain to seize underwater mortgages could materially adversely affect the value of, and the returns on, our MBS.

The mortgages securing our Non-Agency MBS are located in many geographic regions across the United States, with significantly higher exposure in California, Florida, New York, Virginia and New Jersey. Several county and municipal governments have discussed using eminent domain to seize from mortgage holders the mortgages of borrowers who are underwater, but not in default. If these discussions lead to definitive action by such governments and such actions withstand Constitutional and other legal challenges, resulting in mortgages securing our Non-Agency MBS being seized using eminent domain, the consideration received from the seizing authorities for such mortgages may be substantially less than the outstanding principal balance, which would result in a realized loss and a corresponding write-down of the principal balance of those mortgages. The result of these seizures would be that the amounts we receive on our Non-Agency MBS would be less than we would otherwise have received if the mortgage loans had not been seized, which may result in a decline in the market value and/or OTTI of these securities. If governments ultimately adopt such plans and mortgages securing our Non-Agency MBS are seized on a widespread scale, it could have a material adverse effect on the value of and/or returns on our Non-Agency MBS and our results of operations more generally.

Risks Related to Our Hedging and Investment Strategies

Our use of hedging strategies to mitigate our interest rate exposure may not be effective and may expose us to counterparty risks.

In accordance with our operating policies, we pursue various types of hedging strategies, including Swaps, interest rate cap agreements and other derivative transactions, to seek to mitigate or reduce our exposure to losses from adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and financing sources used and other changing market conditions. No hedging strategy, however, can completely insulate us from the interest rate risks to which we are exposed and there is no guarantee that the implementation of any hedging strategy would have the desired impact on our results of operations or financial condition. Certain of the U.S. federal income tax requirements that we must satisfy in order to qualify as a REIT may limit our ability to hedge against such risks. We will not enter into derivative transactions if we believe that they will jeopardize our qualification as a REIT.

Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the party owing money in the hedging transaction may default on its obligation to pay.

We primarily use interest rate swap agreements (or Swaps) to hedge against future increases in interest rates on our repurchase agreements. Should a Swap counterparty be unable to make required payments pursuant to such Swap, the hedged liability would cease to be hedged for the remaining term of the Swap. In addition, we may be at risk for any collateral held by a hedging counterparty to a Swap, should such counterparty become insolvent or file for bankruptcy. Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Hedging instruments used by us involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of hedging instruments may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in a loss and force us to cover our commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may enter into hedging instruments that could expose us to contingent liabilities in the future, which could materially adversely affect our results of operations.

Subject to maintaining our qualification as a REIT, part of our financing strategy involves entering into hedging instruments that could require us to fund cash payments in certain circumstances (e.g., the early termination of a hedging instrument caused by an event of default or other voluntary or involuntary termination event or the decision by a hedging counterparty to request the posting of collateral that it is contractually owed under the terms of a hedging instrument). With respect to the termination of an existing Swap, the amount due would generally be equal to the unrealized loss of the open Swap position with the hedging counterparty and could also include other fees and charges. These economic losses will be reflected in our financial results of operations and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. Any losses we incur on our hedging instruments could materially adversely affect our earnings and thus our cash available for distribution to our stockholders.

We may fail to qualify for hedge accounting treatment, which could materially adversely affect our results of operations.

We record derivative and hedge transactions in accordance with GAAP, specifically according to the Financial Accounting Standards Board Accounting Standards Codification Topic on Derivatives. Under these standards, we may fail to qualify for hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the definition of a derivative, we fail to satisfy hedge documentation and hedge effectiveness assessment requirements or our instruments are not highly effective. If we fail to qualify for hedge accounting treatment, our operating results for financial reporting purposes may be materially adversely affected because losses on the derivatives we enter into would be recorded in net income, rather than accumulated other comprehensive income, a component of stockholders' equity.

We may change our investment strategy, operating policies and/or asset allocations without stockholder consent, which could materially adversely affect our results of operations.

We may change our investment strategy, operating policies and/or asset allocation with respect to investments, acquisitions, leverage, growth, operations, indebtedness, capitalization and distributions at any time without the consent of our stockholders. A change in our investment strategy may increase our exposure to interest rate risk, credit risk, default risk and/or real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from our historical investments. These changes could materially adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or make distributions.

We may enter into Resecuritization Transactions, the tax treatment of which could have a material adverse effect on our results of operations.

We have engaged in and intend to engage in future resecuritization transactions in which we transfer Non-Agency MBS to a special purpose entity that has formed or will form a securitization vehicle that will issue multiple classes of securities secured by and payable from cash flows on the underlying Non-Agency MBS. To date, we have structured two such transactions as a real estate mortgage investment conduit (or REMIC) securitization, which, to the extent we have transferred securities in a resecuritization, is viewed as the sale of securities for tax purposes. Although such transactions are treated as sales for tax purposes, they have historically not given rise to any taxable gain so that the prohibited transactions tax rules have not been implicated (*i.e.*, the tax only applies to net taxable gain from sales that are prohibited transactions); however, no assurance can be offered that the Internal Revenue Service (or IRS) will agree with such treatment. In addition, to these REMIC securitization transactions, we have also engaged in two resecuritization transactions that we believe should be treated as financing transactions for tax purposes. If a securitization transaction were to be considered to be a sale of property to customers in the ordinary course of a trade or business, and we recognized a gain on such transaction for tax purposes, then we could risk exposure to the 100% tax on net taxable income from prohibited transactions. Moreover, even if we retained MBS resulting from a resecuritization transaction and then subsequently sold such securities at a tax gain, the gain could, absent an available safe-harbor provision, be characterized as net income from a prohibited transaction. Under these circumstances, our results of operations could be materially adversely affected.

Risks Related to Our Taxation as a REIT and the Taxation of Our Assets

Our qualification as a REIT

We have elected to qualify as a REIT and intend to comply with the provisions of the Internal Revenue Code of 1986, as amended (or the Code) related to REIT qualification. Accordingly, we will not be subjected to federal income tax to the extent we distribute 100% of our REIT taxable income (which is generally our taxable income, computed without regard to the dividends paid deduction, any net income from prohibited transactions, and any net income from foreclosure property) to stockholders within the timeframe permitted under the Code and provided that we comply with certain income, asset and ownership tests applicable to REITs. We believe that we currently meet all of the REIT requirements (other than certain underdistributions of REIT taxable income for certain prior years, which we are in the process of remedying through the declaration of deficiency dividends and payment of associated excise tax and interest), and continue to qualify as a REIT under the provisions of the Code. Many of the REIT requirements however are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve interpretation. For example, if we are to qualify as a REIT, annually at least 75% of our gross income must come from, among other sources, interest on obligations secured by mortgages on real property or interests in real property, gain from the disposition of real property, including mortgages or interest in real property (other than sales or dispositions of real property, including mortgages on real property, or securities that are treated as mortgages on real property, to customers in the ordinary course of a trade or business (*i.e.*, prohibited transactions)), dividends, other distributions and gains from the disposition of shares in other REITs, commitment fees received for agreements to make real estate loans and certain temporary investment income. In addition, the composition of our assets must meet certain requirements at the close of each quarter. There can be no assurance that the IRS or a court would agree with any conclusions or positions we have taken in interpreting the REIT requirements.

Also, to maintain our qualification as a REIT, we must distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain) to our stockholders within the timeframe permitted under the Code. We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely (including extensions) file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal income tax on our undistributed taxable income. In addition, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

The dividend distribution requirement limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of differences in timing between the recognition of taxable income and the actual receipt of cash, we may have to borrow funds on a short-term basis to meet the 90% dividend distribution requirement.

Even a technical or inadvertent mistake could jeopardize our REIT qualification unless we meet certain statutory relief provisions. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

Furthermore, even if we qualify as a REIT for U.S. federal income tax purposes, we may be required to pay certain federal, state and local taxes on our income. Any of these taxes will reduce our operating cash flow.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. The REMIC provisions of the Code generally provide that REMICs are the only form of pass-through entity permitted to issue debt obligations with two or more maturities if the payments on those obligations bear a relationship to the mortgage obligations held by such entity. If we engage in a non-REMIC securitization transaction, directly or indirectly through a qualified REIT subsidiary (or QRS), in which the assets held by the securitization vehicle consist largely of mortgage loans or MBS, in which the securitization vehicle issues to investors two or more classes of debt instruments that have different maturities, and in which the timing and amount of payments on the debt instruments is determined in large part by the amounts received on the mortgage loans or MBS held by the securitization vehicle, the securitization vehicle will be a taxable mortgage pool. As long as we or another REIT hold a 100% interest in the equity interests in a taxable mortgage pool, either directly, or through a QRS, it will not be subject to tax. A portion of the income that we realize with respect to the equity interest we hold in a taxable mortgage pool will, however, by considered to be excess inclusion income and, as a result, a portion of the dividends that we pay to our stockholders will be considered to consist of excess inclusion income. Such excess inclusion income is treated as unrelated business taxable income (or UBTI) for tax-exempt stockholders, is subject to withholding for foreign stockholders (without the benefit of any treaty reduction), and is not subject to reduction by net operating loss carryovers. Historically, we have not generated excess inclusion; however, despite our efforts, we may not be able to avoid creating or distributing excess inclusion income to our stockholders in the future. In addition, we could face limitations in selling equity interests to outside investors in securitization transactions that are taxable mortgage pools or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

We have not established a minimum dividend payment level, and there is no guarantee that we will maintain current dividend payment levels or pay dividends in the future.

In order to maintain our qualification as a REIT, we must comply with a number of requirements under federal tax law, including that we distribute at least 90% of our REIT taxable income within the timeframe permitted under the Code, which is calculated generally before the dividends paid deduction and excluding net capital gain. Dividends will be declared and paid at the discretion of our Board and will depend on our REIT taxable earnings, our financial results and overall condition, maintenance of our REIT qualification and such other factors as our Board may deem relevant from time to time. We have not established a minimum dividend payment level for our common stock and our ability to pay dividends may be negatively impacted by adverse changes in our operating results. Therefore, our dividend payment level may fluctuate significantly, and, under some circumstances, we may not pay dividends at all.

Our reported GAAP financial results differ from the taxable income results that impact our dividend distribution requirements and, therefore, our GAAP results may not be an accurate indicator of future taxable income and dividend distributions.

Generally, the cumulative net income we report over the life of an asset will be the same for GAAP and tax purposes, although the timing of this income recognition over the life of the asset could be materially different. Differences exist in the accounting for GAAP net income and REIT taxable income which can lead to significant variances in the amount and timing of when income and losses are recognized under these two measures. Due to these differences, our reported GAAP financial results could materially differ from our determination of taxable income results, which impacts our dividend distribution requirements, and, therefore, our GAAP results may not be an accurate indicator of future taxable income and dividend distributions.

Over time, accounting principles, conventions, rules, and interpretations may change, which could affect our reported GAAP and taxable earnings, and stockholders' equity.

Accounting rules for the various aspects of our business change from time to time. Changes in GAAP, or the accepted interpretation of these accounting principles, can affect our reported income, earnings, and stockholders' equity. In addition, changes in tax accounting rules or the interpretations thereof could affect our taxable income and our dividend distribution requirements. These changes may materially adversely affect our results of operations.

Dividends payable by REITs do not qualify for the reduced tax rates

Legislation enacted in 2003 generally reduces the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates from 38.6% to 15% (through 2012). For taxable years beginning after 2012, the rate will rise to 20% for taxpayers with incomes exceeding $400,000 ($450,000 for married tax payers). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Risks Associated with our Regulatory Environment and Internal Control over Financial Reporting

We have identified, and may identify in the future, a material weakness in our internal control over financial reporting, which may require us to incur substantial costs and divert management resources in connection with our efforts to remediate this material weakness.

We have determined that a material weakness existed at the Company as of December 31, 2012. Specifically, we have determined that control deficiencies existed in our process to calculate taxable income for our MBS that rose to the level of a material weakness. A detailed description of this material weakness is provided in Part II, Item 9A., "Controls and Procedures" of this Annual Report on Form 10-K. Due solely to this material weakness, management has concluded that we did not maintain an effective internal control over financial reporting as of December 31, 2012 (and, solely as a result of this material weakness, we have concluded that our disclosure controls and procedures were not effective as of December 31, 2012). We are in the process of developing and implementing new processes and procedures to remediate this material weakness. We cannot be certain that any remedial measures we take will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future and, accordingly, additional material weaknesses may occur in the future. It is possible that additional control deficiencies may be identified in addition to, or that are unrelated to, the material weakness described above. These control deficiencies may represent one or more material weaknesses. Our inability to remedy any additional deficiencies or material weaknesses that may be identified in the future could, among other things, cause us to fail to file timely our periodic reports with the SEC (which may have a material adverse effect on our ability to access the capital markets); prevent us from providing reliable and accurate financial information and forecasts or from avoiding or detecting fraud; or require us to incur additional costs or divert management resources to, among other things, comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Future legal changes could require us to significantly restructure our operations in order to maintain our investment company exemption, which would materially and adversely affect us.

Our objective has been to conduct our business so as not to become regulated as an investment company under the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act exempts from the definition of "investment company" entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Under current interpretations of the SEC staff, this exemption generally means that at least 55% of our assets must be comprised of "qualifying real estate assets" and at least 80% of our portfolio must be comprised of qualifying real estate assets and real estate-related assets under the Investment Company Act. We primarily rely on an existing interpretation of the SEC staff that generally provides that "whole pool certificates" that are issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae (or Agency Whole Pool Certificates) are considered qualifying real estate assets under Section 3(c)(5)(C). We treat as real estate-related assets MBS that do not represent all of the certificates issued with respect to the entire pool of mortgages. Compliance with this exemption inherently limits the types of assets we may acquire from time to time.

On August 31, 2011, the SEC issued a "concept release" in which it announced that it is reviewing interpretive issues related to the Section 3(c)(5)(C) exemption, including requesting comments on whether it should reconsider whether Agency Whole Pool Certificates may be treated as interests in real estate (and presumably Qualifying Real Estate Assets) and whether companies, such as us, whose primary business consists of investing in Agency Whole Pool Certificates, are the type of entities that Congress intended to be covered by the exclusion provided by Section 3(c)(5)(C).

The potential timetable and outcome of the SEC's review are unclear. However, if the SEC determines that Agency Whole Pool Certificates are not interests in real estate (and therefore not Qualifying Real Estate Assets), adopts an otherwise adverse interpretation with respect to Agency Whole Pool Certificates, issues different guidance regarding any of the matters bearing upon the exemption under Section 3(c)(5)(C) or otherwise believes we do not satisfy an Investment Company Act exemption, we would be required to significantly restructure our operations in order to maintain our investment company exemption. Under these circumstances, our ability to use leverage and our access to more favorable methods of financing would be substantially reduced, and we would be unable to conduct our business as we currently conduct it. We may also be required to sell certain of our assets and/or limit the types of assets we acquire. Under the circumstances described above, it is likely that our net interest income would be significantly reduced, which would materially and adversely affect our business.

Risks Related to Our Corporate Structure

Our ownership limitations may restrict business combination opportunities.

To qualify as a REIT under the Code, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or under applicable attribution rules, by five or fewer individuals (as defined by the Code to include certain entities) during the last half of each taxable year. To preserve our REIT qualification, among other things, our charter generally prohibits direct or indirect ownership by any person of more than 9.8% of the number or value of the outstanding shares of our capital stock. Generally, shares owned by affiliated owners will be aggregated for purposes of the ownership limit. Any transfer of shares of our capital stock or other event that, if effective, would violate the ownership limit will be void as to that number of shares of capital stock in excess of the ownership limit and the intended transferee will acquire no rights in such shares. Shares issued or transferred that would cause any stockholder to own more than the ownership limit or cause us to become "closely held" under Section 856(h) of the Code will automatically be converted into an equal number of shares of excess stock. All excess stock will be automatically transferred, without action by the prohibited owner, to a trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the prohibited owner will not acquire any rights in the shares of excess stock. The restrictions on ownership and transfer contained in our charter could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of shares of common stock might receive a premium for their shares of common stock over the then current market price or that such holders might believe to be otherwise in their best interests. The ownership limit provisions also may make our shares of common stock an unsuitable investment vehicle for any person seeking to obtain, either alone or with others as a group, ownership of more than 9.8% of the number or value of our outstanding shares of capital stock.

Provisions of Maryland law and other provisions of our organizational documents may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law (or MGCL) may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose two supermajority stockholder voting requirements to approve these combinations (unless our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares); and
- "control share" provisions that provide that holders of "control shares" of our company (defined as voting shares of stock which, when aggregated with all other shares controlled by the acquiring stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Our bylaws provide that we are not subject to the "control share" provisions of the MGCL. However, our Board may elect to make the "control share" statute applicable to us at any time, and may do so without stockholder approval.

Title 3, Subtitle 8 of the MGCL permits our Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect on behalf of our company to be subject to statutory provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Our Board may elect to opt in to any or all of the provisions of Title 3, Subtitle 8 of the MGCL without stockholder approval at any time. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) provide for a classified board, (2) require the affirmative vote of the holders of at least 80% of the votes entitled to be cast in the election of directors for the removal of any director from our Board, which removal will be allowed only for cause, (3) vest in our Board the exclusive power to fix the number of directorships and (4) require, unless called by our Chairman of the Board, Chief Executive Officer or President or our Board, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting. These provisions may delay or prevent a change of control of our company.

Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, senior or subordinated notes and series or classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Our Board may approve the issuance of capital stock with terms that may discourage a third party from acquiring us.

Our charter permits our Board to issue shares of preferred stock, issuable in one or more classes or series. We may issue a class of preferred stock to individual investors in order to comply with the various REIT requirements or to finance our operations. Our charter further permits our Board to classify or reclassify any unissued shares of preferred or common stock and establish the preferences and rights (including, among others, voting, dividend and conversion rights) of any such shares of stock, which rights may be superior to those of shares of our common stock. Thus, our Board could authorize the issuance of shares of preferred or common stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of the outstanding shares of our common stock might receive a premium for their shares over the then current market price of our common stock.

Future issuances or sales of shares could cause our share price to decline.

Sales of substantial numbers of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through a sale of additional equity securities. Other issuances of our common stock could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Office Leases

We pay monthly rent pursuant to two operating leases. Our lease for our corporate headquarters in New York, New York extends through May 31, 2020. The lease provides for aggregate cash payments ranging over time from approximately $2.4 million to $2.5 million per year, paid on a monthly basis, exclusive of escalation charges. In addition, as part of this lease agreement, we have provided the landlord a $785,000 irrevocable standby letter of credit fully collateralized by cash. The letter of credit may be drawn upon by the landlord in the event that we default under certain terms of the lease. In addition, we have a lease through December 31, 2016, for our off-site back-up facility located in Rockville Centre, New York, which provides for, among other things, cash payments ranging over time from $28,000 to $30,000 per year, paid on a monthly basis.

Item 3. Legal Proceedings.

There are no material legal proceedings to which we are a party or any of our assets are subject.

To date, we have not been required to make any payments to the IRS as a penalty for failing to make disclosures required with respect to certain transactions that have been identified by the IRS as abusive or that have a significant tax avoidance purpose.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange, under the symbol "MFA." On February 22, 2013, the last sales price for our common stock on the New York Stock Exchange was $8.83 per share. The following table sets forth the high and low sales prices per share of our common stock during each calendar quarter for the years ended December 31, 2012 and 2011:

	2012		2011	
Quarter Ended	High	Low	High	Low
March 31	$ 7.60	$ 6.65	$ 8.64	$ 7.88
June 30	7.93	7.01	8.26	7.62
September 30	8.63	7.61	8.35	6.71
December 31	8.77	7.50	7.26	6.23

Holders

As of February 22, 2013, we had 679 registered holders of our common stock. Such information was obtained through our registrar and transfer agent, based on the results of a broker search.

Dividends

No dividends may be paid on our common stock unless full cumulative dividends have been paid on our preferred stock. We have paid full cumulative dividends on our preferred stock on a quarterly basis through December 31, 2012. We have historically declared cash dividends on our common stock on a quarterly basis. During 2012 and 2011, we declared total cash dividends to holders of our common stock of $314.6 million ($0.88 per share) and $358.1 million ($1.01 per share), respectively. In general, our common stock dividends have been characterized as ordinary income to our stockholders for income tax purposes. However, a portion of our common stock dividends may, from time to time, be characterized as capital gains or return of capital. For 2012 and 2011, our common stock dividends were characterized as ordinary income to stockholders. (For additional dividend information, see Notes 11(a), 11(b) and 17 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 1998 and, as such, have distributed and anticipate distributing annually at least 90% of our REIT taxable income. Although we may borrow funds to make distributions, cash for such distributions has generally been, and is expected to continue to be, largely generated from our results of our operations.

We declared and paid the following dividends on our common stock during the years 2012 and 2011:

Year *(1)*	Declaration Date	Record Date	Payment Date	Dividend per Share
2012	March 23, 2012	April 4, 2012	April 30, 2012	$ 0.240
	June 27, 2012	July 13, 2012	July 31, 2012	0.230
	September 28, 2012	October 12, 2012	October 31, 2012	0.210
	December 12, 2012	December 28, 2012	January 31, 2013	0.200 *(2)*
2011	March 31, 2011	April 11, 2011	April 29, 2011	$ 0.235
	June 30, 2011	July 14, 2011	July 29, 2011	0.250
	September 26, 2011	October 11, 2011	October 31, 2011	0.250
	December 14, 2011	December 30, 2011	January 31, 2012	0.270 *(3)*

(1) Table excludes special cash dividend of $0.50 per share payable on April 10, 2013 to stockholders of record on March 18, 2013.

(2) At December 31, 2012, the Company had accrued dividends and dividend equivalent rights (or DERs) payable of $72.2 million related to the common stock dividend declared on December 12, 2012.

(3) Includes a special dividend of $0.02 per share.

Dividends are declared and paid at the discretion of our Board and depend on our cash available for distribution, financial condition, ability to maintain our qualification as a REIT, and such other factors that our Board may deem relevant. We have not established a minimum payout level for our common stock. (See Part I, Item 1A., "Risk Factors", and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", of this Annual Report on Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends.)

Purchases of Equity Securities

As previously disclosed, in August 2005, our Board authorized a stock repurchase program (or Repurchase Program), to repurchase up to 4.0 million shares of its outstanding common stock under the Repurchase Program. The Board reaffirmed such authorization in May 2010. Such authorization does not have an expiration date and, at present, there is no intention to modify or otherwise rescind such authorization. Subject to applicable securities laws, repurchases of common stock under the Repurchase Program are made at times and in amounts as we deem appropriate, using available cash resources. Shares of common stock repurchased by us under the Repurchase Program are cancelled and, until reissued by us, are deemed to be authorized but unissued shares of our common stock. The Repurchase Program may be suspended or discontinued by us at any time and without prior notice.

We engaged in no share repurchase activity during the first three quarters of 2012. The following table presents information with respect to (i) shares of common stock repurchased by us under the Repurchase Program and (ii) restricted shares withheld (under the terms of grants under our Amended and Restated 2010 Equity Compensation Plan (or 2010 Plan)) to offset tax withholding obligations that occur upon the vesting and release of restricted stock awards and restricted stock units, in each case during the fourth quarter of 2012:

Month		Total Number of Shares Purchased	Weighted Average Price Paid Per Share *(1)*	Total Number of Shares Repurchased as Part of Publicly Announced Repurchase Program or Employee Plan	Maximum Number of Shares that May Yet be Purchased Under the Repurchase Program or Employee Plan
October 1-31, 2012:					
Repurchase Program	*(2)*	-	$ -	-	4,000,000
Employee Transactions	*(3)*	1,998	8.70	N/A	N/A
November 1-30, 2012:					
Repurchase Program	*(2)*	1,154,991	7.81	1,154,991	2,845,009
Employee Transactions	*(3)*	-	-	N/A	N/A
December 1-31, 2012:					
Repurchase Program	*(2)*	85,300	8.11	85,300	2,759,709
Employee Transactions	*(3)*	289,805	8.11	N/A	N/A
Total Repurchase Program	*(2)*	1,240,291	$ 7.83	1,240,291	2,759,709
Total Employee Transactions	*(3)*	291,803	$ 8.12	N/A	N/A

(1) Includes brokerage commissions.

(2) As of December 31, 2012, we had repurchased an aggregate of 1,240,291 shares under the Repurchase Program.

(3) Our 2010 Plan provides that the value of the shares delivered or withheld be based on the price of our common stock on the date the relevant transaction occurs.

Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan

In September 2003, we initiated a Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan (or the DRSPP) to provide existing stockholders and new investors with a convenient and economical way to purchase shares of our common stock. Under the DRSPP, existing stockholders may elect to automatically reinvest all or a portion of their cash dividends in additional shares of our common stock and existing stockholders and new investors may make optional cash purchases of shares of our common stock in amounts ranging from $50 (or $1,000 for new investors) to $10,000 on a monthly basis and, with our prior approval, in excess of $10,000. At our discretion, we may issue shares of our common stock under the DRSPP at discounts of up to 5% from the prevailing market price at the time of purchase. Computershare Shareowner Services LLC is the administrator of the DRSPP (or the Plan Agent). Stockholders who own common stock that is registered in their own name and want to participate in the DRSPP must deliver a completed enrollment form to the Plan Agent. Stockholders who own common stock that is registered in a name other than their own (e.g., broker, bank or other nominee) and want to participate in the DRSPP must either request such nominee holder to participate on their behalf or request that such nominee holder re-register our common stock in the stockholder's name and deliver a completed enrollment form to the Plan Agent. During 2012, we issued 1,977,165 shares of common stock through the DRSPP generating net proceeds of $15,460,074.

Controlled Equity Offering Program

On August 20, 2004, we initiated a controlled equity offering program (or the CEO Program) through which we may, from time to time, publicly offer and sell shares of our common stock through Cantor Fitzgerald & Co. in privately negotiated and/or at-the-market transactions. During 2012, we did not issue any shares of common stock through our CEO Program.

Securities Authorized For Issuance Under Equity Compensation Plans

During 2010, we adopted the 2010 Plan, as approved by our stockholders. (For a description of the 2010 Plan, see Note 13(a) to the consolidated financial statements included under Item 8 of this Annual Report on Form 10-K.)

The following table presents certain information with respect to our equity compensation plans as of December 31, 2012:

Award *(1)*	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column of this table)
Stock Options	427,000	$ 10.14	
Restricted Stock Units (or RSUs)	727,648	*(2)*	
Total	1,154,648	$ *(2)*	9,505,879 *(3)*

(1) All equity based compensation is granted pursuant to plans that have been approved by our stockholders.

(2) A weighted average exercise price is not applicable for our RSUs, as such equity awards result in the issuance of shares of our common stock provided that such awards vest and, as such, do not have an exercise price. At December 31, 2012, 43,875 RSUs were vested, 418,891 RSUs were subject to time based vesting and 264,882 RSUs had vesting subject to achieving a market condition.

(3) Number of securities remaining available for future issuance under equity compensation plans excludes stock options and RSUs presented in the table and 483,442 shares of restricted stock, which were issued and outstanding at December 31, 2012, which are not presented in the table.

Item 6. Selected Financial Data.

Our selected financial data set forth below is derived from our audited financial statements and should be read in conjunction with our consolidated financial statements and the accompanying notes, included under Item 8 of this Annual Report on Form 10-K.

(Dollars in Thousands, Except per Share Amounts)		At or/For the Year Ended December 31, 2012	2011	2010	2009	2008
Operating Data:						
Interest and dividend income on mortgage-backed securities		$ 499,030	$ 496,611	$ 390,953	$ 504,464	$ 519,788
Interest income on cash and cash equivalent investments		127	136	385	1,097	7,729
Interest expense		(171,670)	(149,411)	(145,125)	(229,406)	(342,688)
Net impairment losses recognized in earnings	(1)	(1,200)	(10,570)	(12,277)	(17,928)	(5,051)
Unrealized net gains and net interest income from Linked Transactions		12,610	3,015	53,762	8,829	-
Gain/(loss) on sale of investment securities, net	(2)	9,001	6,730	33,739	22,617	(24,530)
Loss on termination of Swaps	(3)	-	-	-	-	(92,467)
Loss on termination of repurchase agreements	(4)	-	-	(26,815)	-	-
Other income, net		10	1,082	1,464	1,563	1,901
Operating and other expense		(41,069)	(31,179)	(26,324)	(23,047)	(18,885)
Net income		$ 306,839	$ 316,414	$ 269,762	$ 268,189	$ 45,797
Preferred stock dividends		8,160	8,160	8,160	8,160	8,160
Net income available to common stock and participating securities		$ 298,679	$ 308,254	$ 261,602	$ 260,029	$ 37,637
Earnings per share – basic and diluted		$ 0.83	$ 0.90	$ 0.93	$ 1.06	$ 0.21
Dividends declared per share of common stock	(5)	$ 0.88	$ 1.005	$ 0.890	$ 0.990	$ 0.810
Dividends declared per share of preferred stock		$ 2.125	$ 2.125	$ 2.125	$ 2.125	$ 2.125
Balance Sheet Data:						
Mortgage-backed securities		$ 12,607,625	$ 10,912,977	$ 8,058,710	$ 8,757,954	$ 10,122,583
Cash and cash equivalents		401,293	394,022	345,243	653,460	361,167
Linked Transactions		12,704	55,801	179,915	86,014	-
Total assets		13,517,550	11,750,634	8,687,407	9,627,209	10,641,419
Repurchase agreements		8,752,472	7,813,159	5,992,269	7,195,827	9,038,836
Securitized debt		646,816	875,520	220,933	-	-
Swaps (in a liability position)		63,034	114,220	139,142	152,463	237,291
Total liabilities		10,206,544	9,252,874	6,436,960	7,458,947	9,384,342
Preferred stock, liquidation preference		96,000	96,000	96,000	96,000	96,000
Total stockholders' equity		3,311,006	2,497,760	2,250,447	2,168,262	1,257,077
Other Data:						
Average total assets		$ 12,942,171	$ 11,185,224	$ 8,242,541	$ 10,105,128	$ 9,973,789
Average total stockholders' equity		$ 2,945,687	$ 2,701,204	$ 2,226,546	$ 1,777,311	$ 1,173,667
Return on average total assets	(6)	2.31 %	2.76 %	3.17 %	2.57 %	0.38 %
Return on average total stockholders' equity	(7)	10.14 %	11.41 %	11.75 %	14.63 %	3.21 %
Total average stockholders' equity to total average assets	(8)	22.76 %	24.18 %	26.91 %	17.59 %	11.77 %
Dividend payout ratio	(9)	1.06 %	1.12 %	0.96 %	0.93 %	3.86 %
Book value per share of common stock	(10)	$ 8.99	$ 6.74	$ 7.68	$ 7.40	$ 5.29

(1) Reflects OTTI through earnings related to Non-Agency MBS. In addition, the 2008 period includes impairments of $5.1 million, of which $4.9 million reflected a full write-off of two unrated investment securities and $183,000 was an impairment charge against one Non-Agency MBS.

(2) 2012: We sold certain Agency MBS for $168.9 million, realizing gross gains of $9.0 million. 2011: We sold certain Agency MBS for $150.6 million, realizing gross gains of $6.7 million. 2010: During the first quarter of 2010, we sold 52 of our longer term-to-reset Agency MBS for $931.9 million, realizing gross gains of $33.1 million. (See Note (4) below.) 2009: We sold 36 of our longer-term Agency MBS with an amortized cost of $628.3 million for $650.9 million, realizing gross gains of $22.6 million. 2008: In response to tightening of market credit conditions in the first quarter, we decreased our debt-to-equity multiple. In order to implement this strategy, we reduced our borrowings, by selling MBS with an amortized cost of $1.876 billion, realizing aggregate net losses of $24.5 million, comprised of gross losses of $25.1 million and gross gains of $571,000.

(3) In March 2008, we terminated 48 Swaps, with an aggregate notional amount of $1.637 billion, in connection with the repayment of the repurchase agreements hedged by such Swaps. These transactions resulted in us recognizing net losses of $91.5 million. (See Note (2), above). In addition, during 2008, we recognized losses of $986,000 in connection with two Swaps terminated in connection with the bankruptcies related to Lehman Brothers Holdings Inc. in September 2008.

(footnotes continued on next page)

(4) In connection with sales of our Agency MBS in the first quarter of 2010, we terminated $657.3 million of repurchase agreement borrowings, incurring losses of $26.8 million.

(5) During 2012 and 2011, we declared our common stock dividend in the third month of each calendar quarter. For the periods presented prior to 2011, we declared dividends on our common stock in the month subsequent to the end of each calendar quarter, with the exception of the fourth quarter dividend, which is typically declared during the fourth calendar quarter for tax reasons. Table excludes special cash dividend of $0.50 per share payable on April 10, 2013 to stockholders of record on March 18, 2013.

(6) Reflects net income divided by average total assets.

(7) Reflects net income divided by average total stockholders' equity.

(8) Reflects total average stockholders' equity divided by total average assets.

(9) Reflects dividends declared per share of common stock divided by earnings per share.

(10) Reflects total stockholders' equity less the preferred stock liquidation preference divided by total shares of common stock outstanding.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our financial statements and accompanying notes included in Item 8 of this Annual Report on Form 10-K.

GENERAL

We are a REIT primarily engaged in the business of investing, on a leveraged basis, in residential Agency MBS and Non-Agency MBS. Our principal business objective is to generate net income for distribution to our stockholders resulting from the difference between the interest and other income we earn on our investments and the interest expense we pay on the borrowings that we use to finance our leveraged investments and our operating costs.

At December 31, 2012, we had total assets of approximately $13.518 billion, of which $12.608 billion, or 93.3%, represented our MBS portfolio. At such date, our MBS portfolio was comprised of $7.225 billion of Agency MBS and $5.382 billion of Non-Agency MBS. Our remaining investment-related assets were primarily comprised of cash and cash equivalents, restricted cash, collateral obtained in connection with reverse repurchase agreements, Linked Transactions and MBS-related receivables.

The results of our business operations are affected by a number of factors, many of which are beyond our control, and primarily depend on, among other things, the level of our net interest income, the market value of our assets, the supply and demand for MBS in the marketplace, the terms and availability of adequate financing, general economic and real estate conditions (both on a national and local level), the impact of government actions in the real estate and mortgage sector, and the credit performance of our Non-Agency MBS. Our net interest income varies primarily as a result of changes in interest rates, the slope of the yield curve (i.e., the differential between long-term and short-term interest rates), borrowing costs (i.e., our interest expense) and prepayment speeds on our MBS, the behavior of which involves various risks and uncertainties. Interest rates and CPRs (which measure the amount of unscheduled principal prepayment on a bond as a percentage of the bond balance), vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty.

With respect to our business operations, increases in interest rates, in general, may over time cause: (i) the interest expense associated with our borrowings to increase; (ii) the value of our MBS portfolio and, correspondingly, our stockholders' equity to decline; (iii) coupons on our ARM-MBS to reset, on a delayed basis, to higher interest rates; (iv) prepayments on our MBS to decline, thereby slowing the amortization of our MBS purchase premiums and the accretion of our purchase discounts; and (v) the value of our derivative hedging instruments and, correspondingly, our stockholders' equity to increase. Conversely, decreases in interest rates, in general, may over time cause: (i) the interest expense associated with our borrowings to decrease; (ii) the value of our MBS portfolio and, correspondingly, our stockholders' equity to increase; (iii) coupons on our ARM-MBS to reset, on a delayed basis, to lower interest rates; (iv) prepayments on our MBS to increase, thereby accelerating the amortization of our MBS purchase premiums and the accretion of our purchase discounts; and (v) the value of our derivative hedging instruments and, correspondingly, our stockholders' equity to decrease. In addition, our borrowing costs and credit lines are further affected by the type of collateral we pledge and general conditions in the credit market.

We are exposed to credit risk in our Non-Agency MBS portfolio, generally meaning that we are subject to credit losses in our Non-Agency MBS portfolio that correspond to the risk of delinquency, default and foreclosure on the real estate collateralizing our Non-Agency MBS. In particular, we have significantly higher exposure in our Non-Agency MBS portfolio in California, Florida, New York, Virginia and New Jersey. However, the remaining credit support built into Non-Agency MBS transaction structures is designed to mitigate the extent of expected credit losses. In addition, we believe the discounted purchase prices paid on certain of our Non-Agency MBS effectively mitigates our risk of loss in the event, as we expect on most, that we receive less than 100% of the par value of these securities. Our Non-Agency MBS investment process involves analysis focused primarily on quantifying and pricing credit risk. Interest income on Non-Agency MBS purchased at a significant discount is recorded at an effective yield, based on management's estimate of expected cash flows from each security, which estimate is based on our observation of current information and events and include assumptions related to fluctuations in interest rates, prepayment speeds and the timing and amount of credit losses.

The table below presents the composition of our MBS portfolios with respect to repricing characteristics as of December 31, 2012:

	December 31, 2012			
Underlying Mortgages	Agency MBS Fair Value *(1)*	Non-Agency MBS Fair Value *(2)*	Total MBS *(1)*	Percent of Total
(In Thousands)				
Hybrids in contractual fixed-rate period	$ 3,709,080	$ 1,390,126	$ 5,099,206	40.5 %
Hybrids in adjustable period	1,062,760	2,265,490	3,328,250	26.4
15-year fixed rate	2,329,634	17,043	2,346,677	18.6
Greater than 15-year fixed rate	-	1,609,428	1,609,428	12.8
Floaters	119,563	100,078	219,641	1.7
Total	$ 7,221,037	$ 5,382,165	$ 12,603,202	100.0 %

(1) Does not include principal receivable in the amount of $4.4 million.

(2) Does not reflect $47.8 million of Non-Agency MBS underlying our Linked Transactions.

As of December 31, 2012, approximately $9.055 billion, or 71.8%, of our MBS portfolio was in its contractual fixed-rate period or were fixed-rate MBS and approximately $3.548 billion, or 28.2%, was in its contractual adjustable-rate period, or were floating rate MBS. Our ARM-MBS in their contractual adjustable-rate period primarily include MBS collateralized by Hybrids for which the initial fixed-rate period has elapsed, such that the interest rate will typically adjust on an annual or semiannual basis. At December 31, 2012, we had $219.6 million of MBS with interest rates that reset monthly.

Premiums arise when we acquire MBS at a price in excess of the principal balance of the mortgages securing such MBS (i.e., par value). Conversely, discounts arise when we acquire MBS at a price below the principal balance of the mortgages securing such MBS. Premiums paid on our MBS are amortized against interest income and accretable purchase discounts on our MBS are accreted to interest income. Purchase premiums on our MBS, which are primarily carried on our Agency MBS, are amortized against interest income over the life of each security using the effective yield method, adjusted for actual prepayment activity. An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the yield/interest income earned on such assets. Generally, if prepayments on our Non-Agency MBS are less than anticipated, we expect that the income recognized on such assets would be reduced and impairments could result.

Conditional prepayment rate (or CPR) levels are impacted by, among other things, conditions in the housing market, new regulations, government and private sector initiatives, interest rates, availability of credit to home borrowers, underwriting standards and the economy in general. In particular, CPR reflects the conditional repayment rate (or CRR), which measures voluntary prepayments of mortgages collateralizing a particular MBS, and the conditional default rate (or CDR), which measures involuntary prepayments resulting from defaults. CPRs on Agency MBS and Non-Agency MBS may differ significantly. For the year ended December 31, 2012, our Agency MBS portfolio experienced a weighted average CPR of 19.8%, and our Non-Agency MBS portfolio (including Non-Agency MBS underlying our Linked Transactions) experienced a CPR of 15.0%. Over the last consecutive eight quarters, ending with December 31, 2012, the monthly fair value weighted average CPR on our MBS portfolio ranged from a high of 23.6% experienced during the quarter ended March 31, 2011 to a low of 15.2% experienced during the quarter ended June 30, 2011, with an average CPR over such quarters of 17.7%.

When we purchase Non-Agency MBS at significant discounts to par value, we make certain assumptions with respect to each security. These assumptions include, but are not limited to, future interest rates, voluntary prepayment rates, default rates, mortgage modifications and loss severities. As part of our Non-Agency MBS surveillance process, we track and compare each security's actual performance over time to the performance expected at the time of purchase or, if we have modified our original purchase assumptions, to our revised performance expectations. To the extent that actual performance of our Non-Agency MBS deviates materially from our expected performance parameters, we may revise our performance expectations, such that the amount of purchase discount designated as credit discount may be increased or decreased over time. Nevertheless, credit losses greater than those anticipated or in excess of the recorded purchase discount could occur, which could materially adversely impact our operating results.

Loans underlying Agency ARM-MBS generally reset based on the same benchmark index, while Non-Agency MBS may be collateralized by mortgage loans that reset based on various benchmark indices and may contain fixed-rate mortgages. The ARMs collateralizing our Agency MBS are primarily comprised of Hybrids; which have interest rates that are typically fixed for three to ten years at origination and, thereafter, generally adjust annually to an increment over a specified interest rate index; and, to a lesser extent, ARMs, which have interest rates that generally adjust annually (although some may adjust more frequently) to an increment over a specified interest rate index.

Because the expected yields on our Non-Agency MBS are significantly greater than the expected yields on non-credit sensitive assets, we believe that changes in Non-Agency MBS prices are generally not highly correlated to changes in market interest rates and are more significantly impacted by general economic conditions and housing specific performance. Yields on Non-Agency MBS, unlike Agency MBS, will exhibit sensitivity to changes in credit performance. The extent to which the yield on our Non-Agency MBS is impacted by the accretion of purchase discounts will vary over time, by security, based upon the amount of purchase discount, the actual credit performance and CPRs experienced on each MBS.

The amount by which our Agency ARM-MBS can reset is limited by the interim and lifetime caps on the underlying mortgages. The following table presents information about the interim and lifetime caps on our Agency ARM-MBS portfolio at December 31, 2012:

Lifetime Interest Rate Caps on Agency ARMs *(1)*

Maximum Lifetime Interest Rate	% of Total
6.0% to 8.0%	16.6 %
>8.0% to 10.0%	52.5
>10.0% to 12.0%	28.3
>12.0%	2.6
	100.0 %

Interim Interest Rate Caps on Agency ARMs *(2)*

Maximum Interim Change in Rate	% of Total
≤1.0%	1.3 %
>1.0% and ≤3.0%	21.0
>3.0% and ≤5.0%	75.0
>5.0%	0.1
No interim caps	2.6
	100.0 %

(1) Lifetime interest rate caps limit the amount interest rates can adjust upward from inception through maturity of a particular ARM.
(2) Interim interest rate caps limit the amount interest rates on a particular ARM can adjust during the next adjustment period.

It is our business strategy to hold our MBS as long-term investments. On at least a quarterly basis, we assess our ability and intent to continue to hold each security and, as part of this process, we monitor our securities for other-than-temporary impairment. A change in our ability and/or intent to continue to hold any of our securities that are in an unrealized loss position, or a deterioration in the underlying characteristics of these securities, could result in our recognizing future impairment charges or a loss upon the sale of any such security. At December 31, 2012, we had net unrealized gains of $200.9 million on our Agency MBS, comprised of gross unrealized gains of $202.4 million and gross unrealized losses of $1.5 million, and had net unrealized gains on our Non-Agency MBS of $623.9 million, comprised of gross unrealized gains of $630.2 million and gross unrealized losses of $6.3 million. At December 31, 2012, we did not intend to sell any of our MBS that were in an unrealized loss position, and we believe it is more likely than not that we will not be required to sell those MBS before recovery of their amortized cost basis, which may be at their maturity. (See following discussion on "Recent Market Conditions and Our Strategy".)

We rely primarily on borrowings under repurchase agreements to finance our Agency MBS and Non-Agency MBS. Our MBS have longer-term contractual maturities than our borrowings under repurchase agreements. We have also engaged in resecuritization transactions with respect to our Non-Agency MBS, which provide access to non-recourse financing. Even though the majority of our MBS have interest rates that adjust over time based on short-term changes in corresponding interest rate indices (typically following an initial fixed-rate period for our Hybrids), the interest rates we pay on our borrowings and securitized debt will typically change at a faster pace than the interest rates we earn on our MBS. In order to reduce this interest rate risk exposure, we may enter into derivative hedging instruments, which are currently comprised of Swaps.

Our derivative hedging instruments are designated as cash-flow hedges against a portion of our current and forecasted LIBOR-based repurchase agreements and securitized debt. Our Swaps do not extend the maturities of our repurchase agreements and/or securitized debt; they do, however, lock in a fixed rate of interest over their term for the notional amount of the Swap corresponding to the hedged item. During 2012, we entered into one new Swap with a notional amount of $100.0 million and a fixed-pay rate of 0.48% and had Swaps with an aggregate notional amount of $958.3 million and a weighted average fixed-pay rate of 3.87% amortize and/or expire. At December 31, 2012, we had Swaps with an aggregate notional amount of $2.520 billion with a weighted average fixed-pay rate of 2.31% and a weighted average variable interest rate of 0.22%.

Recent Market Conditions and Our Strategy

During 2012, we continued to invest in both Agency and Non-Agency MBS, as reflected by the increase in the size of our MBS portfolio at December 31, 2012. During the year ended December 31, 2012, we acquired approximately (i) $2.246 billion of Agency MBS at a weighted average purchase price of 104.9% of par value and (ii) $1.351 billion of Non-Agency MBS at a weighted average purchase price of 76.1% of par value. At December 31, 2012, our combined MBS portfolio was approximately $12.608 billion compared to $10.913 billion at December 31, 2011.

Due to the interest rate environment in 2012, yields on acquired assets were lower than in prior periods. At the end of 2012, the average coupon on mortgages underlying our Agency MBS was lower compared to the end of 2011, due to acquisition of assets in the marketplace at generally lower coupons reflecting current market conditions and as a result of prepayments on higher yielding assets and resets on Hybrid and ARM-MBS within the portfolio. As a result, the coupon yield on our Agency MBS portfolio declined 47 basis points to 3.58% for 2012 from 4.05% for 2011. In addition, the net Agency MBS yield decreased to 2.83% for 2012, from 3.50% for 2011. Our Non-Agency MBS portfolio yielded 6.76% for 2012 compared to 7.55% for 2011. The decrease in the yield on our Non-Agency MBS portfolio is primarily due to the flattening (downward movement in the later years) of the forward yield curve, which causes us to lower the projected future coupons and therefore the expected yields on our Hybrid Non-Agency MBS and the addition of newly acquired assets at yields less than our overall portfolio yield.

Our MBS portfolio acquisitions during 2012 reflected attractive investment opportunities and the continued availability of financing. We were able to selectively find relative value in the Agency MBS market due, in part, to the positively-sloped U.S. Treasury and LIBOR yield curves and low funding costs. Additionally, Non-Agency MBS were available in the marketplace at discounts to par value.

We continue to believe that loss-adjusted returns on Non-Agency MBS represent attractive investment opportunities. The yields on our Non-Agency MBS that were purchased at a discount are generally positively impacted if prepayment rates on these securities exceed our prepayment assumptions. Given rising multifamily rents, limited housing construction, capital flows into own-to-rent foreclosure purchases and demographic-driven U.S. household formation, there have been increasing signs of home price appreciation. However, we believe that we are appropriately factoring in the uncertainty regarding housing fundamentals into our cash flow projection and credit reserve analysis. A combination of both home price appreciation and mortgage amortization has led to a decrease in the Loan-to-Value ratio (or LTV) for many of the mortgages underlying our Non-Agency portfolio. Due to this lower LTV, we have reduced estimated future losses within our Non-Agency portfolio. As a result, during 2012 we transferred $152.5 million to accretable discount from Credit Reserve. This increase in accretable discount prospectively increases the yield on Non-Agency MBS and will be realized in income over the life of the assets. We expect that the majority of our assets will remain in Agency MBS.

Our book value per common share grew to $8.99 as of December 31, 2012, compared to $6.74 at December 31, 2011. The 33.4% increase in book value per share in 2012 was the result of our total return strategy of investing in both Agency and discounted Non-Agency residential MBS. At December 31, 2012, $5.382 billion, or 42.7% of our MBS portfolio, was invested in Non-Agency MBS. In addition, we had $47.8 million of Non-Agency MBS that were reported as a component of our Linked Transactions. For the year ended December 31, 2012, we experienced an increase of $1.607 billion in the market value of our Non-Agency MBS primarily due to the addition of $1.351 billion of newly acquired assets which was partially offset by $740.3 million of principal repayments on the entire Non-Agency MBS portfolio and an increase in net unrealized gains of $784.6 million for the portfolio as a result of market price appreciation. In addition, certain of our Non-Agency MBS underlying Linked Transactions became delinked during 2012 resulting in Non-Agency MBS of $175.2 million, previously included as a component of Linked Transactions, being recognized as Non-Agency MBS on our consolidated balance sheet at December 31, 2012.

With $401.3 million of cash and cash equivalents and $473.7 million of unpledged Agency MBS at December 31, 2012, we believe that we are positioned to continue to take advantage of investment opportunities within the residential MBS marketplace. In 2013 we intend to continue to selectively acquire Agency MBS and Non-Agency MBS. We believe that our Non-Agency assets will be positively impacted going forward as the existing private label MBS universe continues to decline in size due to prepayments, defaults and limited issuance. In addition, while most Non-Agency MBS in our portfolio will not return their full face value due to loan defaults, we believe that they will deliver attractive loss adjusted yields due to our discounted average amortized cost of 73% of face value as of December 31, 2012.

To finance the growth of our portfolio, we continue to pursue diversified financing sources, including longer term forms of repurchase agreement financing and resecuritizations. During the fourth quarter of 2012, we added a $75.5 million two-year repurchase agreement. During the third quarter of 2012, we extended by 13 months through January 2016 the maturity of our multi-year collateralized financing arrangements that effectively provides financing for approximately $500 million of Non-Agency MBS. The financing obtained under these arrangements was increased by approximately $200 million in the first quarter of 2012. During the second quarter of 2012, we added a $350.0 million three-year repurchase agreement and a $90.0 million 18-month repurchase agreement to finance Non-Agency MBS assets, and we issued $100.0 million aggregate principal amount of Senior Notes in an underwritten public offering. The total net proceeds from the offering of Senior Notes were approximately $96.6 million, after deducting offering expenses and the underwriting discount. In addition, in the second quarter of 2012, we sold $433.3 million in principal amount of Non-Agency MBS as a part of a resecuritization. In connection with this transaction, $186.7 million of senior bonds rated "AAA" by DBRS, Inc. were issued to third-party investors via a trust. These bonds, with an average life of 1.9 years, were priced at a 2.75% yield. While funding obtained under our multi-year financing agreements is incrementally more expensive than short-term repurchase agreement financing by 100-150 basis points, we believe the certainty of the committed term justifies the additional cost. Consequently, we anticipate that the net interest spread for the portion of the portfolio financed using these multi-year financing arrangements will be lower in future periods. See "Liquidity and Capital Resources" below for more information regarding our financing sources and strategies.

The financial environment continues to be favorably impacted by accommodative U.S. monetary policy. Repurchase agreement funding for both Agency MBS and Non-Agency MBS continues to be available to us from multiple counterparties. Typically, repurchase agreement funding involving Non-Agency MBS is available from fewer counterparties, at terms requiring higher collateralization and higher interest rates, than for repurchase agreement funding involving Agency MBS. At December 31, 2012, our debt consisted of borrowings under repurchase agreements with 26 counterparties, securitized debt and Senior Notes outstanding, payable for unsettled MBS purchases, and obligation to return securities obtained as collateral, resulting in a debt-to-equity multiple of 3.0x. (See table on page 46 under Results of Operations that presents our quarterly leverage multiples since March 31, 2011.)

During the year ended December 31, 2012, the U.S. Federal Reserve announced that it intends to keep the target range for the Federal Funds rate at 0% to 0.25% and anticipates that exceptionally low levels are likely to be warranted at least through mid-2015. The U.S. Federal Reserve also announced that it will increase its holdings of Agency MBS by $40 billion per month until the labor market improves. It is also continuing its policy of reinvesting principal payments from existing Agency holdings, bringing total monthly purchases near $85 billion. These actions have put downward pressure on Agency MBS yields.

Recent Developments

Following a detailed review of tax calculations, we determined that our originally calculated taxable income for certain years did not fully include the impact of discount accretion and premium amortization for certain MBS within our portfolio. In addition, the Company utilizes a reconciliation process to compare its calculation of GAAP income to taxable income, and this reconciliation process did not identify the underreporting of taxable income. Consequently, our Board of Directors declared a special cash dividend of $0.50 per share of common stock payable on April 10, 2013, to stockholders of record on March 18, 2013. Approximately $130.3 million of this distribution will be allocated to the previously undistributed REIT taxable income for 2010 and 2011, with the remainder available to satisfy a portion of 2012 taxable income undistributed to date.

Although determination of our 2012 taxable REIT income will not be finalized until the timely filing of our 2012 tax return, which is expected to occur in the third quarter of 2013, we currently estimate that taxable income for 2012 exceeds distributions paid in respect of such year. Before filing our 2012 tax return, as noted above we may elect to apply, on an asset-by-asset basis, an alternative methodology for calculating taxable income for certain Non-Agency MBS acquired in 2012. While application of this alternative methodology may reduce the final determination of 2012 taxable income, we expect that taxable income will still exceed distributions paid and declared to date in respect of 2012. We expect that our Board of Directors will declare additional dividends in 2013 to address any undistributed taxable income.

Information About Our Assets

The tables below present certain information about our asset allocation at December 31, 2012:

ASSET ALLOCATION

GAAP Basis **At December 31, 2012**	**Agency MBS**	**Non-Agency MBS**	**MBS Portfolio**	**Cash *(1)***	**Other, net *(2)***	**Total**
(Dollars in Thousands)						
Amortized Cost	$ 7,024,517	$ 4,758,300	$ 11,782,817	$ 406,309	$ (107,330)	$ 12,081,796
Market Value	$ 7,225,460	$ 5,382,165	$ 12,607,625	$ 406,309	$ (107,330)	$ 12,906,604
Less Payable for Unsettled Purchases	(33,479)	-	(33,479)	-	-	(33,479)
Less Repurchase Agreements	(6,353,489)	(2,398,983)	(8,752,472)	-	-	(8,752,472)
Less Securitized Debt	-	(646,816)	(646,816)	-	-	(646,816)
Less Senior Notes	-	-	-	-	(100,000)	(100,000)
Equity Allocated	$ 838,492	$ 2,336,366	$ 3,174,858	$ 406,309	$ (207,330)	$ 3,373,837
Less Swaps at Market Value	-	-	-	-	(62,831)	(62,831)
Net Equity Allocated	$ 838,492	$ 2,336,366	$ 3,174,858	$ 406,309	$ (270,161)	$ 3,311,006
Debt/Net Equity Ratio *(3)*	7.62 x	1.30 x				3.03 x

Non-GAAP Adjustments **At December 31, 2012**	**Agency MBS**	**Non-Agency MBS *(4)***	**MBS Portfolio**	**Cash *(1)***	**Other, net *(4)***	**Total**
(Dollars in Thousands)						
Amortized Cost	$ -	$ 43,817	$ 43,817	$ -	$ 85,459	$ 129,276
Market Value	$ -	$ 47,828	$ 47,828	$ -	$ 85,459	$ 133,287
Repurchase Agreements	-	375,540	375,540	-	-	375,540
Multi-year Collateralized Financing Arrangements	-	(508,827)	(508,827)	-	-	(508,827)
Equity Allocated	$ -	$ (85,459)	$ (85,459)	$ -	$ 85,459	$ -
Less Swaps at Market Value	-	-	-	-	-	-
Net Equity Allocated	$ -	$ (85,459)	$ (85,459)	$ -	$ 85,459	$ -

Non-GAAP Basis **At December 31, 2012**	**Agency MBS**	**Non-Agency MBS *(4)***	**MBS Portfolio**	**Cash *(1)***	**Other, net *(6)***	**Total**
(Dollars in Thousands)						
Amortized Cost	$ 7,024,517	$ 4,802,117	$ 11,826,634	$ 406,309	$ (21,871)	$ 12,211,072
Market Value	$ 7,225,460	$ 5,429,993	$ 12,655,453	$ 406,309	$ (21,871)	$ 13,039,891
Less Payable for Unsettled Purchases	(33,479)	-	(33,479)	-	-	(33,479)
Less Repurchase Agreements	(6,353,489)	(2,023,443)	(8,376,932)	-	-	(8,376,932)
Less Multi-year Collateralized Financing Arrangements	-	(508,827)	(508,827)	-	-	(508,827)
Less Securitized Debt	-	(646,816)	(646,816)	-	-	(646,816)
Less Senior Notes	-	-	-	-	(100,000)	(100,000)
Equity Allocated	$ 838,492	$ 2,250,907	$ 3,089,399	$ 406,309	$ (121,871)	$ 3,373,837
Less Swaps at Market Value	-	-	-	-	(62,831)	(62,831)
Net Equity Allocated	$ 838,492	$ 2,250,907	$ 3,089,399	$ 406,309	$ (184,702)	$ 3,311,006
Debt/Net Equity Ratio *(5)*	7.62 x	1.41 x				3.04 x

(1) Includes cash, cash equivalents and restricted cash.

(2) Includes securities obtained and pledged as collateral, Linked Transactions, interest receivable, goodwill, prepaid and other assets, obligation to return securities obtained as collateral, interest payable, dividends payable, excise tax and interest payable, and accrued expenses and other liabilities.

(3) For the Agency and Non-Agency MBS portfolio, represents the sum of borrowings under repurchase agreements, payable for unsettled purchases and securitized debt as a multiple of net equity allocated. The numerator of our Total Debt/Net Equity ratio also includes the obligation to return securities obtained of $508.8 million and Senior Notes.

(4) Includes Non-Agency MBS and repurchase agreements underlying Linked Transactions. The purchase of a Non-Agency MBS and contemporaneous repurchase borrowing of this MBS with the same counterparty are accounted for under GAAP as a "linked transaction." The two components of a linked transaction (MBS and associated borrowings under a repurchase agreement) are evaluated on a combined basis and are presented net as "Linked Transactions" on our consolidated balance sheet.

(5) For the Agency and Non-Agency MBS portfolio, represents the sum of borrowings under repurchase agreements, payable for unsettled purchases, multi-year collateralized financing arrangements of $508.8 million and securitized debt as a multiple of net equity allocated. The numerator of our Total Debt/Net Equity ratio also includes borrowings under repurchase agreements of $410.8 million for which U.S. Treasury securities are pledged as collateral and Senior Notes.

(6) Includes securities obtained and pledged as collateral, interest receivable, goodwill, prepaid and other assets, borrowings under repurchase agreements of $410.8 million for which U.S. Treasury securities are pledged as collateral, interest payable, dividends payable, excise tax and interest payable, and accrued expenses and other liabilities.

Agency MBS

The following table presents certain information regarding the composition of our Agency MBS portfolio as of December 31, 2012:

		Current Face	Weighted Average Purchase Price	Weighted Average Market Price	Fair Value *(1)*	Weighted Average Loan Age (Months) *(2)*	Weighted Average Coupon *(2)*	Weighted Average 3 Month CPR
(Dollars in Thousands)								
15-Year Fixed Rate:								
Low Loan Balance	*(3)*	$ 1,674,980	104.4 %	107.0 %	$ 1,792,740	14	3.32 %	10.2 %
HARP	*(4)*	203,929	104.8	106.7	217,506	10	3.16	7.4
Other (Post June 2009)	*(5)*	296,277	103.4	106.9	316,864	30	4.19	29.1
Other (Pre June 2009)	*(6)*	2,347	104.9	107.5	2,524	43	4.50	20.9
Total 15-Year Fixed Rate		$ 2,177,533	104.3 %	107.0 %	$ 2,329,634	16	3.43 %	13.0 %
Hybrid:								
Other (Post June 2009)	*(5)*	$ 2,697,573	103.9 %	105.5 %	$ 2,846,944	22	3.26 %	21.9 %
Other (Pre June 2009)	*(6)*	1,722,463	101.4	106.9	1,841,275	70	4.10	23.0
Total Hybrid		$ 4,420,036	102.9 %	106.1 %	$ 4,688,219	41	3.59 %	22.3 %
CMO/Other		$ 195,199	102.4 %	104.1 %	$ 203,184	145	2.75 %	10.7 %
Total Portfolio		$ 6,792,768	103.3 %	106.3 %	$ 7,221,037	36	3.51 %	19.2 %

(1) Does not include principal payments receivable of $4.4 million at December 31, 2012.
(2) Weighted average is based on MBS current face at December 31, 2012.
(3) Low loan balance represents MBS collateralized by mortgages with original loan balance of less than or equal to $175,000.
(4) Home Affordable Refinance Program (or HARP) MBS are backed by refinanced loans with loan-to-value ratio (or LTV) greater than or equal to 80% at origination.
(5) MBS issued in June 2009 or later. Majority of underlying loans are ineligible to refinance through the HARP program.
(6) MBS issued before June 2009.

The following table presents certain information regarding our 15-year fixed-rate Agency MBS as of December 31, 2012:

Coupon	Current Face	Weighted Average Purchase Price	Weighted Average Market Price	Fair Value *(1)*	Weighted Average Loan Age (Months) *(2)*	Weighted Average Loan Rate	Low Loan Balance and/or HARP *(3)*	Weighted Average 3 Month CPR
(Dollars in Thousands)								
15-Year Fixed Rate:								
2.5 %	$ 520,202	104.2 %	104.9 %	$ 545,528	3	3.04 %	99 %	2.6 %
3.0	546,780	105.9	106.6	582,904	6	3.49	100	4.2
3.5	21,756	103.5	106.8	23,243	26	4.16	100	25.7
4.0	907,891	103.3	108.3	982,796	26	4.40	81	18.8
4.5	180,904	105.2	107.9	195,163	29	4.87	31	24.5
Total 15-Year Fixed Rate	$ 2,177,533	104.3 %	107.0 %	$ 2,329,634	16	3.88 %	86 %	13.0 %

(1) Does not include principal payments receivable of $4.4 million at December 31, 2012.
(2) Weighted average is based on MBS current face at December 31, 2012.
(3) Low Loan Balance represents MBS collateralized by mortgages with original loan balance less than or equal to $175,000. HARP MBS are backed by refinanced loans with LTV greater than or equal to 80% at origination.

The following table presents certain information regarding our Hybrid Agency MBS as of December 31, 2012:

(Dollars in Thousands)		Current Face	Weighted Average Purchase Price	Weighted Average Market Price	Fair Value *(1)*	Weighted Average Coupon *(2)*	Weighted Average Loan Age (Months) *(2)*	Weighted Average Months to Reset *(3)*	Interest Only *(4)*	Weighted Average 3 Month CPR
Hybrid Post June 2009:										
Agency 5/1		$ 1,195,531	103.3 %	105.4 %	$ 1,260,379	3.43 %	29	30	24 %	26.1 %
Agency 7/1		1,463,829	104.4	105.6	1,546,339	3.14	17	67	21	18.7
Agency 10/1		38,213	104.4	105.3	40,226	2.95	6	113	-	12.4
Total Hybrids Post June 2009		$ 2,697,573	103.9 %	105.5 %	$ 2,846,944	3.26 %	22	51	22 %	21.9 %
Hybrid Pre June 2009:										
Coupon < 4.5%	*(5)*	$ 870,664	101.6 %	106.8 %	$ 929,622	2.80 %	78	6	51 %	12.6 %
Coupon >= 4.5%	*(6)*	851,799	101.2	107.0	911,653	5.42	62	25	78	32.8
Total Hybrids Pre June 2009		$ 1,722,463	101.4 %	106.9 %	$ 1,841,275	4.10 %	70	15	64 %	23.0 %
Total Hybrids		$ 4,420,036	102.9 %	106.1 %	$ 4,688,219	3.59 %	41	37	38 %	22.3 %

(1) Does not include principal payments receivable of $4.4 million at December 31, 2012.

(2) Weighted average is based on MBS current face at December 31, 2012.

(3) Weighted average months to reset is the number of months remaining before the coupon interest rate resets. At reset, the MBS coupon will adjust based upon the underlying benchmark interest rate index, margin and periodic or lifetime caps. The months to reset do not reflect scheduled amortization or prepayments.

(4) Interest only represents MBS backed by mortgages currently in their interest only period. Percentage is based on MBS current face at December 31, 2012.

(5) Agency 3/1, 5/1, 7/1 and 10/1 Hybrid ARM-MBS with coupon less than 4.5%.

(6) Agency 3/1, 5/1, 7/1 and 10/1 Hybrid ARM-MBS with coupon greater than or equal to 4.5%.

Non-Agency MBS

The following table presents information with respect to our Non-Agency MBS: (i) excluding Linked Transactions and reported in accordance with GAAP; (ii) underlying our Linked Transactions and reflected consistent with GAAP reporting requirements; and (iii) on a combined basis (Non-GAAP) as of December 31, 2012 and December 31, 2011:

	December 31,	
(In Thousands)	**2012**	**2011**
(i) Non-Agency MBS (GAAP - excluding Linked Transactions)		
Face/Par	$ 6,509,560	$ 5,414,353
Fair Value	5,382,165	3,775,446
Amortized Cost	4,758,300	3,936,211
Purchase Discount Designated as Credit Reserve and OTTI	(1,380,506)*(1)*	(1,228,766)*(2)*
Purchase Discount Designated as Accretable	(371,626)	(250,479)
Purchase Premiums	872	1,103
(ii) Non-Agency MBS Underlying Linked Transactions		
Face/Par	$ 52,277	$ 289,536
Fair Value	47,828	225,969
Amortized Cost	43,817	237,595
Purchase Discount Designated as Credit Reserve	(6,051)	(45,735)
Purchase Discount Designated as Accretable	(2,409)	(6,206)
(iii) Combined Non-Agency MBS and MBS Underlying Linked Transactions (Non-GAAP)		
Face/Par	$ 6,561,837	$ 5,703,889
Fair Value	5,429,993	4,001,415
Amortized Cost	4,802,117	4,173,806
Purchase Discount Designated as Credit Reserve and OTTI	(1,386,557)*(3)*	(1,274,501)*(4)*
Purchase Discount Designated as Accretable	(374,035)	(256,685)
Purchase Premiums	872	1,103

(1) Includes discount designated as Credit Reserve of $1.332 billion and OTTI of $48.7 million.
(2) Includes discount designated as Credit Reserve of $1.174 billion and OTTI of $54.5 million.
(3) Includes discount designated as Credit Reserve of $1.338 billion and OTTI of $48.7 million.
(4) Includes discount designated as Credit Reserve of $1.220 billion and OTTI of $54.5 million.

Purchase Discounts on Non-Agency MBS and Securities Underlying Linked Transactions

The following table presents the changes in the components of purchase discount on Non-Agency MBS with respect to purchase discount designated as Credit Reserve and OTTI, and accretable purchase discount, including securities underlying Linked Transactions, for the years ended December 31, 2012 and 2011 on both a GAAP and Non-GAAP basis:

	For the Year Ended December 31,			
	2012		2011	
GAAP Basis	Discount Designated as Credit Reserve and OTTI	Accretable Discount *(1)*	Discount Designated as Credit Reserve and OTTI	Accretable Discount *(1)*
(In Thousands)				
Balance at beginning of period	$ (1,228,766)	$ (250,479)	$ (746,678)	$ (228,966)
Accretion of discount	-	38,185	-	42,358
Realized credit losses	162,458	-	33,074	-
Purchases	(427,741)	3,497	(402,093)	(23,440)
Reclass discount for OTTI	866	(866)	101	(101)
Net impairment losses recognized in earnings	(1,200)	-	(10,570)	-
Unlinking of Linked Transactions	(38,662)	(9,424)	(127,102)	(15,828)
Transfers/release of credit reserve	152,539	(152,539)	24,502	(24,502)
Balance at end of period	$ (1,380,506)	$ (371,626)	$ (1,228,766)	$ (250,479)

	For the Year Ended December 31,			
	2012		2011	
Non-GAAP Adjustments	Discount Designated as Credit Reserve and OTTI	Accretable Discount *(1)*	Discount Designated as Credit Reserve and OTTI	Accretable Discount *(1)*
(In Thousands)				
Balance at beginning of period	$ (45,735)	$ (6,206)	$ (99,094)	$ (45,756)
Accretion of discount	-	958	-	2,928
Realized credit losses	1,442	-	1,042	-
Purchases	-	-	(74,805)	1,395
Unlinking of Linked Transactions	38,662	2,419	127,102	35,247
Transfers/release of credit reserve	(420)	420	20	(20)
Balance at end of period	$ (6,051)	$ (2,409)	$ (45,735)	$ (6,206)

	For the Year Ended December 31,			
	2012		2011	
Non-GAAP Basis	Discount Designated as Credit Reserve and OTTI	Accretable Discount *(1)*	Discount Designated as Credit Reserve and OTTI	Accretable Discount *(1)*
(In Thousands)				
Balance at beginning of period	$ (1,274,501)	$ (256,685)	$ (845,772)	$ (274,722)
Accretion of discount	-	39,143	-	45,286
Realized credit losses	163,900	-	34,116	-
Purchases	(427,741)	3,497	(476,898)	(22,045)
Reclass discount for OTTI	866	(866)	101	(101)
Net impairment losses recognized in earnings	(1,200)	-	(10,570)	-
Unlinking of Linked Transactions	-	(7,005)	-	19,419
Transfers/release of credit reserve	152,119	(152,119)	24,522	(24,522)
Balance at end of period	$ (1,386,557)	$ (374,035)	$ (1,274,501)	$ (256,685)

(1) Together with coupon interest, accretable purchase discount is recognized as interest income over the life of the security.

The following table presents information with respect to the yield components of our Non-Agency MBS: (i) excluding Linked Transactions and reported in accordance with GAAP; (ii) underlying our Linked Transactions and (iii) combined with the securities underlying Linked Transactions (Non-GAAP) for the periods presented:

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Non-Agency MBS (GAAP - excluding Linked Transactions)			
Coupon Yield *(1)*	5.91 %	6.30 %	7.37 %
Effective Yield Adjustment *(2)*	0.85	1.25	2.42
Net Yield	6.76 %	7.55 %	9.79 %
Non-Agency MBS Underlying Linked Transactions			
Coupon Yield *(1)*	5.04 %	5.80 %	5.33 %
Effective Yield Adjustment *(2)*	1.16	0.75	1.96
Net Yield	6.20 %	6.55 %	7.29 %
Combined Non-Agency MBS and MBS Underlying Linked Transactions (Non-GAAP)			
Coupon Yield *(1)*	5.90 %	6.25 %	6.85 %
Effective Yield Adjustment *(2)*	0.85	1.19	2.31
Net Yield	6.75 %	7.44 %	9.16 %

(1) Reflects the annualized coupon interest income divided by the average amortized cost. The discounted purchase price on Non-Agency MBS causes the coupon yield to be higher than the pass-through coupon interest rate.

(2) The effective yield adjustment is the difference between the net yield, calculated utilizing management's estimates of future cash flows for Non-Agency MBS, less the current coupon yield.

The information in the above tables, on pages 36-38, includes certain underlying Non-Agency MBS and the associated repurchase agreement borrowings that are disclosed both separately and/or on a combined basis with our Non-Agency MBS portfolio. However, for GAAP financial reporting purposes, these items are required to be accounted for by us as Linked Transactions. Consequently, the presentation of this information in the above tables constitutes Non-GAAP financial measures within the meaning of Regulation G, as promulgated by the SEC.

In assessing the performance of the Non-Agency MBS portfolio, we do not view these transactions as linked, but rather view the performance of the linked Non-Agency MBS and the related repurchase agreement borrowings as we would any other Non-Agency MBS that is not part of a linked transaction. Accordingly, we consider that the Non-GAAP information disclosed in the above tables enhances the ability of investors to analyze the performance of our Non-Agency MBS in the same way that we assess such assets.

In addition, in connection with our financing strategy for Non-Agency MBS, we have entered into contemporaneous repurchase agreement and reverse repurchase agreement transactions with a single counterparty. The transactions effectively result in us pledging Non-Agency MBS as collateral to the counterparty in connection with the repurchase agreement financing and obtaining U.S. Treasury securities as collateral in connection with the reverse repurchase agreement. Both the repurchase agreement and the reverse repurchase agreement have a contractual maturity of January 2016 with no net exchange of cash at inception. As of December 31, 2012 approximately $409 million of the approximately $509 million U.S. Treasury collateral obtained is pledged as collateral in a subsequent repurchase agreement transaction with a different counterparty for cash. This subsequent repurchase transaction has a term of 90 days at inception. The remaining approximately $100 million of U.S. Treasury collateral obtained was sold for cash, as permitted under the reverse repurchase agreement. For purposes of presentation of its repurchase agreement financing liabilities in the Non-GAAP Asset Allocation table on page 33, the obligation to return the $509 million of U.S. Treasury collateral, is separately presented as "Multi-year collateralized financing arrangements" and is included in the numerator of the Debt/Net Equity Ratio for the Non-Agency MBS portfolio. In addition, the asset balance for U.S. Treasury securities obtained as collateral and the repurchase agreement liability to the second counterparty to which we pledged those U.S Treasury securities as collateral are included in the "Other, net" column as we believe net presentation is consistent with the economic substance of the transactions. However, GAAP prohibits offsetting of this asset and liability for a number of reasons, including the fact that the counterparties to these transactions are different, and there is no legal right of offset. For GAAP presentation purposes, the repurchase agreement liability against which we have pledged U.S.

Treasuries is disclosed as "Repurchase Agreements" and is included in the numerator of the Debt/Net Equity Ratio for the Non-Agency MBS portfolio. In addition, the asset balance for the U.S. Treasury securities obtained as collateral and the liability balance for the Obligation to return this collateral are included in the "Other, net" column. However, management considers that the Non-GAAP Asset Allocation table presented on page 33 more appropriately reflects the economic substance of the transactions. Consequently, this presentation constitutes a Non-GAAP financial measure within the meaning of Regulation G, as promulgated by the SEC. The Non-GAAP presentation of liabilities associated with the Company's collateralized financing arrangements does not impact the overall calculation of Debt/Net Equity for the Company as a whole.

Actual maturities of MBS are generally shorter than stated contractual maturities because actual maturities of MBS are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal. The following table presents certain information regarding the amortized costs, estimated fair values, weighted average yields and contractual maturities of our MBS at December 31, 2012 and does not reflect the effect of prepayments or scheduled principal amortization on our MBS:

	One to Five Years		Five to Ten Years		Over Ten Years		Total MBS *(1)*		
	Amortized Cost	**Weighted Average Yield**	**Amortized Cost**	**Weighted Average Yield**	**Amortized Cost**	**Weighted Average Yield**	**Total Amortized Cost**	**Total Fair Value**	**Weighted Average Yield**
(Dollars in Thousands)									
Agency MBS:									
Fannie Mae	$ 714	4.19 %	$ 1,997	2.32 %	$ 6,171,305	2.84 %	$ 6,174,016	$ 6,351,621	2.83 %
Freddie Mac	-	-	-	-	835,724	2.90	835,724	858,560	2.90
Ginnie Mae	-	-	-	-	14,777	1.93	14,777	15,279	1.93
Total Agency MBS	$ 714	4.19 %	$ 1,997	2.32 %	$ 7,021,806	2.83 %	$ 7,024,517	$ 7,225,460	2.83 %
Non-Agency MBS	$ -	- %	$ 16,175	6.06 %	$ 4,742,125	6.76 %	$ 4,758,300	$ 5,382,165	6.76 %
Total MBS	$ 714	4.19 %	$ 18,172	5.27 %	$ 11,763,931	4.37 %	$ 11,782,817	$ 12,607,625	4.37 %

(1) We did not have any MBS with contractual maturities of less than one year at December 31, 2012.

Exposure to Financial Counterparties

We finance the acquisition of a significant portion of our MBS with repurchase agreements. In connection with these financing arrangements, we pledge our securities as collateral to secure the borrowing. The amount of collateral pledged will typically exceed the amount of the financing with the extent of over-collateralization ranging from 1-7% of the amount borrowed (U.S. Treasury and Agency MBS collateral) to up to 63% (Non-Agency MBS collateral). Consequently, while repurchase agreement financing results in us recording a liability to the counterparty in our consolidated balance sheet, we are exposed to the counterparty, if during the term of the repurchase agreement financing, a lender should default on its obligation and we are not able to recover our pledged assets. The amount of this exposure is the difference between the amount loaned to us plus interest due to the counterparty and the fair value of the collateral pledged by us to the lender including accrued interest receivable on such collateral.

In addition, we use interest rate swaps to manage interest rate risk exposure in connection with our repurchase agreement financings. We will make cash payments or pledge securities as collateral as part of a margin arrangement in connection with interest rate swaps that are in an unrealized loss position. In the event that a counterparty were to default on its obligation, we would be exposed to a loss to a swap counterparty to the extent that the amount of cash or securities pledged exceeded the unrealized loss on the associated swaps and we were not able to recover the excess collateral.

During the past several years, certain of our repurchase agreement counterparties in the United States and Europe have experienced financial difficulty and have been either rescued by government assistance or otherwise benefitted from accommodative monetary policy of central banks.

The table below summarizes our exposure to such counterparties at December 31, 2012, by country of domicile:

Country	Number of Counterparties		Repurchase Agreement Financing		Swaps at Fair Value		Exposure *(1)*	Exposure as a Percentage of MFA Total Assets
(Dollars in Thousands)								
European Countries: *(2)*								
Germany	1	$	530,703	$	(14,098)	$	227,288	1.68 %
Switzerland	3		1,409,357		-		915,621	6.76
France	1		462,239		-		23,305	0.17
Holland	1		345,307		203		13,645	0.10
United Kingdom	2		991,199		(22,076)		58,184	0.43
Total	8		3,738,805		(35,971)		1,238,043	9.14 %
Other Countries:								
United States	11	$	4,225,500	$	(26,860)	$	688,570	5.08 %
Japan	4		758,093		-		52,636	0.39
Other	3		565,345		-		125,883	0.93
Total	18		5,548,938		(26,860)		867,089	6.40 %
Total Counterparty Exposure	26	$	9,287,743 *(3) (4)*	$	(62,831)	$	2,105,132	15.54 %

(1) Represents for each counterparty the amount of cash and/or securities pledged as collateral less the aggregate of repurchase agreement financing, Swaps at fair value, and net interest receivable/payable on all such instruments.
(2) Includes European-based counterparties as well as U.S.-domiciled subsidiaries of the European parent entity.
(3) Includes $500.0 million of repurchase agreements entered into in connection with contemporaneous repurchase and reverse repurchase agreements with a single counterparty.
(4) Includes $35.3 million of repurchase agreements which are a component of our Linked Transactions.

At December 31, 2012, we did not use credit default swaps or other forms of credit protection to hedge the exposures summarized in the table above.

If the European credit crisis continues to impact our major European financial counterparties, there is the possibility that it will also impact the operations of their U.S. domiciled subsidiaries. This could adversely affect our financing and operations as well as those of the entire mortgage sector in general. Management monitors our exposure to our repurchase agreement and swap counterparties on a regular basis, using various methods, including review of recent rating agency actions or other developments and by monitoring the amount of cash and securities collateral pledged and the associated loan amount under repurchase agreements and/or the fair of swaps with our counterparties. We intend to make reverse margin calls on our counterparties to recover excess collateral as permitted by the agreements governing our financing arrangements, or take other necessary actions to reduce the amount of our exposure to a counterparty when such actions are considered necessary.

Tax Considerations

Variances between GAAP and Tax Income

Due to the potential timing differences in the recognition of GAAP net income compared to REIT taxable income on our investments, our net income and the unamortized amount of purchase discounts and premiums calculated in accordance with GAAP may differ significantly from such amounts calculated for purposes of determining our REIT taxable income. At December 31, 2012, net premiums on our Agency MBS portfolio (excluding net premiums on MBS purchased but not yet settled) were $225.9 million compared to an estimated $243.3 million for tax purposes. In accordance with GAAP, a portion of the purchase discounts on our Non-Agency MBS are allocated to a Credit Reserve and, as such, are not expected to be accreted into interest income. In addition, under GAAP, certain Non-Agency MBS underlying our Linked Transactions are not reported as MBS; however, for purposes of determining our REIT taxable income, all Non-Agency MBS, including those underlying Linked Transactions, are treated as being owned and the purchase discounts associated with these securities are accreted into taxable income over the life of the applicable security. Under GAAP, we had net purchase discounts on our Non-Agency MBS portfolio of $1.751 billion, which when combined with purchase discounts of $8.5 million related to securities underlying our Linked Transactions, resulted in total net purchase discounts on Non-Agency MBS of $1.760 billion at December 31, 2012. Our total Non-Agency MBS portfolio for tax differs from our portfolio reported for GAAP. These differences are primarily due to the fact that for tax purposes: (i) certain of the MBS contributed to the variable interest entities (or VIEs) used to facilitate resecuritization transactions were deemed to be sold; (ii) the tax portfolio includes certain securities issued by these VIEs; and (iii) Non-Agency

MBS underlying linked transactions are included in our tax portfolio. In addition, for our Non-Agency MBS tax portfolio, potential timing differences arise with respect to the accretion of market discount into income and recognition of actual and estimated realized losses for tax purposes as compared to GAAP. These differences result in net purchase discounts for tax on our Non-Agency MBS at December 31, 2012 that are currently estimated at $1.360 billion. However, estimated premiums on our Agency MBS and discounts on our Non-Agency MBS for tax purposes are subject to revision on completion of our 2012 REIT tax return, which is not required to be filed, including extensions, until the third quarter of 2013.

The determination of taxable income attributable to Non-Agency MBS is dependent on a number of factors, including principal payments, defaults and loss severities. In projecting taxable income for Non-Agency MBS during the year, management considers estimates of the amount of discount expected to be accreted. Such estimates require significant judgment and actual results may differ from these estimates. In calculating taxable income on Non-Agency MBS realized losses are applied not in the aggregate but rather on an asset-by-asset basis. In addition, the application of losses for the calculation of taxable income depends on the method of discount accretion elected, again, on an asset-by-asset basis. Finally, even using the discount accretion method that results in lower income recognition in earlier periods, realized losses impact only the amount of market discount accretion recognized in the period in which the loss occurs and future periods. Therefore, while realized losses on Non-Agency MBS will result in a reduction of taxable income, this reduction occurs gradually and primarily in periods after such losses are incurred.

Resecuritizations

For tax purposes, depending on the transaction structure, a resecuritization transaction may be treated either as a sale or a financing of the underlying MBS. Income recognized from resecuritization transactions will differ for tax and GAAP. For tax purposes, we own and may in the future acquire interests in resecuritization trusts, in which several of the classes of securities are or will be issued with Original Issue Discount (or OID). As the holder of the retained interests in the trust, we generally will be required to include OID in our current gross interest income over the term of the applicable securities as the OID accrues. The rate at which the OID is recognized into taxable income is calculated using a constant rate of yield to maturity, with realized losses impacting the amount of OID recognized in REIT taxable income once they are actually incurred. For tax purposes, REIT taxable income may be recognized in excess of economic income (i.e., OID) or in advance of the corresponding cash flow from these assets, thereby effecting our dividend distribution requirement to stockholders.

Regulatory Developments

The U.S. Congress, Board of Governors of the Federal Reserve System, U.S. Treasury, Federal Deposit Insurance Corporation, SEC and other governmental and regulatory bodies have taken and continue to consider additional actions in response to the financial crisis. In particular the Dodd-Frank Act created a new regulator housed within the Federal Reserve System, an independent bureau known as the Consumer Financial Protection Bureau (or the CFPB), which has broad authority over a wide range of consumer financial products and services, including mortgage lending. Another section of the Dodd-Frank Act, the Mortgage Reform and Anti-Predatory Lending Act (or the Mortgage Reform Act), contains new underwriting and servicing standards for the mortgage industry, as well as restrictions on compensation for mortgage originators. In addition, the Mortgage Reform Act grants broad discretionary regulatory authority to the CFPB to prohibit or condition terms, acts or practices relating to residential mortgage loans that the CFPB finds abusive, unfair, deceptive or predatory, as well as to take other actions that the CFPB finds are necessary or proper to ensure responsible affordable mortgage credit remains available to consumers. The Dodd-Frank Act also affects the securitization of mortgages (and other assets) with requirements for risk retention by securitizers and requirements for regulating credit rating agencies.

The implementation of the Dodd-Frank Act requires numerous regulations, many of which (including those mentioned above regarding underwriting and risk retention requirements) have only recently been finalized and are not effective. Several significant Dodd-Frank Act rulemakings have yet to be finalized. Thus, we are unable to fully predict at this time how the Dodd-Frank Act, as well as other laws that may be adopted in the future, will impact our business, results of operations and financial condition, or the environment for repurchase financing and other forms of borrowing, the investing environment for Agency MBS, Non-Agency MBS and/or residential mortgage loans, the securitization industry, Swaps and other derivatives. However, at a minimum, we believe that the Dodd-Frank Act and the regulations to be promulgated thereunder are likely to increase the economic and compliance costs for participants in the mortgage and securitization industries, including us.

In addition to the regulatory actions being implemented under the Dodd-Frank Act, on August 31, 2011, the SEC issued a concept release under which it is reviewing interpretive issues related to Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of "investment company" entities that are primarily engaged in, among other things, "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Many companies that engage in the business of acquiring mortgages and mortgage-related instruments, including us, seek to rely on an existing interpretation of the SEC staff with respect to Section 3(c)(5)(C) so as not to become an investment company for the purpose of regulation under the Investment Company Act. The SEC has requested comments on, among other things, whether it should reconsider its existing interpretation of Section 3(c)(5)(C) on which we rely. (For additional discussion of the SEC's concept release and its potential impact on us, please see Part I, Item 1A. "Risk Factors" in this Form 10-K.)

Results of Operations

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Our results for 2012 were generally influenced by the impact of declining net interest rate spreads. These declining spreads were primarily attributable to lower net yields on both Agency and Non-Agency MBS. Yields on Agency MBS were impacted, particularly in the second half of the year, by the lower interest rate environment and marginally higher CPRs, while yields on Non-Agency MBS were primarily impacted by the addition of lower yielding assets and changes in expected future interest rates. In addition, our holdings of Non-Agency MBS increased by approximately $1.607 billion throughout 2012, primarily due to the addition of $1.351 billion of newly acquired assets which was partially offset by $740.3 million of principal repayments on the entire Non-Agency MBS portfolio and an increase in net unrealized gains of $784.6 million for the portfolio as a result of market price appreciation.

For 2012, we had net income available to our common stock and participating securities of $298.7 million, or $0.83 per basic and diluted common share, compared to net income available to common stock and participating securities of $308.3 million, or $0.90 per basic and diluted common share, for 2011. The decrease in net income available to our common stock and participating securities, and the decrease of this item on a per share basis, were generally influenced by the impact of declining net interest rate spreads. These declining spreads were primarily attributable to lower net yields on both Agency and Non-Agency MBS. For Agency MBS, the spread impact of declining net yields was partially offset by decreased funding costs, particularly in the second half of the year. For Non-Agency MBS, in addition to yield declines, spreads were also impacted to some extent by incrementally higher funding costs resulting from longer terms of financing. Yields on Agency MBS were impacted by the lower interest rate environment and higher CPRs, while yields on Non-Agency MBS were primarily impacted by the addition of lower yielding assets and changes in expected future interest rates.

Interest income on our Agency MBS for 2012 decreased $45.9 million, or 19.0% to $196.1 million from $242.0 million for 2011. This change primarily reflects a decrease in the net yield on our Agency MBS to 2.83% for 2012 from 3.50% for 2011 partially offset by an increase in the average amortized cost of our Agency MBS portfolio to $6.926 billion for 2012 from $6.921 billion for 2011. During 2012, our Agency MBS portfolio experienced a 19.8% CPR and we recognized $52.0 million of net premium amortization compared to a CPR of 19.0% and $38.2 million of net premium amortization for 2011. At the end of 2012, the average coupon on mortgages underlying our Agency MBS was lower compared to the end of 2011, due to acquisition of assets in the marketplace at generally lower coupons reflecting current market conditions and as a result of prepayments on higher yielding assets and resets on Hybrid and ARM-MBS within the portfolio. As a result, the coupon yield on our Agency MBS portfolio declined 47 basis points to 3.58% for 2012 from 4.05% for 2011. At December 31, 2012, we had net purchase premiums on our Agency MBS of $227.3 million, or 3.3% of current par value, compared to net purchase premiums of $177.7 million and 2.6% of par value at December 31, 2011.

Interest income on our Non-Agency MBS (which includes Non-Agency MBS transferred to consolidated VIEs) increased $48.4 million, or 19.0% for 2012 to $303.0 million compared to $254.6 million for 2011, principally due to the increase in the amortized cost of our Non-Agency MBS portfolio. For 2012, the average amortized cost of our Non-Agency MBS increased by $1.109 billion, or 32.9%, to $4.482 billion, from $3.374 billion for 2011. The growth in our Non-Agency MBS has primarily been funded with longer term forms of repurchase agreement financings. In addition, certain of our Non-Agency MBS underlying Linked Transactions became delinked during 2012, due to the repayment of the repurchase agreement financing. These delinkings resulted in Non-Agency MBS of $175.2 million, previously included as a component of Linked Transactions, being recognized as Non-Agency MBS on our consolidated balance sheet at December 31, 2012. Our Non-Agency MBS portfolio yielded 6.76% for 2012 compared to 7.55% for 2011. The decrease in the yield on our Non-Agency MBS is primarily due to the impact of lower yields on assets purchased during 2012 as well as the flattening (downward movement in the later years) of the forward yield curve, which causes us to lower the projected future coupons and therefore the expected yields on our Hybrid Non-Agency MBS. During 2012, we recognized net purchase discount accretion of $38.0 million on our Non-Agency MBS, compared to $42.2 million for 2011. At December 31, 2012, we had net purchase discounts of $1.751 billion, including Credit Reserve and previously recognized OTTI of $1.381 billion, on our Non-Agency MBS, or 26.9% of par value. During 2012 we reallocated $152.5 million of purchase discount designated as Credit Reserve to accretable purchase discount.

The following table presents the components of the coupon yield and net yields earned on our Agency MBS and Non-Agency MBS and weighted average CPR experienced for such MBS for the quarterly periods presented:

	Agency MBS *(1)*			**Non-Agency MBS *(1)***			**Total MBS *(1)***		
Quarter Ended	**Coupon Yield *(2)***	**Net Yield *(3)***	**Weighted Average CPR**	**Coupon Yield *(2)***	**Net Yield *(3)***	**Weighted Average CPR**	**Coupon Yield *(2)***	**Net Yield *(3)***	**Weighted Average CPR**
December 31, 2012	3.38 %	2.59 %	19.23 %	5.85 %	6.70 %	15.53 %	4.37 %	4.23 %	17.67 %
September 30, 2012	3.49	2.66	21.62	5.90	6.65	15.42	4.45	4.25	19.08
June 30, 2012	3.68	2.95	20.39	5.89	6.77	14.87	4.57	4.47	18.20
March 31, 2012	3.78	3.15	17.90	6.02	6.95	14.05	4.62	4.57	16.48
December 31, 2011	3.79	3.14	19.35	6.07	7.02	13.07	4.60	4.51	17.19
September 30, 2011	3.98	3.37	19.29	6.15	7.25	14.66	4.75	4.75	17.97
June 30, 2011	4.14	3.68	16.57	6.41	7.84	14.63	4.87	5.01	16.03
March 31, 2011	4.32	3.84	20.95	6.83	8.58	14.80	5.00	5.12	19.39

(1) Yields presented throughout this Annual Report on Form 10-K are calculated using average amortized cost data. For GAAP reporting purposes, MBS purchases and sales are reported on the trade date. Average amortized cost data used to determine yields is calculated based on the settlement date of the associated purchase or sale as interest income is not earned on purchased bonds and continues to be earned on sold bonds until settlement date.

(2) Reflects the annualized coupon interest income divided by the average amortized cost. The discounted purchase price on Non-Agency MBS causes the coupon yield to be higher than the pass-through coupon interest rate. (Does not include MBS underlying our Linked Transactions. See Note 4 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

(3) Reflects annualized interest income divided by average amortized cost.

The following table presents information about average balances of our MBS portfolio by category and associated income for the years ended December 31, 2012 and 2011:

(Dollars in Thousands)	Average Amortized Cost (1)	Interest Income	Weighted Average Coupon	Coupon Yield (2)	Net Asset Yield (3)
Year Ended December 31, 2012					
Agency MBS	$ 6,925,973	$ 196,058	3.76 %	3.58 %	2.83 %
Non-Agency MBS, including transfers to a consolidated VIE	4,482,281	302,972	4.34	5.91	6.76
Total	$ 11,408,254	$ 499,030	4.04 %	4.50 %	4.37 %
Year Ended December 31, 2011					
Agency MBS	$ 6,921,494	$ 241,994	4.22 %	4.05 %	3.50 %
Non-Agency MBS, including transfers to a consolidated VIE	3,373,534	254,617	4.64	6.30	7.55
Total	$ 10,295,028	$ 496,611	4.39 %	4.79 %	4.82 %

(1) Includes principal payments receivable.

(2) Reflects the annualized coupon interest income divided by the average amortized cost. The discounted purchase price on Non-Agency MBS causes the coupon yield to be higher than the pass-through coupon interest rate. (Does not include MBS underlying our Linked Transactions. See Note 4 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

(3) Reflects annualized interest income divided by the average amortized cost.

Interest income from our cash investments, which are comprised of money market investments and are not a material source of income, as the yields on such funds remain at historically low levels, decreased to $127,000 for 2012 from $136,000 for 2011. Our average cash investments were $382.4 million and yielded 0.03% for 2012 compared to average cash investments of $459.4 million that yielded 0.03% for 2011. In general, we manage our cash investments relative to our investing, financing and operating requirements, investment opportunities and current and anticipated market conditions.

At December 31, 2012, we had repurchase agreement borrowings of $8.752 billion and securitized debt of $646.8 million, of which $2.520 billion was hedged with Swaps. At December 31, 2012, our Swaps had a weighted average fixed-pay rate of 2.31% and extended 17 months on average with a maximum remaining term of approximately 48 months.

Our interest expense for 2012 increased by 22.3 million, or 14.9%, to $171.7 million, from $149.4 million for 2011. This increase primarily reflects the combined impact of an increase in our average borrowings and the higher effective interest rate paid particularly on borrowings to finance Non-Agency MBS, as well as on securitized debt and Senior Notes. The following table presents information regarding the components of our interest expense for the years ended 2012 and 2011:

(Dollars in Thousands)	Average Balance	Interest Expense	Average Cost of Funds *(1)*
Year Ended December 31, 2012			
Agency Repurchase Agreements	$ 6,241,623	$ 97,094	1.56 %
Non-Agency Repurchase Agreements	2,090,031	51,673	2.47
Total Repurchase Agreements	8,331,654	148,767	1.79
Securitized Debt	852,656	17,106	2.01
Senior Notes *(2)*	72,404	5,797	8.01
Total	$ 9,256,714	$ 171,670	1.85 %
Year Ended December 31, 2011			
Agency Repurchase Agreements	$ 6,168,092	$ 113,062	1.83 %
Non-Agency Repurchase Agreements	1,416,663	24,677	1.74
Total Repurchase Agreements	7,584,755	137,739	1.82
Securitized Debt	784,120	11,672	1.49
Total	$ 8,368,875	$ 149,411	1.79 %

(1) Reflects the annualized interest expense divided by the average balance and includes the cost of Swaps designated as hedges against repurchase agreements.

(2) We did not have any Senior Notes prior to April 11, 2012.

The following table presents information about our securitized debt at December 31, 2012:

	At December 31, 2012	
Benchmark Interest Rate	**Securitized Debt**	**Interest Rate**
(Dollars in Thousands)		
30 Day LIBOR + 100 basis points	$ 237,258	1.21 %
30 Day LIBOR + 125 basis points	265,539	1.46
Fixed Rate	144,019	2.85
Total	$ 646,816	1.68 %

The effective interest rate paid on our borrowings increased to 1.85% for 2012 from 1.79% for 2011. This increase reflects additional higher cost longer-term financing associated with our Non-Agency MBS portfolio, the issuance of fixed-rate securitized debt in February 2012, the issuance of our Senior Notes in April 2012 partially offset by the maturity of Swaps with higher fixed-pay rates. Payments made and/or received on our Swaps are a component of our borrowing costs and accounted for interest expense of $73.3 million, or 79 basis points, for 2012, compared to interest expense of $95.7 million, or 114 basis points, for 2011. Certain of our Swaps have fixed interest rates that are significantly higher than current market interest rates. As these Swaps continue to amortize and/or expire, the Swap component of our borrowing costs is expected to continue to decrease. The weighted average fixed-pay rate on our Swaps decreased to 2.68% for 2012 from 3.13% for 2011. The weighted average variable interest rate received on our Swaps increased slightly to 0.27% for 2012 from 0.25% for 2011. During 2012, we entered into one new Swap with a notional amount of $100.0 million, a fixed-pay rate of 0.48% and an initial maturity of four years, and had Swaps with an aggregate notional amount of $958.3 million and a weighted average fixed-pay rate of 3.87% amortize and/or expire.

We expect that our interest expense and funding costs for 2013 will be impacted by market interest rates, the amount of our borrowings and incremental hedging activity, our existing and future interest rates on our hedging instruments and the extent to which we execute additional financing transactions, such as resecuritizations. As a result of these variables, our future borrowing costs cannot be predicted with any certainty. (See Notes 4, 7 and 15 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

The following table presents our leverage multiples, as measured by debt-to-equity, at the dates presented:

At the Period Ended	GAAP Leverage Multiple *(1)*	Non-GAAP Leverage Multiple *(2)*
December 31, 2012	3.0 *(3)*	3.0
September 30, 2012	3.2 *(3)*	3.2
June 30, 2012	3.6 *(4)*	3.6
March 31, 2012	3.4 *(3)*	3.5
December 31, 2011	3.6 *(5)*	3.7
September 30, 2011	3.4 *(6)*	3.5
June 30, 2011	3.2 *(7)*	3.3
March 31, 2011	2.9	3.0

(1) Represents the sum of borrowings under repurchase agreements, securitized debt, payable for unsettled MBS purchases, obligation to return securities obtained as collateral, and Senior Notes, divided by stockholders' equity.

(2) The Non-GAAP Leverage Multiple reflects the sum of our borrowings under repurchase agreements, securitized debt, payable for unsettled MBS purchases, obligation to return securities obtained as collateral, Senior Notes and borrowings that are reported on our consolidated balance sheet as a component of Linked Transactions of $35.3 million, $36.4 million, $51.2 million, $84.8 million, $170.9 million, $193.0 million, $225.4 million and $304.1 million at December 31, 2012, September 30, 2012, June 30, 2012, and March 31, 2012, December 31, 2011, September 30, 2011, June 30, 2011, March 31, 2011, respectively. We present a Non-GAAP leverage multiple since repurchase agreement borrowings that are a component of Linked Transactions may not be linked in the future and, if no longer linked, will be reported as repurchase agreement borrowings, which will increase our leverage multiple. (See Note 4 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

(3) The decrease compared to the prior quarter primarily reflects an increase in the market value of our Non-Agency MBS.

(4) The increase compared to the prior quarter primarily reflects a higher use of financing structures and the issuance of Senior Notes during the quarter.

(5) The increase compared to the prior quarter primarily reflects a decline in the market value of our Non-Agency MBS and increased use of structured financing to acquire Non-Agency MBS.

(6) The increase compared to the prior quarter primarily reflects a decline in the market value of our Non-Agency MBS.

(7) The increase compared to the prior quarter primarily reflects the use of resecuritization to finance a portion of our Non-Agency MBS portfolio.

For 2012, our net interest income decreased by $19.8 million, or 5.7%, to $327.5 million from $347.3 million for 2011. This decrease primarily reflects the impact of additional lower yielding MBS and increases in our average borrowings and the higher effective interest rate paid on such borrowings. Our net interest spread and margin for 2012 were 2.38% and 2.78%, respectively, compared to a net interest spread and margin of 2.83% and 3.23%, respectively, for 2011.

The following table presents information regarding our average balances, interest income and expense, yields on average interest-earning assets, average cost of funds and net interest income for the quarters presented:

Quarter Ended	Average Amortized Cost of MBS *(1)*	Interest Income on MBS	Average Interest Earning Cash *(2)*	Total Interest Income	Yield on Average Interest-Earning Assets *(3)*	Average Balance of Financing Arrangements *(4)*	Interest Expense	Average Cost of Funds	Net Interest Income
(Dollars in Thousands)									
December 31, 2012	$ 11,807,038	$ 124,925	$ 405,490	$ 124,968	4.09 %	$ 9,654,253	$ 43,054	1.77 %	$ 81,914
September 30, 2012	11,778,939	125,097	406,488	125,135	4.11	9,660,381	45,801	1.89	79,334
June 30, 2012	11,219,055	125,504	292,302	125,531	4.36	8,981,553	42,688	1.91	82,843
March 31, 2012	10,819,531	123,504	424,691	123,523	4.39	8,721,868	40,127	1.85	83,396
December 31, 2011	11,000,704	123,964	402,958	123,994	4.35	8,899,013	38,811	1.73	85,183
September 30, 2011	11,010,686	130,741	548,339	130,766	4.53	9,034,044	38,752	1.70	92,014
June 30, 2011	10,545,419	132,082	432,005	132,109	4.81	8,473,314	37,195	1.76	94,914
March 31, 2011	8,587,526	109,824	453,730	109,878	4.86	7,041,406	34,653	1.99	75,225

(1) Unrealized gains and losses are not reflected in the average amortized cost of MBS.
(2) Includes average interest-earning cash, cash equivalents and restricted cash.
(3) Reflects annualized interest income divided by average amortized cost of interest-earning assets.
(4) Includes repurchase agreements, securitized debt and Senior Notes.

The following table presents our net interest spread and net interest margin for the quarters presented:

	Total Interest-Earning Assets and Interest-Bearing Liabilities	
Quarter Ended	Net Interest Spread *(1)*	Net Interest Margin *(2)*
December 31, 2012	2.32 %	2.69 %
September 30, 2012	2.22	2.61
June 30, 2012	2.45	2.87
March 31, 2012	2.54	2.96
December 31, 2011	2.62	3.00
September 30, 2011	2.83	3.20
June 30, 2011	3.05	3.46
March 31, 2011	2.87	3.31

(1) Reflects the difference between the yield on average interest-earning assets and average cost of funds.
(2) Annualized net interest income divided by average interest-earning assets.

The following table presents the components of the net interest spread earned on our Agency and Non-Agency MBS for the quarters presented:

	Agency MBS			Non-Agency MBS			Total MBS		
Quarter Ended	Net Yield *(1)*	Cost of Funding *(2)*	Net Interest Spread *(3)*	Net Yield *(1)*	Cost of Funding *(2)*	Net Interest Spread *(3)*	Net Yield *(1)*	Cost of Funding *(2)*	Net Interest Spread *(3)*
December 31, 2012	2.59 %	1.36 %	1.23 %	6.70 %	2.42 %	4.28 %	4.23 %	1.71 %	2.52 %
September 30, 2012	2.66	1.53	1.13	6.65	2.41	4.24	4.25	1.82	2.43
June 30, 2012	2.95	1.63	1.32	6.77	2.32	4.45	4.47	1.85	2.62
March 31, 2012	3.15	1.71	1.44	6.95	2.17	4.78	4.57	1.85	2.72
December 31, 2011	3.14	1.71	1.43	7.02	1.78	5.24	4.51	1.73	2.78
September 30, 2011	3.37	1.74	1.63	7.25	1.61	5.64	4.75	1.70	3.05
June 30, 2011	3.68	1.82	1.86	7.84	1.57	6.27	5.01	1.76	3.25
March 31, 2011	3.84	2.10	1.74	8.58	1.62	6.96	5.12	1.99	3.13

(1) Annualized interest income on MBS divided by average amortized cost of MBS.
(2) Annualized interest expense divided by average balance of repurchase agreements and securitized debt.
(3) Reflects the difference between the net yield on average MBS and average cost of funds on MBS.

During 2012, we recognized OTTI charges through earnings of $1.2 million against our Non-Agency MBS compared to $10.6 million during the year ended 2011. These impairment charges reflected changes in our estimated cash flows for such securities based on an updated assessment of the estimated future performance of the underlying collateral, including the expected principal loss over the term of the security and changes in the expected timing of receipt of cash flows. At December 31, 2012, we had 33 Non-Agency MBS with a gross unrealized loss of $6.3 million and 53 Agency MBS with a gross unrealized loss of $1.5 million. Impairments on Agency MBS in an unrealized loss position at December 31, 2012 are considered temporary and not credit related. Unrealized losses on Non-Agency MBS for which no OTTI was recorded during the year are considered temporary based on an assessment of changes in the expected cash flows for such MBS, which considers recent bond performance and expected future performance of the underlying collateral. Significant judgment is used both in the Company's analysis of expected cash flows for its Non-Agency MBS and any determination of the credit component of OTTI. See "Critical Accounting Policies and Estimates" for more information regarding OTTI.

For 2012, we had other income, net of $21.6 million compared to $10.8 million for 2011. The 2012 income primarily reflects the net gains of $12.6 million on our Linked Transactions and $9.0 million of gains realized on the sale of certain Agency MBS. The gains on Linked Transactions for 2012 included interest income of $5.1 million on the underlying Non-Agency MBS, interest expense of $1.1 million on borrowings under repurchase agreements and an increase of $8.6 million in the fair value of the underlying securities. The gains on Linked Transactions for 2011 included interest income of $25.6 million on the underlying Non-Agency MBS, interest expense of $4.8 million on borrowings under repurchase agreements and a decrease of $17.8 million in the fair value of the underlying securities. Changes in the market value of the securities underlying our Linked Transactions, the amount of bond purchases recorded as Linked Transactions in the future and the amount of Linked Transactions that become unlinked in the future, none of which can be predicted with any certainty, will impact future gains/(losses) on our Linked Transactions. During 2012, certain of our Linked Transactions became unlinked, resulting in our recording Non-Agency MBS with a fair value of $175.2 million on our consolidated balance sheet.

During 2012, we realized $9.0 million of gains on the sale of certain Agency MBS for proceeds of $168.9 million. During the 2011, we realized $6.7 million of gains on the sale of certain Agency MBS for proceeds of $150.6 million.

During 2012, we had compensation and benefits and other general and administrative expense of $33.6 million, or 1.14% of average equity, compared to $30.2 million, or 1.12% of average equity, for 2011. The increase in our compensation and benefits expense to $22.1 million for 2012, compared to $19.0 million for 2011, primarily reflects vesting of equity-based compensation awards and an increase in the level of incentive compensation awards to our employees. Our other general and administrative expenses increased slightly to $11.5 million for 2012 compared to $11.3 million for 2011.

During 2012, we recorded an accrual of $7.5 million for potential federal excise tax on our current estimate of 2012 REIT taxable income and interest for prior years undistributed taxable income.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Our results for 2011 were generally influenced by the impact of declining net interest spreads on interest bearing assets and liabilities, particularly in the second half of the year. These declining spreads were primarily attributable to lower net yields on both Agency and Non-Agency MBS. Yields on Agency MBS were impacted, particularly in the second half of the year, by the lower interest rate environment and marginally higher CPRs, while yields on Non-Agency MBS were primarily impacted by the addition of lower yielding assets and changes in expected future interest rates. In addition, the decline in market values of Non-Agency MBS had a significant impact on the fair value of our portfolio, particularly in the last three fiscal quarters of 2011.

For 2011, we had net income available to our common stock and participating securities of $308.3 million, or $0.90 per basic and diluted common share, compared to net income available to common stock and participating securities of $261.6 million, or $0.93 per basic and diluted common share, for 2010. The increase in net income available to our common stock and participating securities, and the decrease of this item on a per share basis, was due primarily to the increase in the size of our MBS portfolio and the number of shares outstanding during 2011.

Interest income on our Agency MBS for 2011 decreased to $242.0 million from $250.6 million, or 3.4%, for 2010. This change primarily reflects a decrease in the net yield on our Agency MBS to 3.50% for 2011 from 4.03% for 2010, which was partially offset by an increase in our average Agency MBS portfolio (excluding changes in market values) to $6.921 billion for 2011 from $6.214 billion for 2010. During 2011, our Agency MBS portfolio experienced a 19.0% CPR and we recognized $38.2 million of premium amortization compared to a CPR of 29.0% and $40.5 million of premium amortization for 2010. At the end of 2011, the average coupon on mortgages underlying our Agency MBS was lower compared to the end of 2010, due to acquisition of assets in the marketplace at generally lower coupons reflecting current market conditions and as a result of prepayments on higher yielding assets and resets on Hybrid and ARM-MBS within the portfolio. As a result, the coupon yield on our Agency MBS portfolio declined 64 basis points to 4.05% for 2011 from 4.69% for 2010. At December 31, 2011, we had net purchase premiums on our Agency MBS of $177.7 million, or 2.6% of current par value, compared to net purchase premiums of $104.9 million and 1.8% of par value at December 31, 2010.

Interest income on our Non-Agency MBS (which includes Non-Agency MBS transferred to consolidated VIEs) for 2011 was $254.6 million compared to $140.4 million for 2010, principally due to the increase in our Non-Agency MBS portfolio in 2011. Certain of our Non-Agency MBS are reported as a component of Linked Transactions, rather than as MBS. (See Note 4 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.) Excluding changes in market values, our average investment in our Non-Agency MBS increased by $1.940 billion, or 135.3%, to $3.374 billion for 2011 from $1.434 billion for 2010. The growth in our Non-Agency MBS since 2010 has primarily been funded with securitized debt in connection with our resecuritization transactions and capital raised in a public offering of our common stock in March 2011. In addition, certain of our Non-Agency MBS underlying Linked Transactions became delinked during 2011, primarily in connection with our resecuritization transactions in February and June 2011. These delinkings resulted in Non-Agency MBS of $773.0 million, previously included as a component of Linked Transactions, being recognized as MBS on our consolidated balance sheet as of December 31, 2011. Our Non-Agency MBS portfolio yielded 7.55% for 2011 compared to 9.79% for 2010. The decrease in the yield on our Non-Agency MBS portfolio is primarily due to the flattening (downward movement in the later years) of the forward yield curve, which causes us to lower the projected future coupons and therefore the expected yields on our Hybrid Non-Agency MBS and the addition of newly acquired assets at yields less than our overall portfolio yield. During 2011, we recognized net purchase discount accretion of $42.2 million on our Non-Agency MBS, compared to $34.7 million for 2010. At December 31, 2011, we had net purchase discounts of $1.478 billion, including Credit Reserve and previously recognized OTTI of $1.229 billion, on our Non-Agency MBS, or 27.3% of par value.

The following table presents the components of the coupon yield and net yields earned on our Agency MBS and Non-Agency MBS and weighted average CPR experienced for such MBS for the quarterly periods presented:

	Agency MBS *(1)*			Non-Agency MBS *(1)*			Total MBS *(1)*		
Quarter Ended	**Coupon Yield *(2)***	**Net Yield *(3)***	**Weighted Average CPR**	**Coupon Yield *(2)***	**Net Yield *(3)***	**Weighted Average CPR**	**Coupon Yield *(2)***	**Net Yield *(3)***	**Weighted Average CPR**
December 31, 2011	3.79 %	3.14 %	19.35 %	6.07 %	7.02 %	13.07 %	4.60 %	4.51 %	17.19 %
September 30, 2011	3.98	3.37	19.29	6.15	7.25	14.66	4.75	4.75	17.97
June 30, 2011	4.14	3.68	16.57	6.41	7.84	14.63	4.87	5.01	16.03
March 31, 2011	4.32	3.84	20.95	6.83	8.58	14.80	5.00	5.12	19.39
December 31, 2010	4.42	3.87	24.88	7.28	9.00	14.43	5.09	5.07	22.46
September 30, 2010	4.48	3.93	23.81	7.42	9.92	15.49	5.05	5.10	22.08
June 30, 2010	4.66	3.61	42.75	7.46	10.18	14.62	5.16	4.80	37.19
March 31, 2010	5.12	4.64	25.61	7.34	10.46	14.40	5.43	5.45	24.00

(1) Yields presented throughout this Annual Report on Form 10-K are calculated using average amortized cost data. For GAAP reporting purposes, MBS purchases and sales are reported on the trade date. Average amortized cost data used to determine yields is calculated based on the settlement date of the associated purchase or sale as interest income is not earned on purchased bonds and continues to be earned on sold bonds until settlement date.

(2) Reflects the annualized coupon interest income divided by the average amortized cost. The discounted purchase price on Non-Agency MBS causes the coupon yield to be higher than the pass-through coupon interest rate. (Does not include MBS underlying our Linked Transactions. See Note 4 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

(3) Reflects annualized interest income divided by average amortized cost.

The following table presents information about average balances of our MBS portfolio by category and associated income for the years ended December 31, 2011 and 2010:

MBS Category	**Average Amortized Cost *(1)***	**Interest Income**	**Weighted Average Coupon**	**Coupon Yield *(2)***	**Net Asset Yield *(3)***
(Dollars in Thousands)					
Year Ended December 31, 2011					
Agency MBS	$ 6,921,494	$ 241,994	4.22 %	4.05 %	3.50 %
Non-Agency MBS, including transfers to a consolidated VIE	3,373,534	254,617	4.64	6.30	7.55
Total	$ 10,295,028	$ 496,611	4.39 %	4.79 %	4.82 %
Year Ended December 31, 2010					
Agency MBS	$ 6,214,257	$ 250,602	4.91 %	4.69 %	4.03 %
Non-Agency MBS, including transfers to a consolidated VIE	1,434,125	140,351	4.79	7.36	9.79
Total	$ 7,648,382	$ 390,953	4.88 %	5.19 %	5.11 %

(1) Includes principal payments receivable.

(2) Reflects the annualized coupon interest income divided by the average amortized cost. The discounted purchase price on Non-Agency MBS causes the coupon yield to be higher than the pass-through coupon interest rate. (Does not include MBS underlying our Linked Transactions. See Note 4 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

(3) Reflects annualized income divided by the average amortized cost.

Interest income from our cash investments, which are comprised of money market investments, is not a material source of income, as the yields on such funds remain at historically low levels, decreased to $136,000 for 2011 from $385,000 for 2010. Our average cash investments were $459.4 million and yielded 0.03% for 2011 compared to average cash investments of $520.5 million that yielded 0.07% for 2010. In general, we manage our cash investments relative to our investing, financing and operating requirements, investment opportunities and current and anticipated market conditions.

At December 31, 2011, we had repurchase agreement borrowings of $7.813 billion and securitized debt of $875.5 million, of which $3.378 billion was hedged with Swaps. The increase in our borrowings and securitized debt in 2011 as compared to 2010 is primarily due to our acquisition of additional MBS. In addition, for GAAP reporting purposes, we recorded an obligation to return securities obtained as collateral of $306.4 million in connection with our financing of Non-Agency MBS. At December 31, 2011, our Swaps had a weighted average fixed-pay rate of 2.80% and extended 22 months on average with a maximum remaining term of approximately 50 months. Our cost of funding on the hedged portion of our borrowings is in effect fixed over the term of the related Swap. As a result, the interest expense on our hedged repurchase agreement borrowings has not declined to the same extent that market interest rates have declined over time.

Our interest expense for 2011 increased by 3.0% to $149.4 million, from $145.1 million for 2010. This increase reflects the combined impact of an increase in our average borrowings, partially offset by lower interest rates on such borrowings. Our interest expense for 2011 was comprised of interest expense of $137.7 million on our borrowings under repurchase agreements, which includes the cost of our Swaps, and $11.7 million on our securitized debt. Our average repurchase agreement borrowings for 2011 were $7.585 billion, compared to $6.236 billion for 2010. As a result of the three resecuritization transactions, we had securitized debt of $875.5 million at December 31, 2011. Our securitized debt, which bears interest at variable rates, had an aggregate weighted average balance of $784.1 million for 2011, compared to $55.0 million for 2010.

The following table presents information about our securitized debt at December 31, 2011:

	At December 31, 2011	
Benchmark Interest Rate	**Securitized Debt**	**Interest Rate**
(Dollars in Thousands)		
One-month LIBOR + 100 basis points	$ 356,724	1.30 %
One-month LIBOR + 125 basis points	518,796	1.55
Total	$ 875,520	1.44 %

The effective interest rate paid on our borrowings decreased to 1.79% for 2011 from 2.31% for 2010, reflecting a decline in market interest rates and the maturity of Swaps with higher fixed-pay rates. Payments made and/or received on our Swaps are a component of our borrowing costs and accounted for interest expense of $95.7 million, or 114 basis points, for 2011, compared to interest expense of $111.8 million, or 178 basis points, for 2010. Certain of our Swaps have fixed interest rates that are significantly higher than current market interest rates, and as such Swaps continue to amortize and/or expire. The Swap component of our borrowing costs has and is expected to continue to decrease. During 2011, we entered into 15 Swaps with an aggregate notional amount of $1.215 billion, a weighted average fixed-pay rate of 1.34% and initial maturities ranging from one to five years that hedge against increases in the LIBOR rate associated with our anticipated repurchase financings and our securitized debt. During 2011, we had Swaps with an aggregate notional amount of $642.6 million and a weighted average fixed-pay rate of 4.12% expire.

In June 2011, we purchased an interest rate swaption (or Swaption), which at expiration of the option period in January 2012 gave us the right, but not the obligation, to enter into a Swap for a four-year term under which we would pay a fixed rate of 1.90% and receive a variable rate equal to one-month LIBOR on a $100.0 million notional. At the option's expiration, we could have elected to cash settle the option if such option was "in-the-money" or allow the option to expire at no additional cost to us. We entered into this Swaption to provide us with the ability to protect against rates rising above the fixed rate specified in the Swaption agreement. At the conclusion of the option period in January 2012, we allowed the option to expire.

The following table presents our leverage multiples, as measured by debt-to-equity, at the dates presented:

At the Period Ended	GAAP Leverage Multiple *(1)*	Non-GAAP Leverage Multiple *(2)*
December 31, 2011	3.6 *(3)*	3.7
September 30, 2011	3.4 *(4)*	3.5
June 30, 2011	3.2 *(5)*	3.3
March 31, 2011	2.9	3.0
December 31, 2010	2.8	3.0
September 30, 2010	2.6	2.8
June 30, 2010	2.8	3.0
March 31, 2010	2.7	2.8

(1) Represents the sum of borrowings under repurchase agreements, securitized debt, payable for unsettled MBS purchases, and obligations to return securities obtained as collateral divided by stockholders' equity.

(2) The Non-GAAP Leverage Multiple reflects the sum of our borrowings under repurchase agreements, securitized debt, payable for unsettled MBS purchases, obligations to return securities obtained as collateral and borrowings that are reported on our balance sheet as a component of Linked Transactions of $170.9 million, $193.0 million, $225.4 million, $304.1 million, $567.3 million, $422.3 million, $342.0 million and $321.8 million at December 31, 2011, September 30, 2011, June 30, 2011, March 31, 2011, December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010, respectively. We present a Non-GAAP leverage multiple since repurchase agreement borrowings that are a component of Linked Transactions may not be linked in the future and, if no longer linked, will be reported as repurchase agreement borrowings, which will increase our leverage multiple. (See Note 4 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

(3) The increase in our leverage multiple from 3.4x at September 30, 2011 to 3.6x at December 31, 2011 primarily reflects a decline in the market value of our Non-Agency MBS and increased use of financing structures of Non-Agency MBS.

(4) The increase in our leverage multiple from 3.2x at June 30, 2011 to 3.4x at September 30, 2011 primarily reflects a decline in the market value of our Non-Agency MBS.

(5) The increase in our leverage multiple from 2.9x at March 31, 2011 to 3.2x at June 30, 2011 reflects the use of resecuritization to finance a portion of our Non-Agency MBS portfolio.

For 2011, our net interest income increased by $101.1 million, or 41.1%, to $347.3 million from $246.2 million for 2010. This increase primarily reflects the impact of additional higher yielding Non-Agency MBS partially offset by an increase in our average borrowings. Our net interest spread and margin for 2011 were 2.83% and 3.23%, respectively, compared to a net interest spread and margin of 2.47% and 3.02%, respectively, for 2010.

The following table presents information regarding our average balances, interest income and expense, yields on average interest-earning assets, average cost of funds and net interest income for the quarters presented:

Quarter Ended	Average Amortized Cost of MBS *(1)*	Interest Income on MBS	Average Interest Earning Cash *(2)*	Total Interest Income	Yield on Average Interest-Earning Assets *(3)*	Average Balance of Repurchase Agreements and Securitized Debt	Interest Expense	Average Cost of Funds	Net Interest Income
(Dollars in Thousands)									
December 31, 2011	$ 11,000,704	$ 123,964	$ 402,958	$ 123,994	4.35 %	$ 8,899,013	$ 38,811	1.73 %	$ 85,183
September 30, 2011	11,010,686	130,741	548,339	130,766	4.53	9,034,044	38,752	1.70	92,014
June 30, 2011	10,545,419	132,082	432,005	132,109	4.81	8,473,314	37,195	1.76	94,914
March 31, 2011	8,587,526	109,824	453,730	109,878	4.86	7,041,406	34,653	1.99	75,225
December 31, 2010	7,689,167	97,498	482,683	97,597	4.78	6,324,079	35,469	2.23	62,128
September 30, 2010	7,637,483	97,296	440,146	97,417	4.82	6,205,856	35,464	2.26	61,953
June 30, 2010	7,375,637	88,515	646,644	88,627	4.42	6,129,448	35,741	2.34	52,886
March 31, 2010	7,893,552	107,644	513,867	107,697	5.13	6,507,890	38,451	2.40	69,246

(1) Unrealized gains and losses are not reflected in the average amortized cost of MBS.
(2) Includes average interest-earning cash, cash equivalents and restricted cash.
(3) Reflects annualized interest income divided by average amortized cost of interest-earning assets.

The following table presents certain quarterly information regarding our net interest spreads and net interest margin for the quarterly periods presented:

	Total Interest-Earning Assets and Interest-Bearing Liabilities	
Quarter Ended	Net Interest Spread *(1)*	Net Interest Margin *(2)*
December 31, 2011	2.62 %	3.00 %
September 30, 2011	2.83	3.20
June 30, 2011	3.05	3.46
March 31, 2011	2.87	3.31
December 31, 2010	2.55	3.06
September 30, 2010	2.56	3.08
June 30, 2010	2.08	2.64
March 31, 2010	2.73	3.29

(1) Reflects the difference between the yield on average interest-earning assets and average cost of funds.
(2) Annualized net interest income divided by average interest-earning assets.

The following table presents the components of the net interest spread earned on our Agency and Non-Agency MBS for the quarters presented:

	Agency MBS			Non-Agency MBS			Total MBS		
Quarter Ended	Net Yield *(1)*	Cost of Funding *(2)*	Net Interest Spread *(3)*	Net Yield *(1)*	Cost of Funding *(2)*	Net Interest Spread *(3)*	Net Yield *(1)*	Cost of Funding *(2)*	Net Interest Spread *(3)*
December 31, 2011	3.14 %	1.71 %	1.43 %	7.02 %	1.78 %	5.24 %	4.51 %	1.73 %	2.78 %
September 30, 2011	3.37	1.74	1.63	7.25	1.61	5.64	4.75	1.70	3.05
June 30, 2011	3.68	1.82	1.86	7.84	1.57	6.27	5.01	1.76	3.25
March 31, 2011	3.84	2.10	1.74	8.58	1.62	6.96	5.12	1.99	3.13
December 31, 2010	3.87	2.34	1.53	9.00	1.70	7.30	5.07	2.23	2.84
September 30, 2010	3.93	2.32	1.61	9.92	1.85	8.07	5.10	2.26	2.84
June 30, 2010	3.61	2.41	1.20	10.18	1.80	8.38	4.80	2.34	2.46
March 31, 2010	4.64	2.41	2.23	10.46	1.90	8.56	5.45	2.40	3.05

(1) Annualized interest income on MBS divided by average amortized cost of MBS.
(2) Annualized interest expense divided by average balance of repurchase agreements and securitized debt.
(3) Reflects the difference between the net yield on average MBS and average cost of funds on MBS.

During 2011, we recognized OTTI charges through earnings of $10.6 million against 35 of our Non-Agency MBS. These impairment charges, which were recognized on Non-Agency MBS, reflected changes in our estimated cash flows for such securities based on an updated assessment of the estimated future performance of the underlying collateral, including the expected principal loss over the term of the security and changes in the expected timing of receipt of cash flows. At December 31, 2011, we had 40 Agency MBS with a gross unrealized loss of $1.7 million and 242 Non-Agency MBS with a gross unrealized loss of $288.0 million. Impairments on Agency MBS in an unrealized loss position at December 31, 2011 are considered temporary and not credit related. Unrealized losses on Non-Agency MBS for which no OTTI was recorded during the year are considered temporary based on an assessment of changes in the expected cash flows for such MBS, which considers recent bond performance and expected future performance of the underlying collateral. Significant judgment is used both in the Company's analysis of expected cash flows for its Non-Agency MBS and any determination of the credit component of OTTI. During 2010, we recognized impairment losses of $12.3 million through earnings in connection with eight Non-Agency MBS. See "Critical Accounting Policies and Estimates" for more information regarding OTTI.

For 2011, we had other income, net of $10.8 million. This income primarily reflects the impact of $6.7 million of gains realized on the sale of certain Agency MBS and net gains of $3.0 million on our Linked Transactions. The gains on our Linked Transactions for 2011 were comprised of interest income of $25.6 million on the underlying Non-Agency MBS, interest expense of $4.8 million on the associated repurchase agreements and a reduction of $17.8 million in the fair value of the underlying securities. Changes in the market value of the securities underlying our Linked Transactions, the amount of bond purchases recorded as Linked Transactions in the future and the amount of Linked Transactions that become unlinked in the future, none of which can be predicted with any certainty, will impact future gains/(losses) on our Linked Transactions. During 2011, certain of our Linked Transactions became unlinked, resulting in our recording Non-Agency MBS with a fair value of $773.0 million, repurchase agreement borrowings of $46.7 million and associated accrued interest accounts on a gross basis on our consolidated balance sheet. In addition, during 2011, we recognized $915,000 of expense reflecting the premium paid for a Swaption used to hedge interest rate exposure on our repurchase agreement financings and recognized a gain of $430,000 on the sale of real estate. For 2010, we had other income, net of $62.2 million. This income primarily reflects the net impact of: (i) $33.7 million of gains realized on the sale of MBS during the first quarter of 2010, of which $33.1 million was realized on the sale of $931.9 million of our longer-term Agency MBS; (ii) losses of $26.8 million on the termination of repurchase financings in connection with our MBS sales; and (iii) net gains of $53.8 million on our Linked Transactions.

During 2011, we had compensation and benefits and other general and administrative expense of $30.2 million, or 1.12% of average equity compared to $24.7 million, or 1.11% of average equity, for 2010. The $2.9 million increase in our compensation expense to $19.0 million for 2011, compared to $16.1 million for 2010, primarily reflects an increase to our bonus pool accrual and additional salary expense for new hires, salary increases, and vesting of equity-based compensation awards. Our other general and administrative expenses increased by $2.7 million to $11.3 million for 2011 compared to $8.6 million for 2010. This increase was primarily comprised of increases in office rent and related occupancy costs, professional services, including auditing and legal fees and the cost of data and analytical systems, which primarily reflects expenses to expand our investment analytic capability, associated primarily with our investments in Non-Agency MBS, and data system upgrades.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements include our accounts and all majority owned and controlled subsidiaries. In addition, we consolidated the special purpose entities (or SPEs) created to facilitate the resecuritization transactions that we completed in February 2012, June 2011, February 2011, and October 2010. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements. In preparing these consolidated financial statements, management has made estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

For discussion of New and Proposed Accounting Standards and Interpretations see Note 2(q) to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.

Our accounting policies are described in Note 2 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K. Management believes the more significant of these to be as follows:

Classifications of Investment Securities and Assessment for Other-Than-Temporary Impairments

Our investments in securities are comprised of Agency MBS and Non-Agency MBS, as discussed and detailed in Notes 2(b) and 3 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K. With the exception of MBS accounted for as a component of our Linked Transactions, all of our MBS are designated as available-for-sale and carried on the balance sheet at their fair value with unrealized gains and losses excluded from earnings (except when an OTTI is recognized, as discussed below) and recorded in accumulated other comprehensive income/(loss), a component of stockholders' equity. We do not intend to hold any of our investment securities for trading purposes; however, if available-for-sale securities were classified as trading securities, there could be substantially greater volatility in our earnings.

When the fair value of an available-for-sale security is less than its amortized cost at the balance sheet date, the security is considered impaired. We assess our impaired securities on at least a quarterly basis and designate such impairments as either "temporary" or "other-than-temporary." If we intend to sell an impaired security or it is more likely than not that we will be required to sell the impaired security before its anticipated recovery, an other-than-temporary impairment is recognized through charges to earnings equal to the entire difference between the investment's amortized cost and its fair value at the balance sheet date. If we do not expect to sell an other-than-temporarily impaired security, only the portion of the OTTI related to credit losses is recognized through charges to earnings with the remainder recognized through other accumulated comprehensive income/(loss) on the consolidated balance sheet.

In making our assessments about other-than-temporary impairments, we review and consider certain information relating to our financial position and the impaired securities, including the nature of such securities, the contractual collateral requirements impacting us and our investment and leverage strategies, as well as subjective information, including our current and targeted liquidity position, the credit quality and expected cash flows of the underlying assets collateralizing such securities, and current and anticipated market conditions. In determining the OTTI related to credit losses for securities that were purchased at significant discounts to par and/or are otherwise assessed to be of less than high credit quality, the Company compares the present value of the remaining cash flows expected to be collected at the purchase date (or last date previously revised) against the present value of the cash flows expected to be collected at the current financial reporting date. The determination as to whether an OTTI exists and, if so, the amount of credit impairment recognized in earnings is subjective, as such determinations are based on factual information available at the time of assessment as well as management's estimates of the future performance and cash flow projections. As a result, the timing and amount of OTTIs constitute material estimates that are susceptible to significant change.

During 2012, we recognized credit-related OTTI losses of $1.2 million through earnings against our Non-Agency MBS reflecting changes in the estimated cash flows for such securities based on an updated assessment of the estimated future performance of the underlying collateral, including the expected principal loss over the term of the security and changes in the expected timing of receipt of cash flows. At December 31, 2012, we did not intend to sell any MBS that were in an unrealized loss position, and it is "more likely than not" that we will not be required to sell these MBS before recovery of their amortized cost basis, which may be at their maturity.

Gross unrealized losses on our Agency MBS were $1.5 million at December 31, 2012. Given the credit quality inherent in Agency MBS, we do not consider any of the current impairments on our Agency MBS to be credit related. In assessing whether it is more likely than not that we will be required to sell any impaired security before its anticipated recovery, which may be at their maturity, we consider the significance of each investment, the amount of impairment, the projected future performance of such impaired securities, as well as our current and anticipated leverage capacity and liquidity position. Based on these analyses, we determined that at December 31, 2012 any unrealized losses on our Agency MBS were temporary.

The payments of principal and interest we receive on our Agency MBS, which depend directly upon payments on the mortgages underlying such securities, are guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. Fannie Mae and Freddie Mac are GSEs, but their guarantees are not explicitly backed by the full faith and credit of the United States. Ginnie Mae is part of a U.S. Government agency and its guarantees are explicitly backed by the full faith and credit of the United States. We believe that the stronger backing for the guarantors of Agency MBS resulting from the conservatorship of Fannie Mae and Freddie Mac has further strengthened their credit worthiness; however, there can be no assurance that these actions will be adequate for their needs. Accordingly, if these government actions are inadequate and the GSEs continue to suffer losses or cease to exist, our view of the credit worthiness of our Agency MBS could materially change, which may affect our assessment of OTTI for Agency MBS in future periods. (See Part I, Item 1A., Risk Factors, "The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may adversely affect our business.")

Our expectations with respect to our securities in an unrealized loss position may change over time, given, among other things, the dynamic nature of markets and other variables. Future sales or changes in our expectations with respect to securities in an unrealized loss position could result in us recognizing OTTI charges or realizing losses on sales of MBS in the future. (See Notes 2(b) and 3 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

Fair Value Measurements

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of valuation hierarchy are defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies used for our financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Obtained and Pledged as Collateral/Obligation to Return Securities Obtained as Collateral
The fair value of U.S. Treasury securities obtained as collateral and the associated obligation to return securities obtained as collateral are based upon prices obtained from a third-party pricing service, which are indicative of market activity. Securities obtained as collateral are classified as Level 1 in the fair value hierarchy.

Agency MBS, Non-Agency MBS and Securitized Debt
We determine the fair value of our Agency MBS based upon prices obtained from third-party pricing services, which are indicative of market activity and repurchase agreement counterparties.

For Agency MBS, the valuation methodology of our third-party pricing services incorporate commonly used market pricing methods, trading activity observed in the market place and other data inputs. The methodology also considers the underlying characteristics of each security, which are also observable inputs, including: collateral vintage; coupon; maturity date; loan age; reset date; collateral type; periodic and life cap; geography; and prepayment speeds. Management analyzes pricing data received from third-party pricing services and compares it to other indications of fair value including data received from repurchase agreement counterparties and its own observations of trading activity observed in the market place.

In determining the fair value of its Non-Agency MBS and securitized debt, management considers a number of observable market data points, including prices obtained from pricing services and brokers as well as dialogue with market participants. In valuing Non-Agency MBS, we understand that pricing services use observable inputs that include, in addition to trading activity observed in the market place, loan delinquency data, credit enhancement levels and vintage, which are taken into account to assign pricing factors such as spread and prepayment assumptions. For tranches that are cross-collateralized, performance of all collateral groups involved in the tranche are considered. We collect and consider current market intelligence on all major markets, including benchmark security evaluations and bid list results from various sources, when available.

Our MBS and securitized debt are valued using various market data points as described above, which management considers to be directly or indirectly observable parameters. Accordingly, our MBS and securitized debt are classified as Level 2 in the fair value hierarchy.

Linked Transactions
The Non-Agency MBS underlying our Linked Transactions are valued using similar techniques to those used for our other Non-Agency MBS. The value of the underlying MBS is then netted against the carrying amount (which approximates fair value) of the repurchase agreement borrowing at the valuation date. The fair value of Linked Transactions also includes accrued interest receivable on the MBS and accrued interest payable on the underlying repurchase agreement borrowings. Our Linked Transactions are classified as Level 2 in the fair value hierarchy.

Derivative Hedging Instruments (Swaps)
We determine the fair value of our derivative hedging instruments considering valuations obtained from a third-party pricing service and such valuations are tested with internally developed models that apply readily observable market parameters. In valuing our derivative hedging instruments, we consider both our creditworthiness and that of our counterparties, along with collateral provisions contained in each derivative agreement, from the perspective of both the Company and its counterparties. All of our derivative hedging instruments are subject to bilateral collateral arrangements. Consequently, no credit valuation adjustment was made

in determining the fair value of such instruments. Our derivative hedging instruments are classified as Level 2 in the fair value hierarchy.

Interest Income on our Non-Agency MBS

Interest income on the Non-Agency MBS that were purchased at a discount to par value and/or are considered to be of lower credit quality is recognized based on the security's effective interest rate. The effective interest rate on these securities is based on management's estimate from each security of the projected cash flows, which are estimated based on our observation of current information and events and include assumptions related to fluctuations in interest rates, prepayment speeds and the timing and amount of credit losses. On at least a quarterly basis, we review and, if appropriate, make adjustments to our cash flow projections based on input and analysis received from external sources, internal models, and our judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on these securities and/or in the recognition of OTTIs.

Based on the projected cash flows for our Non-Agency MBS purchased at a discount to par value, a portion of the purchase discount may be designated as a Credit Reserve, which effectively mitigates our risk of loss on the mortgages collateralizing such MBS and is not expected to be accreted into interest income. The amount designated as Credit Reserve may be adjusted over time, based on the actual performance of the security, its underlying collateral, actual and projected cash flow from such collateral, economic conditions and other factors. If the performance of a security with a Credit Reserve is more favorable than forecasted, a portion of the amount designated as Credit Reserve may be reallocated to accretable discount and recognized into interest income over time. Conversely, if the performance of a security with a Credit Reserve is less favorable than forecasted, the amounts designated as Credit Reserve maybe be increased, or impairment charges and write-downs of such securities to a new cost basis could result.

Hedging Activities

As part of our interest rate risk management, we periodically hedge a portion of our interest rate risk using derivative financial instruments, currently comprised of Swaps, which are designated and accounted for as hedging instruments. In prior years we have also used Swaptions for hedging purposes. We use Swaps to modify the repricing characteristics of our repurchase agreements and securitized debt and cash flows for such liabilities. Under each Swap, we agree to pay a fixed rate of interest and receive a variable interest rate, generally based on one-month or three-month LIBOR, on the notional amount of the Swap. Our Swaptions are used as a hedge against the risk of changes in the interest component above a specified level on a portion of forecasted one-month fixed rate borrowings. We document our risk-management policies, including objectives and strategies, as they relate to our hedging activities and the relationship between the hedging instrument and the hedged liability. We assess both at inception of a hedge and on a quarterly basis thereafter, whether or not the hedge relationship is "highly effective."

We discontinue hedge accounting on a prospective basis and recognize changes in the fair value of the derivative through earnings when: (i) it is determined that the derivative is no longer effective in offsetting cash flows of a hedged item (including forecasted transactions), (ii) it is no longer probable that the forecasted transaction will occur or (iii) it is determined that designating the derivative as a hedge is no longer appropriate.

Swaps are carried on our balance sheet at fair value, as assets, if their fair value is positive, or as liabilities, if their fair value is negative. Changes in the fair value of our Swaps are recorded in other comprehensive income/(loss) provided that the hedge remains effective. Changes in fair value for any ineffective amount of a Swap are recognized in earnings. We have not recognized any change in the value of our existing Swaps through earnings as a result of hedge ineffectiveness.

Swaptions (when used) are carried as assets on our balance sheet at fair value. Changes in the intrinsic value of the Swap underlying the Swaption are recorded in other comprehensive income/(loss), a component of stockholders' equity, provided that the hedge remains effective, while changes in the time value of the Swaption are recorded as gains/losses through earnings as a component of other income during the option period. We use the cumulative dollar-offset ratio to assess the hedge effectiveness of our Swaptions.

Although permitted under certain circumstances, we do not offset cash collateral receivables or payables against our net derivative positions.

Income Taxes

Our financial results generally do not reflect provisions for current or deferred income taxes. We believe that we operate in, and intend to continue to operate in, a manner that allows and will continue to allow us to be taxed as a REIT. Provided that we distribute all of our REIT taxable income in the timeframe permitted by the Code, we do not generally expect to pay corporate level taxes and/or excise taxes. However, such taxes may arise from time to time in the normal course of our business. Many of the REIT requirements, however, are highly technical and complex. In addition, REIT taxable income calculated at the time our financial statements are prepared is based on certain estimates that may be revised as our tax return, which is not required to be filed until the third quarter in the following year, is completed. If we were to fail to meet certain of the REIT requirements, we would be subject to U.S. federal, state and local income taxes.

Accounting for Stock-Based Compensation

We expense our equity based compensation awards ratably over the vesting period of such awards, based upon the fair value of such awards at the grant date. Equity-based awards for which there is no risk of forfeiture are expensed upon grant or at such time that there is no longer a risk of forfeiture. (See Notes 2(j) and 13 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

During 2010, we granted certain RSUs that vest after either two or four years of service and provided that certain criteria are met, which are based on a formula that includes changes in our closing common stock price over a two- or four-year period and dividends declared on our common stock during those periods. During 2011 and 2012, we granted certain RSUs that vest annually over a one or three-year period, provided that certain criteria are met, which are based on a formula that includes changes in our closing stock price over the annual vesting period and dividends declared on our common stock during those periods. Such criteria constitute a "market condition" which impacts the amount of compensation expense recognized for these awards. Specifically, the uncertainty regarding whether the market condition will be achieved is reflected in the grant date fair valuation of the RSUs, which in addition to estimates regarding the amount of RSUs expected to be forfeited during the associated service period, determines the amount of compensation expense that is recognized. Compensation expense is not reversed should the market condition not be achieved, while differences in actual forfeiture experience relative to estimated forfeitures will result in adjustments to the timing and amount of compensation expense recognized.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of cash generally consist of borrowings under repurchase agreements, payments of principal and interest we receive on our MBS portfolio, cash generated from our operating results and, depending on market conditions, proceeds from capital market and resecuritization transactions. Our most significant uses of cash are generally to pay principal and pay interest on our borrowings under repurchase agreements and securitized debt, to purchase MBS, to make dividend payments on our capital stock, to fund our operations and to make other investments that we consider appropriate.

We seek to employ a diverse capital raising strategy under which we may issue capital stock or other types of securities. To the extent we raise additional funds through capital market transactions, we currently anticipate using the net proceeds from such transactions to acquire additional MBS, consistent with our investment policy, and for working capital, which may include, among other things, the repayment of our repurchase agreements. There can be no assurance, however, that we will be able to access the capital markets at any particular time or on any particular terms. We have available for issuance an unlimited amount (subject to the terms and limitations of our charter) of common stock, preferred stock, depositary shares representing preferred stock, warrants, debt securities, rights and/or units pursuant to our automatic shelf registration statement and, at December 31, 2012, we had 8.0 million shares of common stock available for issuance pursuant to our DRSPP shelf registration statement. During 2012, we issued 1,977,165 shares of common stock through our DRSPP, raising net proceeds of $15.5 million.

Our borrowings under repurchase agreements are uncommitted and renewable at the discretion of our lenders and, as such, our lenders could determine to reduce or terminate our access to future borrowings at virtually any time. The terms of the repurchase transaction borrowings under our master repurchase agreements as such terms related to repayment, margin requirements and the segregation of all securities that are the subject of repurchase transactions generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association (or SIFMA) or the global master repurchase agreement published by SIFMA and the International Capital Market Association. In addition, each lender typically requires that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions, which differ by lender, may include changes to the margin maintenance requirements, required haircuts (as defined below), purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default and setoff provisions.

With respect to margin maintenance requirements for repurchase agreements with Non-Agency MBS as collateral, margin calls are typically determined by our counterparties based on their assessment of changes in the fair value of the underlying collateral and in accordance with the agreed upon haircuts specified in the transaction confirmation with the counterparty. We address margin call requests in accordance with the required terms specified in the applicable repurchase agreement and such requests are typically satisfied by posting additional cash or collateral on the same business day. We review margin calls made by counterparties and assess them for reasonableness by comparing the counterparty valuation against our valuation determination. When we believe that a margin call is unnecessary because our assessment of collateral value differs from the counterparty valuation, we typically hold discussions with the counterparty and are able to resolve the matter. In the unlikely event that resolution cannot be reached, we will look to resolve the dispute based on the remedies available to us under the terms of the repurchase agreement, which in some instances may include the engagement of a third party to review collateral valuations. For other agreements that do not include such provisions, we could resolve the matter by substituting collateral as permitted in accordance with the agreement or otherwise request the counterparty to return the collateral in exchange for cash to unwind the financing.

The following table presents information regarding the margin requirements, or the percentage amount by which the collateral value is contractually required to exceed the loan amount (this difference is referred to as the "haircut"), on our repurchase agreements at December 31, 2012 and December 31, 2011:

December 31, 2012	Weighted Average Haircut	Low	High
Repurchase agreement borrowings secured by:			
Agency MBS	4.80 %	3.00 %	7.00 %
Non-Agency MBS	30.49	10.00	63.00
U.S. Treasury securities	1.74	1.00	2.00
December 31, 2011			
Repurchase agreement borrowings secured by:			
Agency MBS	4.78 %	3.00 %	7.00 %
Non-Agency MBS	30.97	10.00	63.00
U.S. Treasury securities	2.00	2.00	2.00

The weighted average haircut requirements for the respective underlying collateral types for our repurchase agreements have not significantly changed since December 31, 2011.

During 2012, the financial market environment was impacted by continued accommodative monetary policy. Repurchase agreement funding for both Agency MBS and Non-Agency MBS has been available to us at attractive market terms from multiple counterparties. Typically, due to the credit risk inherent to Non-Agency MBS, repurchase agreement funding involving Non-Agency MBS is available from fewer counterparties, at terms requiring higher collateralization and higher interest rates, than does repurchase agreement funding secured by Agency MBS and U.S. Treasury securities. Therefore, we generally expect to be able to finance our acquisitions of Agency MBS (which we expect will continue to comprise the majority of our assets) on more favorable terms than financing for Non-Agency MBS.

We maintain cash and cash equivalents, unpledged Agency MBS and collateral in excess of margin requirements held by our counterparties (or collectively, our Cushion) to meet routine margin calls and protect against unforeseen reductions in our borrowing capabilities. Our ability to meet future margin calls will be impacted by our Cushion, which varies based on the market value of our securities, our cash position and margin requirements. Our cash position fluctuates based on the timing of our operating, investing and financing activities and is managed based on our anticipated cash needs. (See "Interest Rate Risk" included under Item 7A. of this Annual Report on Form 10-K and our Consolidated Statements of Cash Flows, included under Item 8 of this Annual Report on Form 10-K.)

At December 31, 2012, we had a total of $10.619 billion of MBS and U.S. Treasury securities and $5.0 million of restricted cash pledged against our repurchase agreements and Swaps. At December 31, 2012, we had a Cushion of $896.2 million available to meet potential margin calls, comprised of cash and cash equivalents of $401.3 million, unpledged Agency MBS of $473.7 million, and excess Agency MBS collateral of $21.2 million. In addition, at December 31, 2012, we had unpledged Non-Agency MBS with a fair value of $399.8 million and Non-Agency MBS with a fair value of $274.5 million pledged in excess of contractual requirements.

During 2012, we entered into a resecuritization transaction that resulted in us consolidating as a VIE, the SPE that was created to facilitate this transaction, and to which the underlying assets in connection with the resecuritization was transferred. As part of this resecuritization transaction, we sold Non-Agency MBS to Wells Fargo Mortgage Loan Trust, LLC (or WFMLT), who subsequently transferred the underlying certificates to a separate trust established under the laws of the State of New York, which we consolidate as a VIE. (See Note 15 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

The following table summarizes the key details of the resecuritization transactions we have been involved in to date:

	February 2012	June 2011	February 2011	October 2010
(Dollars in Thousands)				
Name of Trust (Consolidated as a VIE)	WFMLT Series 2012-RR1	CSMC Series 2011-7R	CSMC Series 2011-1R	DMSI 2010-RS2
Principal value of Non-Agency MBS sold	$ 433,347	$ 1,283,422	$ 1,319,969	$ 985,228
Face amount of Senior Bonds issued by the VIE and purchased by 3rd party investors	$ 186,691	$ 474,866	$ 488,389	$ 246,307
Outstanding amount of Senior Bonds at December 31, 2012	$ 144,019	$ 233,807	$ 237,258	$ 31,732
Pass-through rate for Senior Bonds issued	2.85 %	One-month LIBOR plus 125 basis points	One-month LIBOR plus 100 basis points	One-month LIBOR plus 125 basis points
Face amount of Senior Support Certificates *(1)* received by the Company	$ 246,656	$ 808,556	$ 831,580	$ 738,921
Cash received	$ 186,691	$ 474,866	$ 488,389	$ 246,307
Notional amount acquired of non-rated, interest only senior certificates	$ 186,691	$ 474,866	$ 488,389	$ 246,307
Expenses incurred *(2)*	$ 1,814	$ 3,230	$ 3,527	$ 3,562

(1) Provides credit support for the sequential Senior Non-Agency MBS sold to third-party investors in resecuritization transactions (or Senior Bonds).

(2) Amortized to interest expense based upon the actual repayments of the associated beneficial interests issued to third parties.

For financial statement reporting purposes, we consolidate the underlying trusts in our resecuritization transactions and, as such, no gain or loss is recorded. Since the underlying trusts are consolidated, we take the view that the resecuritization is effectively a financing of the Non-Agency MBS sold resulting in the Senior Bonds being presented in our consolidated financial statements as securitized debt.

During 2012, we issued $100.0 million aggregate principal amount of Senior Notes in an underwritten public offering. The total net proceeds from the offering of the Senior Notes were approximately $96.6 million, after deducting offering expenses and the underwriting discount.

The table below presents certain information about our borrowings under repurchase agreements and securitized debt:

		Repurchase Agreements			Securitized Debt		
Quarter Ended		**Quarterly Average Balance**	**End of Quarter Balance**	**Maximum Balance at Any Month-End**	**Quarterly Average Balance**	**End of Quarter Balance**	**Maximum Balance at Any Month-End**
(In Thousands)							
December 31, 2012	*(1)*	$ 8,841,994	$ 8,752,472	$ 8,966,468	$ 712,259	$ 646,816	$ 718,326
September 30, 2012	*(1)*	8,741,020	8,832,326	8,832,326	819,361	749,471	821,256
June 30, 2012	*(1)*	7,961,497	8,368,407	8,368,407	931,045	861,255	935,051
March 31, 2012		7,772,000	7,908,932	7,908,932	949,868	967,422 *(2)*	1,000,787
December 31, 2011		7,969,178	7,813,159	7,996,749	929,836	875,520	932,239
September 30, 2011		8,007,343	8,017,663	8,084,098	1,026,701	958,406	1,027,701
June 30, 2011		7,742,223	7,870,251	7,870,251	731,091	1,062,040 *(3)*	1,062,040 *(3)*
March 31, 2011		6,600,592	7,652,713 *(4)*	7,652,713	440,814	663,367 *(5)*	680,794 *(5)*
December 31, 2010		6,105,940	5,992,269 *(6)*	6,116,460	218,139	220,933 *(7)*	237,612 *(7)*
September 30, 2010		6,205,856	5,995,447 *(6)*	6,268,142	-	-	-
June 30, 2010		6,129,448	6,274,220	6,274,220	-	-	-
March 31, 2010		6,507,890	6,013,875 *(6) (8)*	6,872,221	-	-	-

(1) The information presented in the table above excludes Senior Notes issued in April 2012. The outstanding balance of Senior Notes has been unchanged at $100.0 million since issuance.

(2) The higher end of the period balance reflects the securitized debt from our resecuritization transactions in February 2012.

(3) The higher end of the period balance reflects the securitized debt from our resecuritization transactions in June 2011.

(4) On March 11, 2011, the Company raised net equity of approximately $605.0 million, which was invested on a leveraged basis and, as a result, increased the Company's borrowings under repurchase agreements.

(5) Reflects securitized debt from our resecuritization transactions in February 2011 and October 2010.

(6) The lower end of quarter balance reflects the declining balance of our borrowings under repurchase agreements associated with our Agency MBS during the quarter.

(7) Reflects securitized debt from our resecuritizations transaction in October 2010.

(8) The decrease in borrowings under repurchase agreements reflects the termination of $657.3 million of borrowings under repurchase agreements during the first quarter of 2010 in connection with sales of $931.9 million of Agency MBS. We did not have any continuing involvement with any securities sold.

Cash Flows and Liquidity For the Year Ended December 31, 2012

Our cash and cash equivalents increased by $7.3 million during the year ended December 31, 2012, reflecting: $347.3 million provided by our financing activities; $310.4 million provided by our operating activities; and $650.4 million used through our investing activities, primarily to purchase MBS.

At December 31, 2012, our debt-to-equity multiple was 3.0x, compared to 3.6x at December 31, 2011. At December 31, 2012, we had borrowings under repurchase agreements of $8.752 billion with 26 counterparties, of which $6.353 billion was secured by Agency MBS, $1.988 billion was secured by Non-Agency MBS and $410.8 million was secured by U.S. Treasuries. In addition, at such date, we had $35.3 million of borrowings under repurchase agreements that were a component of our Linked Transactions. (See Note 4 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.) We continue to have available capacity under our repurchase agreement credit lines. At December 31, 2011, we had borrowings under repurchase agreements of $7.813 billion with 25 counterparties and had borrowings under repurchase agreements of $170.9 million that were a component of our Linked Transactions.

At December 31, 2012, we had aggregate securitized debt of $646.8 million, resulting from our resecuritization transactions. During the year ended December 31, 2012, we used cash of $415.4 million to make principal payments on our securitized debt, which had a weighted average expected remaining term of 1.13 years at December 31, 2012. During 2012, we increased the financing obtained under multi-year collateralized financing arrangements by approximately $200.0 million. At December 31, 2012, approximately $500.0 million of financing had been obtained under these arrangements.

During 2012, we issued $100.0 million aggregate principal amount of Senior Notes in an underwritten public offering. The total net proceeds from the offering of the Senior Notes were approximately $96.6 million, after deducting offering expenses and the underwriting discount.

During 2012, we used $650.4 million through our investing activities. During the year, we received cash of $2.671 billion from prepayments and scheduled amortization on our MBS portfolio, of which $1.931 billion was attributable to Agency MBS and $740.1 million was from Non-Agency MBS. During 2012, we purchased $2.212 billion of Agency MBS and $1.378 billion of Non-Agency MBS funded with cash and repurchase agreement borrowings. While we generally intend to hold our MBS as long-term investments, we may sell certain MBS in order to manage our interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions. During 2012, we sold certain of our Agency MBS for proceeds of $168.9 million, realizing gross gains of $9.0 million.

In connection with our repurchase agreement borrowings and Swaps, we routinely receive margin calls/reverse margin calls from our counterparties and make margin calls to our counterparties. Margin calls and reverse margin calls, which requirements vary over time, may occur daily between us and any of our counterparties when the value of collateral pledged changes from the amount contractually required. The value of securities pledged as collateral fluctuates reflecting changes in: (i) the face (or par) value of our for MBS; (ii) market interest rates and/or other market conditions; and (iii) the market value of our Swaps. Margin calls/reverse margin calls are satisfied when we pledge/receive additional collateral in the form of additional securities and/or cash.

The table below summarizes our margin activity with respect to our repurchase agreement financings (including underlying Linked Transactions) and derivative hedging instruments for the quarterly periods presented:

	Collateral Pledged to Meet Margin Calls				
For the Quarter Ended	**Fair Value of Securities Pledged**	**Cash Pledged**	**Aggregate Assets Pledged For Margin Calls**	**Cash and Securities Received For Reverse Margin Calls**	**Net Assets Received/ (Pledged) For Margin Activity**
(In Thousands)					
December 31, 2012	$ 365,286	$ -	$ 365,286	$ 350,589	$ (14,697)
September 30, 2012	429,201	-	429,201	461,123	31,922
June 30, 2012	334,536	800	335,336	318,723	(16,613)
March 31, 2012	277,415	1,590	279,005	333,753	54,748

We are subject to various financial covenants under our repurchase agreements and derivative contracts, which include minimum net worth and/or profitability requirements, maximum debt-to-equity ratios and minimum market capitalization requirements. We have maintained compliance with all of our financial covenants to date.

During 2012, we paid $341.2 million for cash dividends on our common stock and DERs and paid cash dividends of $8.2 million on our preferred stock. On December 12, 2012, we declared our fourth quarter 2012 dividend on our common stock of $0.20 per share; on January 31, 2013, we paid this dividend, which totaled $71.8 million, including DERs of approximately $313,000.

We believe that we have adequate financial resources to meet our current obligations, including margin calls, as they come due, to fund dividends we declare and to actively pursue our investment strategies. However, should the value of our MBS suddenly decrease, significant margin calls on our repurchase agreement borrowings could result and our liquidity position could be materially and adversely affected. Further, should market liquidity tighten, our repurchase agreement counterparties may increase our margin requirements on new financings, reducing our ability to use leverage. Access to financing may also be negatively impacted by the ongoing volatility in the world financial markets, potentially adversely impacting our current or potential lenders' ability or willingness to provide us with financing. In addition, there is no assurance that favorable market conditions will continue permit us to consummate additional securitization transactions if we determine to seek that form of financing.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material off-balance-sheet arrangements. Our Linked Transactions are comprised of MBS, associated repurchase agreements and interest receivable/payable on such accounts. The extent to which these transactions become unlinked in the future, the underlying MBS and the borrowings under repurchase agreements and associated interest income and expense will be presented on a gross basis on our consolidated balance sheet and statement of operations, prospectively. (See page 46 for information about our leverage multiple and Note 4 to the accompanying consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

AGGREGATE CONTRACTUAL OBLIGATIONS

The following table summarizes the effect on our liquidity and cash flows of contractual obligations for the principal and interest amounts due at December 31, 2012:

	Due During the Year Ending December 31,						
(In Thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Repurchase agreements	$ 8,317,370	$ 115,938	$ 319,164	$ -	$ -	$ -	$ 8,752,472
Interest expense on repurchase agreements *(1)*	30,314	10,396	3,690	-	-	-	44,400
Linked Transactions *(2)*	35,370	-	-	-	-	-	35,370
Securitized debt *(3)*	62,355	48,510	57,981	67,156	70,643	340,171	646,816
Interest expense on securitized debt *(1)*	10,843	9,983	9,545	9,180	8,595	23,820	71,966
Senior Notes *(4)*	-	-	-	-	-	100,000	100,000
Interest expense on Senior Notes *(1)*	8,000	8,000	8,000	8,000	8,000	195,911	235,911
Payable for unsettled purchases	33,479	-	-	-	-	-	33,479
Long-term lease obligations	2,381	2,382	2,397	2,552	2,522	6,094	18,328
Total	$ 8,500,112	$ 195,209	$ 400,777	$ 86,888	$ 89,760	$ 665,996	$ 9,938,742

(1) Interest expense based on the interest rate in effect at December 31, 2012.
(2) Reflect payments of principal and interest due on repurchase agreements that are a component of our Linked Transactions.
(3) Securitized debt is contractually scheduled to mature by December 2024. However, the weighted average life of the securitized debt is estimated to be 1.13 years assuming a 10.5% weighted average CPR.
(4) Senior Notes mature April 2042 but may be redeemed, in whole or in part, at any time on or after April 15, 2017.

INFLATION

Substantially all of our assets and liabilities are financial in nature. As a result, changes in interest rates and other factors impact our performance far more than does inflation. Our financial statements are prepared in accordance with GAAP and dividends are based upon net ordinary income as calculated for tax purposes. In each case, our results of operations and reported assets, liabilities and equity are measured with reference to historical cost or fair value without considering inflation.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements contain words such as "will," "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "could," "would," "may" or similar expressions.

These forward-looking statements include information about possible or assumed future results with respect to our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects, among others, may be forward-looking: changes in interest rates and the market value of our MBS; changes in the prepayment rates on the mortgage loans securing our MBS, an increase of which could result in a reduction of the yield on MBS in our portfolio and an increase of which could require us to reinvest the proceeds received by us as a result of such prepayments in MBS with lower coupons; changes in the default rates and management's assumptions regarding default rates on the mortgage loans securing our Non-Agency MBS; our ability to borrow to finance our assets and the terms, including the cost, maturity and other terms, of any such borrowings; implementation of or changes in government regulations or programs affecting our business; our estimates regarding taxable income and the timing and amount of distributions to stockholders; our ability to maintain our qualification as a REIT for federal income tax purposes; our ability to maintain our exemption from registration under the Investment Company Act, including statements regarding the concept release issued by the SEC relating to interpretive issues under the Investment Company Act with respect to the status under the Investment Company Act of certain companies that are in engaged in the business of acquiring mortgages and mortgage-related interests; and risks associated with investing in real estate assets, including changes in business conditions and the general economy. These and other risks, uncertainties and factors, including those described in the annual, quarterly and current reports that we file with the SEC, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements are based on beliefs, assumptions and expectations of our future performance, taking into account all information currently available. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. (See Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K)

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We seek to manage our risks related to interest rates, liquidity, prepayment speeds, market value and the credit quality of our assets while, at the same time, seeking to provide an opportunity to stockholders to realize attractive total returns through ownership of our capital stock. While we do not seek to avoid risk, we seek, consistent with our investment policies, to: assume risk that can be quantified from historical experience and actively manage such risk; earn sufficient returns to justify the taking of such risks; and maintain capital levels consistent with the risks that we undertake.

INTEREST RATE RISK

We invest in residential MBS on a leveraged basis. We take into account both anticipated coupon resets on our ARM-MBS and expected prepayments on all of our MBS when measuring the sensitivity of our MBS portfolio to changes in interest rates. Our Repricing Gap measures the difference between: (a) the weighted average months until the next coupon adjustment or projected prepayment on our MBS portfolio, including Non-Agency MBS underlying our Linked Transactions; and (b) the months remaining to repricing for our repurchase financings (reflecting the impact of Swaps), including repurchase financings underlying our Linked Transactions and securitized debt. A CPR is applied in order to reflect, to a certain extent, the prepayment characteristics inherent in our interest-earning assets and interest-bearing liabilities. Over the last consecutive eight quarters, ending with December 31, 2012, the monthly fair value weighted average CPR on our MBS portfolio ranged from a high of 23.6% experienced during the quarter ended March 31, 2011 to a low of 15.2% experienced during the quarter ended June 30, 2011, with an average CPR over such quarters of 17.7%.

The following table presents information at December 31, 2012 about our Repricing Gap based on contractual maturities (i.e., 0 CPR), and applying CPRs of 15%, 20% and 25% to our MBS portfolio, including MBS underlying our Linked Transactions:

CPR Assumptions	Estimated Months to Asset Reset or Expected Prepayment	Estimated Months to Liabilities Reset *(1)*	Repricing Gap in Months *(1)*
0% *(2)*	59	5	54
15%	28	5	23
20%	24	5	19
25%	21	5	16

(1) Reflects the effect of our Swaps.

(2) 0% CPR reflects only scheduled amortization and contractual maturities.

At December 31, 2012, our financing obligations under repurchase agreements and repurchase agreement borrowings underlying our Linked Transactions had a weighted average remaining contractual term of 79 days and a weighted average term to interest rate reset of 28 days, or an effective repricing period of five months, including the impact of our Swaps. Upon contractual maturity or an interest reset date, these borrowings are typically refinanced at prevailing market rates. We use Swaps and Swaptions as part of our overall interest rate risk management strategy. Such derivative financial instruments are intended to act as a hedge against future interest rate increases on our repurchase financings, which rates are typically LIBOR based.

While our derivatives do not extend the maturities of our borrowings under repurchase agreements, they do, however, in effect, lock in a fixed rate (or in the case of Swaptions, stipulate a maximum fixed rate) of interest over their term for a corresponding amount of our repurchase agreements that are hedged. For the year ended December 31, 2012, our derivatives accounted for $73.3 million, or 79 basis points, of our borrowing costs. At December 31, 2012, we had borrowings under repurchase agreements of $8.752 billion and borrowings under repurchase agreements of $35.3 million underlying Linked Transactions. At such date, we had Swaps with a notional amount of $2.520 billion with a weighted average fixed-pay rate of 2.31%, which extended 17 months on average with a maximum term of approximately 48 months. We did not own any Swaptions as of December 31, 2012.

At December 31, 2012, our Swaps were in a net unrealized loss position of $62.8 million, compared to an unrealized loss position of $114.2 million at December 31, 2011. We expect that over time the unrealized losses on our Swaps will continue to decrease, as our Swaps with higher fixed-pay rates amortize and their remaining term shortens. (See Note 4 to the accompanying consolidated financial statements, included under Item 8 on this Annual Report on Form 10-K.)

The interest rates for most of our ARM-MBS, once in their adjustable rate period, reset based on LIBOR and CMT while our borrowings, comprised of repurchase agreements and securitized debt, are generally priced off of LIBOR. While LIBOR and CMT generally move together, there can be no assurance that the movement of one index will match that of the other index and, in fact, they have at times moved inversely. The returns on our Non-Agency MBS, a significant portion of which were purchased at a discount, are impacted by the timing and amount of prepayments, credit performance and the benchmark rate to which the underlying mortgages are indexed.

We generally acquire interest-rate sensitive assets and fund them with interest-rate sensitive liabilities, a portion of which are hedged with Swaps. Our adjustable-rate assets reset on various dates that are not matched to the reset dates on our repurchase agreement borrowings. In general, the repricing of our repurchase agreements occurs more quickly, including the impact of Swaps, than the repricing of our assets. Therefore, on average, our cost of borrowings generally rises or falls more quickly in response to changes in market interest rates than would the yield on our interest-earning assets.

At December 31, 2012, MFA's $12.655 billion of Agency MBS and Non-Agency MBS, which includes MBS underlying Linked Transactions, were backed by Hybrid, adjustable and fixed-rate mortgages. Additional information about these MBS, including months to reset and three-month average CPR, is presented below:

	Agency MBS			Non-Agency MBS *(1)*			Total		
(Dollars in Thousands)	**Fair Value**	**Average Months to Reset *(2)***	**Average CPR *(3)***	**Fair Value**	**Average Months to Reset *(2)***	**Average CPR *(3)***	**Fair Value**	**Average Months to Reset *(2)***	**Average CPR *(3)***
Time to Reset:									
< 2 years *(4)*	$ 1,743,589	8	19.5 %	$ 3,124,846	5	14.5 %	$ 4,868,435	6	16.3 %
2-5 years	1,979,942	37	27.6	652,588	44	17.0	2,632,530	39	25.1
> 5 years	1,172,295	74	15.1	-	-	-	1,172,295	74	15.1
ARM-MBS Total	$ 4,895,826	36	21.9 %	$ 3,777,434	12	15.0 %	$ 8,673,260	27	19.0 %
15-year fixed	$ 2,329,634		13.0 %	$ 16,972		11.8 %	$ 2,346,606		13.0 %
30-year fixed	-		-	1,629,365		16.8	1,629,365		16.8
40-year fixed	-		-	6,222		25.5	6,222		25.5
Fixed-Rate Total	$ 2,329,634		13.0 %	$ 1,652,559		16.8 %	$ 3,982,193		14.6 %
MBS Total	$ 7,225,460		19.2 %	$ 5,429,993		15.5 %	$ 12,655,453		17.7 %

(1) Information presented based on data available at time of loan origination.
(2) Months To Reset is the number of months remaining before the coupon interest rate resets. At reset, the MBS coupon will adjust based upon the underlying benchmark interest rate index, margin and periodic or lifetime caps. The months to reset do not reflect scheduled amortization or prepayments.
(3) Average CPR weighted by positions as of the beginning of each month in the quarter.
(4) Includes floating rate MBS that may be collateralized by fixed-rate mortgages.

The information presented in the following "Shock Tables" projects the potential impact of sudden parallel changes in interest rates on our net interest income and portfolio value, including the impact of derivative hedging instruments, over the next 12 months based on the assets in our investment portfolio at December 31, 2012 and December 31, 2011. All changes in income and value are measured as the percentage change from the projected net interest income and portfolio value at the base interest rate scenario at December 31, 2012 and 2011.

December 31, 2012

Change in Interest Rates	Estimated Value of MBS *(1)*	Estimated Value of Derivative Hedging Instruments *(2)*	Estimated Value of Financial Instruments Carried at Fair Value *(3)*	Estimated Change in Fair Value	Percentage Change in Net Interest Income *(4)*	Percentage Change in Portfolio Value
(Dollars in Thousands)						
+100 Basis Point Increase	$ 12,503,450	$ (29,802)	$ 12,473,648	$ (118,975)	(7.71) %	(0.94) %
+ 50 Basis Point Increase	$ 12,586,943	$ (46,316)	$ 12,540,627	$ (51,996)	(4.00) %	(0.41) %
Actual at December 31, 2012	$ 12,655,453	$ (62,830)	$ 12,592,623	$ -	-	-
- 50 Basis Point Decrease	$ 12,708,979	$ (79,344)	$ 12,629,635	$ 37,012	(0.19) %	0.29 %
-100 Basis Point Decrease	$ 12,747,521	$ (95,858)	$ 12,651,663	$ 59,040	(5.94) %	0.47 %

December 31, 2011

Change in Interest Rates	Estimated Value of MBS *(1)*	Estimated Value of Derivative Hedging Instruments *(2)*	Estimated Value of Financial Instruments Carried at Fair Value *(3)*	Estimated Change in Fair Value	Percentage Change in Net Interest Income *(4)*	Percentage Change in Portfolio Value
(Dollars in Thousands)						
+100 Basis Point Increase	$ 11,026,210	$ (58,039)	$ 10,968,171	$ (56,581)	(11.03) %	(0.51) %
+ 50 Basis Point Increase	$ 11,090,070	$ (86,116)	$ 11,003,954	$ (20,798)	(5.38) %	(0.19) %
Actual at December 31, 2011	$ 11,138,946	$ (114,194)	$ 11,024,752	$ -	-	-
- 50 Basis Point Decrease	$ 11,172,838	$ (142,271)	$ 11,030,567	$ 5,815	2.48 %	0.05 %
-100 Basis Point Decrease	$ 11,191,746	$ (170,348)	$ 11,021,398	$ (3,354)	0.02 %	(0.03) %

(1) Includes linked MBS that are reported as a component of our Linked Transactions on our consolidated balance sheet. Such MBS may not be linked in future periods.
(2) At December 31, 2012, reflects the estimated fair value of Swaps. At December 31, 2011, reflects the estimated fair value of Swaps and Swaptions.
(3) Does not include cash investments, which typically have overnight maturities and are not expected to change in value as interest rates change.
(4) Includes underlying interest income and interest expense associated with MBS and repurchase agreement borrowings underlying our Linked Transactions. Such MBS and repurchase agreements may not be linked in future periods.

Certain assumptions have been made in connection with the calculation of the information set forth in the Shock Tables and, as such, there can be no assurance that assumed events will occur or that other events will not occur that would affect the outcomes. The base interest rate scenario assumes interest rates at December 31, 2012 and December 31, 2011. The analysis presented utilizes assumptions and estimates based on management's judgment and experience. Furthermore, while we generally expect to retain such assets and the associated interest rate risk to maturity, future purchases and sales of assets could materially change our interest rate risk profile. It should be specifically noted that the information set forth in the above tables and all related disclosure constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ significantly from those estimated in the Shock Tables above.

The Shock Tables quantify the potential changes in net interest income and portfolio value, which includes the value of our derivative hedging instruments (which are carried at fair value), should interest rates immediately change (i.e., are shocked). The Shock Tables present the estimated impact of interest rates instantaneously rising 50 and 100 basis points, and falling 50 and 100 basis points. The cash flows associated with our portfolio of MBS for each rate shock are calculated based on assumptions, including, but not limited to, prepayment speeds, yield on replacement assets, the slope of the yield curve and composition of our portfolio. Assumptions made on the interest rate sensitive liabilities, which are assumed to be repurchase financings and securitized debt, include anticipated interest rates, collateral requirements as a percent of the repurchase agreement, amount and term of borrowing.

Given the low level of interest rates at December 31, 2012 and December 31, 2011, we applied a floor of 0% for all anticipated interest rates included in our assumptions. Due to this floor, it is anticipated that any hypothetical interest rate shock decrease would have a limited positive impact on our funding costs; however, because prepayments speeds are unaffected by this floor, it is expected that any increase in our prepayment speeds (occurring as a result of any interest rate shock decrease or otherwise) could result in an acceleration of our premium amortization on our Agency MBS and discount accretion on our Non-Agency MBS and the reinvestment of principal repayments in lower yielding assets. As a result, because the presence of this floor limits the positive impact of any interest rate decrease on our funding costs, hypothetical interest rate shock decreases could cause the fair value of our financial instruments and our net interest income to decline.

At December 31, 2012, the impact on portfolio value was approximated using a calculated effective duration (i.e., the price sensitivity to changes in interest rates), including the effect of derivative hedging instruments, of 0.70, which is the weighted average of 1.69 for our Agency MBS, (1.34) for our derivative hedging instruments and zero for our Non-Agency MBS, and expected convexity (i.e., the approximate change in duration relative to the change in interest rates) of (0.47), which is the weighted average of (0.83) for our Agency MBS, zero for our derivative hedging instruments and zero for our Non-Agency MBS. At December 31, 2011, we used a calculated effective duration of 0.24 and expected convexity of (0.54). Because the expected yields on our Non-Agency MBS are significantly greater than the expected yields on non-credit sensitive assets, we believe that changes in Non-Agency MBS prices are generally not highly correlated to changes in market interest rates and are more significantly impacted by general economic conditions and housing specific performance. The impact on our net interest income is driven mainly by the difference between portfolio yield and cost of funding of our repurchase agreements (including those underlying our Linked Transactions), which includes the cost and/or benefit from derivative hedging instruments. Our asset/liability structure is generally such that an increase in interest rates would be expected to result in a decrease in net interest income, as our borrowings are generally shorter in term than our interest-earning assets. When interest rates are shocked, prepayment assumptions are adjusted based on management's expectations along with the results from the prepayment model.

MARKET VALUE RISK

Our MBS are designated as "available-for-sale" and, as such, are reported at their fair value. The difference between amortized cost and fair value of our MBS is reflected in accumulated other comprehensive income/(loss), a component of Stockholders' Equity, except that credit related impairments that are identified as other-than-temporary are recognized through earnings. Changes in the fair value of our Linked Transactions are reported in earnings. At December 31, 2012, our investment portfolio was comprised of Agency MBS and Non-Agency MBS. While changes in the fair value of our Agency MBS are generally not credit-related, changes in the fair value of our Non-Agency MBS and Linked Transactions may reflect both market and interest rate conditions as well as credit risk. At December 31, 2012, our Non-Agency MBS had a fair value of $5.382 billion and an amortized cost of $4.758 billion, comprised of gross unrealized gains of $630.2 million and gross unrealized losses of $6.3 million. At December 31, 2012, our Linked Transactions included MBS with a fair value of $47.8 million, including net unrealized gains of $4.0 million, which have been reflected through earnings to date as a component of unrealized net gains and net interest income from Linked Transactions.

Generally, in a rising interest rate environment, the fair value of our MBS would be expected to decrease; conversely, in a decreasing interest rate environment, the fair value of such MBS would be expected to increase. If the fair value of our MBS collateralizing our repurchase agreements decreases, we may receive margin calls from our repurchase agreement counterparties for additional MBS collateral or cash due to such decline. If such margin calls are not met, our lender could liquidate the securities collateralizing our repurchase agreements with such lender, potentially resulting in a loss to us. To avoid forced liquidations, we could apply a strategy of reducing borrowings and assets, by selling assets or not replacing securities as they amortize and/or prepay. Such an action would likely reduce our interest income, interest expense and net income, the extent of which would be dependent on the level of reduction in assets and liabilities as well as the price at which such assets are sold. Such a decrease in our net interest income could negatively impact cash available for dividend distributions, which in turn could reduce the market price of our issued and outstanding common stock and preferred stock.

In evaluating our asset/liability management and Non-Agency MBS credit performance, we consider the credit characteristics underlying our Non-Agency MBS, including those that are a component of our Linked Transactions. The following table presents certain information about our Non-Agency MBS portfolio and Non-Agency MBS underlying our Linked Transactions at December 31, 2012. Information presented with respect to weighted average loan to value, weighted average Fair Isaac Corporation (or FICO) scores and other information aggregated based on information reported at the time of mortgage origination are historical and, as such, does not reflect the impact of the general decline in home prices or changes in a borrower's credit score or the current use of the mortgaged property.

The information in the table below is presented as of December 31, 2012:

	Securities with Average Loan FICO of 715 or Higher(1)			Securities with Average Loan FICO Below 715(1)			
Year of Securitization (2)	**2007**	**2006**	**2005 and Prior**	**2007**	**2006**	**2005 and Prior**	**Total**
(Dollars in Thousands)							
Number of securities	100	97	106	15	29	49	396
MBS current face	$ 2,181,421	$ 1,485,637	$ 1,450,667	$ 196,548	$ 584,256	$ 663,308	$ 6,561,837
Total purchase discounts, net	$ (551,549)	$ (438,398)	$ (291,168)	$ (86,936)	$ (225,923)	$ (165,746)	$ (1,759,720)
Purchase discount designated as Credit Reserve and OTTI (3)	$ (477,682)	$ (316,657)	$ (186,377)	$ (66,298)	$ (218,823)	$ (120,720)	$ (1,386,557)
Purchase discount designated as Credit Reserve and OTTI as percentage of current face	21.9 %	21.3 %	12.8 %	33.7 %	37.5 %	18.2 %	21.1 %
MBS amortized cost	$ 1,629,872	$ 1,047,239	$ 1,159,499	$ 109,612	$ 358,333	$ 497,562	$ 4,802,117
MBS fair value	$ 1,818,747	$ 1,209,535	$ 1,265,762	$ 141,139	$ 416,843	$ 577,967	$ 5,429,993
Weighted average fair value to current face	83.4 %	81.4 %	87.3 %	71.8 %	71.3 %	87.1 %	82.8 %
Weighted average coupon (4)	4.75 %	4.38 %	3.64 %	3.61 %	4.45 %	4.36 %	4.32 %
Weighted average loan age (months) (4) (5)	69	78	92	71	80	93	80
Weighted average current loan size (4) (5)	$ 552	$ 525	$ 358	$ 461	$ 288	$ 308	$ 452
Percentage amortizing (6)	37 %	45 %	66 %	44 %	55 %	64 %	50 %
Weighted average FICO score at origination (4) (7)	734	729	728	702	704	706	725
Owner-occupied loans	88.7 %	89.2 %	86.3 %	82.7 %	83.7 %	84.8 %	87.3 %
Rate-term refinancings	26.9 %	19.0 %	16.0 %	18.8 %	16.2 %	13.7 %	20.2 %
Cash-out refinancings	33.0 %	32.9 %	26.0 %	40.7 %	39.9 %	37.7 %	32.8 %
3 Month CPR (5)	17.9 %	15.6 %	14.7 %	17.7 %	16.0 %	14.0 %	16.1 %
3 Month CRR (5) (8)	9.3 %	7.2 %	7.9 %	4.8 %	5.5 %	8.1 %	7.9 %
3 Month CDR (5) (8)	7.7 %	8.5 %	5.7 %	11.0 %	10.5 %	5.1 %	7.5 %
3 Month loss severity	46.0 %	49.4 %	51.2 %	49.6 %	62.0 %	53.4 %	50.4 %
60+ days delinquent (7)	19.1 %	18.9 %	15.4 %	27.7 %	27.1 %	19.8 %	19.3 %
Percentage of always current borrowers (Lifetime) (9)	52.5 %	50.9 %	56.4 %	36.2 %	34.0 %	42.0 %	49.8 %
Percentage of always current borrowers (12M) (10)	69.3 %	69.6 %	74.5 %	57.6 %	57.1 %	64.8 %	68.6 %
Weighted average credit enhancement (7) (11)	0.9 %	1.9 %	6.4 %	0.8 %	1.5 %	8.6 %	3.2 %

(1) FICO score is used by major credit bureaus to indicate a borrower's creditworthiness at time of loan origination.

(2) Information presented based on the initial year of securitization of the underlying collateral. Certain of our Non-Agency MBS have been resecuritized. The historical information presented in the table is based on the initial securitization date and data available at the time of original securitization (and not the date of resecuritization). No information has been updated with respect to any MBS that have been resecuritized.

(3) Purchase discounts designated as Credit Reserve and OTTI are not expected to be accreted into interest income.

(4) Weighted average is based on MBS current face at December 31, 2012.

(5) Information provided is based on loans for individual groups owned by us.

(6) Percentage of face amount for which the original mortgage note contractually calls for principal amortization in the current period.

(7) Information provided is based on loans for all groups that provide credit enhancement for MBS with credit enhancement.

(8) CRR represents voluntary prepayments and CDR represents involuntary prepayments.

(9) Percentage of face amount of loans for which the borrower has not been delinquent since origination.

(10) Percentage of face amount of loans for which the borrower has not been delinquent in the last twelve months.

(11) Credit enhancement for a particular security is expressed as a percentage of all outstanding mortgage loan collateral. A particular security will not be subject to principal loss as long as its credit enhancement is greater than zero. As of December 31, 2012, a total of 185 Non-Agency MBS in our portfolio representing approximately $3.437 billion or 52% of the current face amount of the portfolio had no credit enhancement.

The mortgages securing our Non-Agency MBS are located in many geographic regions across the United States. The following table presents the six largest geographic concentrations of the mortgages collateralizing our Non-Agency MBS, including Non-Agency MBS underlying our Linked Transactions, at December 31, 2012:

Property Location	Percent
Southern California	28.4 %
Northern California	17.8 %
Florida	7.9 %
New York	5.3 %
Virginia	3.7 %
New Jersey	3.2 %

LIQUIDITY RISK

The primary liquidity risk for us arises from financing long-maturity assets with shorter-term borrowings primarily in the form of repurchase agreements. We pledge MBS and cash to secure our repurchase agreements, including repurchase agreements that are reported as a component to our Linked Transactions, and Swaps. At December 31, 2012, we had a Cushion of $896.2 million available to meet potential margin calls, comprised of cash and cash equivalents of $401.3 million, unpledged Agency MBS of $473.7 million and Agency MBS with a fair value of $21.2 million pledged in excess of contractual requirements. In addition, at December 31, 2012, we had unpledged Non-Agency MBS with a fair value of $399.8 million and Non-Agency MBS with a fair value of $274.5 million pledged in excess of contractual requirements. Should the value of our MBS pledged as collateral suddenly decrease, margin calls relating to our repurchase agreements could increase, causing an adverse change in our liquidity position. As such, we cannot be assured that we will always be able to roll over our repurchase agreements. Further, should market liquidity tighten, our repurchase agreement counterparties may increase our margin requirements on new financings, including repurchase agreement borrowings that we roll with the same counterparty, reducing our ability to use leverage.

CREDIT RISK

Although we do not believe that we are exposed to credit risk in our Agency MBS portfolio, we are exposed to credit risk in our Non-Agency MBS portfolio. In the event of the return of less than 100% of par on our Non-Agency MBS, credit support contained in the MBS deal structures and the discount purchase prices we paid mitigate our risk of loss on these investments. Over time, we expect the level of credit support remaining in MBS deal structures to decrease, which will result in an increase in the amount of realized credit loss experienced by our Non-Agency MBS portfolio. Our Non-Agency investment process involves analysis focused primarily on quantifying and pricing credit risk. When we purchase Non-Agency MBS, we assign certain assumptions to each of the MBS, including but not limited to, future interest rates, voluntary prepayment rates, mortgage modifications, default rates and loss severities, and generally allocate a portion of the purchase discount as a Credit Reserve which provides credit protection for such securities. As part of our surveillance process, we review our Non-Agency MBS by tracking their actual performance compared to the security's expected performance at purchase or, if we have modified our original purchase assumptions, compared to our revised performance expectations. To the extent that actual performance of a Non-Agency MBS is less favorable than the expected performance of the security, we may revise our performance expectations. As a result, we could reduce the accretable discount on such security and/or recognize an other-than-temporary impairment through earnings, which could have a material adverse impact on our operating results. In addition, as discussed in Part I, Item 1A., "Risk Factors," and in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report on Form 10-K, we are potentially exposed to repurchase agreement counterparties should they default on their obligations and we are unable to recover any excess collateral pledged to them.

PREPAYMENT AND REINVESTMENT RISK

Premiums arise when we acquire MBS at a price in excess of the principal balance of the mortgages securing such MBS (i.e., par value). Conversely, discounts arise when we acquire MBS at a price below the principal balance of the mortgages securing such MBS. Premiums paid on our MBS are amortized against interest income and accretable purchase discounts on our MBS are accreted to interest income. Purchase premiums on our MBS, which are primarily carried on our Agency MBS, are amortized against interest income over the life of each security using the effective yield method, adjusted for actual prepayment activity. An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the yield/interest income earned on such assets. Generally, if prepayments on our Non-Agency MBS are less than anticipated, we expect that the income recognized on such assets would be reduced and impairments could result.

Item 8. Financial Statements and Supplementary Data.
Index to Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	72
Financial Statements:	
Consolidated Balance Sheets at December 31, 2012 and December 31, 2011	74
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	75
Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2012, 2011 and 2010	76
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010	77
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	78
Notes to the Consolidated Financial Statements	79

Financial statement schedules are omitted because the required information is not applicable or deemed not material, or the required information is included in the consolidated financial statements and/or notes thereto.

Financial statements of subsidiaries have been omitted because such entities do not individually or in the aggregate exceed the 20% threshold under either the investment or income tests. The Company owns 100% of each of its subsidiaries.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MFA Financial, Inc.:

We have audited the accompanying consolidated balance sheets of MFA Financial, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2013 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
March 6, 2013

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of
MFA Financial, Inc.:

We have audited the accompanying consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity, and cash flows of MFA Financial, Inc. (the Company) for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations, comprehensive income/(loss), and cash flows of MFA Financial, Inc. for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York
February 14, 2011

MFA FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Per Share Amounts)	December 31, 2012	December 31, 2011
Assets:		
Mortgage-backed securities ("MBS"):		
Agency MBS, at fair value ($6,747,299 and $6,666,963 pledged as collateral, respectively)	$ 7,225,460	$ 7,137,531
Non-Agency MBS, at fair value ($1,602,953 and $692,534 pledged as collateral, respectively)	2,762,006	1,492,376
Non-Agency MBS transferred to consolidated variable interest entities ("VIEs") *(1)*	2,620,159	2,283,070
Securities obtained and pledged as collateral, at fair value	408,833	306,401
Cash and cash equivalents	401,293	394,022
Restricted cash	5,016	15,502
MBS linked transactions, net ("Linked Transactions"), at fair value	12,704	55,801
Interest receivable	44,033	42,837
Derivative hedging instruments, at fair value	203	26
Goodwill	7,189	7,189
Prepaid and other assets	30,654	15,879
Total Assets	$ 13,517,550	$ 11,750,634
Liabilities:		
Repurchase agreements	$ 8,752,472	$ 7,813,159
Securitized debt *(2)*	646,816	875,520
Obligation to return securities obtained as collateral, at fair value	508,827	306,401
8% Senior Notes due 2042 ("Senior Notes")	100,000	-
Accrued interest payable	16,104	9,112
Derivative hedging instruments, at fair value	63,034	114,220
Dividends and dividend equivalents rights ("DERs") payable	72,222	97,525
Payable for unsettled purchases	33,479	27,056
Excise tax and interest payable	7,500	-
Accrued expenses and other liabilities	6,090	9,881
Total Liabilities	$ 10,206,544	$ 9,252,874
Commitments and contingencies (Note 10)		
Stockholders' Equity:		
Preferred stock, $.01 par value; Series A 8.50% cumulative redeemable; 5,000 shares authorized; 3,840 shares issued and outstanding ($96,000 aggregate liquidation preference)	$ 38	$ 38
Common stock, $.01 par value; 895,000 shares authorized; 357,546 and 356,112 shares issued and outstanding, respectively	3,575	3,561
Additional paid-in capital, in excess of par	2,805,724	2,795,925
Accumulated deficit	(260,308)	(243,061)
Accumulated other comprehensive income/(loss)	761,977	(58,703)
Total Stockholders' Equity	$ 3,311,006	$ 2,497,760
Total Liabilities and Stockholders' Equity	$ 13,517,550	$ 11,750,634

(1) Non-Agency MBS transferred to consolidated VIEs represent assets of consolidated VIEs that can be used only to settle the obligations of each respective VIE.

(2) Securitized Debt represents third-party liabilities of consolidated VIEs and excludes liabilities of the VIEs acquired by the Company that eliminate on consolidation. The third-party beneficial interest holders in the VIEs have no recourse to the general credit of the Company. (See Notes 10 and 15 for further discussion.)

The accompanying notes are an integral part of the consolidated financial statements.

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)	For the Year Ended December 31, 2012	2011	2010
Interest Income:			
Agency MBS	$ 196,058	$ 241,994	$ 250,602
Non-Agency MBS	134,901	101,054	127,070
Non-Agency MBS transferred to consolidated VIEs	168,071	153,563	13,281
Cash and cash equivalent investments	127	136	385
Interest Income	$ 499,157	$ 496,747	$ 391,338
Interest Expense:			
Repurchase agreements	$ 148,767	$ 137,739	$ 144,212
Securitized debt	17,106	11,672	913
Senior Notes	5,797	-	-
Total Interest Expense	$ 171,670	$ 149,411	$ 145,125
Net Interest Income	$ 327,487	$ 347,336	$ 246,213
Other-Than-Temporary Impairments:			
Total other-than-temporary impairment losses	$ (879)	$ (45,144)	$ (6,042)
Portion (reclassified from)/recognized in other comprehensive income/(loss)	(321)	34,574	(6,235)
Net Impairment Losses Recognized in Earnings	$ (1,200)	$ (10,570)	$ (12,277)
Other Income, net:			
Unrealized net gains and net interest income from Linked Transactions	$ 12,610	$ 3,015	$ 53,762
Gain on sales of MBS	9,001	6,730	33,739
Revenue from operations of real estate held-for-sale	-	1,566	1,464
Loss on termination of repurchase agreements	-	-	(26,815)
Gain on sale of properties, net	-	430	-
Other, net	10	(914)	-
Other Income, net	$ 21,621	$ 10,827	$ 62,150
Operating and Other Expense:			
Compensation and benefits	$ 22,089	$ 18,959	$ 16,092
Other general and administrative expense	11,480	11,250	8,571
Excise tax and interest	7,500	-	-
Real estate held-for-sale operating expense	-	970	1,661
Operating and Other Expense	$ 41,069	$ 31,179	$ 26,324
Net Income	$ 306,839	$ 316,414	$ 269,762
Less: Preferred Stock Dividends	8,160	8,160	8,160
Net Income Available to Common Stock and Participating Securities	$ 298,679	$ 308,254	$ 261,602
Earnings per Common Share - Basic and Diluted	$ 0.83	$ 0.90	$ 0.93

The accompanying notes are an integral part of the consolidated financial statements.

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Year Ended December 31,		
(In Thousands)	2012	2011	2010
Net Income	$ 306,839	$ 316,414	$ 269,762
Other Comprehensive Income/(Loss):			
Unrealized (loss)/gain on Agency MBS, net	(7,820)	61,149	(59,644)
Unrealized gain/(loss) on Non-Agency MBS, net	785,830	(381,410)	167,732
Reclassification adjustment for MBS sales included in net income	(7,493)	(7,500)	(41,459)
Reclassification adjustment for other-than-temporary impairments included in net income	(1,200)	(10,570)	(12,277)
Unrealized gain on derivative hedging instruments, net	51,363	24,948	13,321
Other Comprehensive Income/(Loss)	820,680	(313,383)	67,673
Comprehensive Income before preferred stock dividends	$ 1,127,519	$ 3,031	$ 337,435
Dividends declared on preferred stock	(8,160)	(8,160)	(8,160)
Comprehensive Income/(Loss) Available to Common Stock and Participating Securities	$ 1,119,359	$ (5,129)	$ 329,275

The accompanying notes are an integral part of the consolidated financial statements.

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	For the Year Ended December 31,					
	2012		2011		2010	
(In Thousands, Except Per Share Amounts)	Dollars	Shares	Dollars	Shares	Dollars	Shares
Preferred Stock, Series A 8.50% Cumulative Redeemable – Liquidation Preference $25.00 per Share:						
Balance at beginning and end of year	$ 38	3,840	$ 38	3,840	$ 38	3,840
Common Stock, Par Value $.01:						
Balance at beginning of year	$ 3,561	356,112	$ 2,805	280,481	$ 2,801	280,078
Issuance of common stock *(1)*	30	2,966	756	75,631	4	403
Repurchase of shares of common stock *(1)*	(16)	(1,532)	-	-	-	-
Balance at end of year	$ 3,575	357,546	$ 3,561	356,112	$ 2,805	280,481
Additional Paid-in Capital, in excess of Par:						
Balance at beginning of year	$ 2,795,925		$ 2,184,493		$ 2,180,605	
Issuance of common stock, net of expenses *(1)*	15,432		607,047		605	
Shares issued for common stock option exercises	35		-		-	
Equity-based compensation expense	6,488		4,385		3,283	
Repurchase of shares of common stock *(1)*	(12,156)		-		-	
Balance at end of year	$ 2,805,724		$ 2,795,925		$ 2,184,493	
Accumulated Deficit:						
Balance at beginning of year	$ (243,061)		$ (191,569)		$ (202,189)	
Net income	306,839		316,414		269,762	
Dividends declared on common stock	(314,553)		(358,104)		(250,079)	
Dividends declared on preferred stock	(8,160)		(8,160)		(8,160)	
Dividends attributable to DERs	(1,373)		(1,642)		(903)	
Balance at end of year	$ (260,308)		$ (243,061)		$ (191,569)	
Accumulated Other Comprehensive Income/(Loss):						
Balance at beginning of year	$ (58,703)		$ 254,680		$ 187,007	
Change in unrealized gains/(losses) on MBS, net	769,317		(338,331)		54,352	
Change in unrealized gains on derivative hedging instruments, net	51,363		24,948		13,321	
Balance at end of year	$ 761,977		$ (58,703)		$ 254,680	
Total Stockholders' Equity at end of the year	$ 3,311,006		$ 2,497,760		$ 2,250,447	

(1) For the year ended December 31, 2012, includes approximately $9.7 million (1,240,291 shares) repurchased through the Company's publicly announced stock repurchase program and approximately $2.5 million (291,803 shares) surrendered for tax purposes related to equity-based compensation awards.

The accompanying notes are an integral part of the consolidated financial statements.

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)	For the Year Ended December 31, 2012	2011	2010
Cash Flows From Operating Activities:			
Net income	$ 306,839	$ 316,414	$ 269,762
Adjustments to reconcile net income to net cash provided by operating activities:			
Gains on sale of MBS	(9,001)	(6,730)	(33,739)
Losses on termination of repurchase agreements	-	-	26,815
Other-than-temporary impairment charges	1,200	10,570	12,277
Accretion of purchase discounts on MBS	(38,263)	(42,419)	(35,053)
Amortization of purchase premiums on MBS	52,298	38,466	40,830
Depreciation and amortization on real estate and other assets	3,534	2,664	730
Gain on sale of real estate	-	(430)	-
Equity-based compensation expense	6,488	4,385	3,283
Unrealized (gains)/losses and other on Linked Transactions	(9,593)	14,855	(34,366)
(Decrease)/increase in interest receivable	(1,160)	(4,622)	3,560
(Increase)/decrease in prepaid and other assets	(12,767)	783	(509)
Increase/(decrease) in accrued expenses, other liabilities, and excise tax and interest	3,820	(632)	(2,385)
Increase/(decrease) in accrued interest payable on financial instruments	6,992	1,105	(5,267)
Net cash provided by operating activities	$ 310,387	$ 334,409	$ 245,938
Cash Flows From Investing Activities:			
Principal payments on MBS	$ 2,671,137	$ 2,291,153	$ 3,090,876
Proceeds from sale of MBS and U.S. Treasury securities	268,859	150,630	939,119
Purchases of MBS	(3,589,981)	(4,834,169)	(3,114,178)
Proceeds from sale of real estate	-	11,370	-
Additions to leasehold improvements, furniture, fixtures and real estate investment	(443)	(2,343)	(438)
Net cash (used in)/provided by investing activities	$ (650,428)	$ (2,383,359)	$ 915,379
Cash Flows From Financing Activities:			
Principal payments on repurchase agreements	$ (63,237,681)	$ (54,050,542)	$ (50,150,577)
Proceeds from borrowings under repurchase agreements	64,176,994	55,824,734	48,867,927
Proceeds from issuance of securitized debt	186,691	963,255	246,307
Principal payments on securitized debt	(415,395)	(308,668)	(25,374)
Payments to terminate repurchase agreements	-	-	(26,815)
Payments made for resecuritization related costs	(1,814)	(6,981)	(3,154)
Proceeds from issuance of Senior Notes	100,000	-	-
Payments made for Senior Notes related costs	(3,415)	-	-
Cash disbursements on financial instruments underlying Linked Transactions	(585,393)	(2,327,609)	(1,824,496)
Cash received from financial instruments underlying Linked Transactions	462,889	1,710,520	1,697,517
Payments made for margin calls on repurchase agreements and interest rate swaps ("Swaps")	(2,390)	(19,361)	(435,797)
Proceeds from reverse margin calls on repurchase agreements and Swaps	12,890	42,914	461,850
Payment made to purchase interest rate swaption ("Swaption")	-	(915)	-
Proceeds from issuances of common stock	13,038	607,803	609
Payments made to repurchase common stock	(9,713)	-	-
Dividends paid on preferred stock	(8,160)	(8,160)	(8,160)
Dividends paid on common stock and DERs	(341,229)	(329,261)	(260,228)
Principal amortization and prepayment on mortgage loan	-	-	(9,143)
Net cash provided by/(used in) financing activities	$ 347,312	$ 2,097,729	$ (1,469,534)
Net increase/(decrease) in cash and cash equivalents	$ 7,271	$ 48,779	$ (308,217)
Cash and cash equivalents at beginning of period	$ 394,022	$ 345,243	$ 653,460
Cash and cash equivalents at end of period	$ 401,293	$ 394,022	$ 345,243
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 161,657	$ 148,306	$ 150,692
Noncash investing and financing activities:			
MBS recorded upon de-linking of Linked Transactions	$ 175,194	$ 773,046	$ 146,535
Repurchase agreements recorded upon de-linking of Linked Transactions	$ -	$ 46,698	$ 79,092
Securities obtained as collateral	$ 202,432	$ 306,401	$ -
Dividends and DERs declared and unpaid	$ 72,222	$ 97,525	$ 67,040

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization

MFA Financial, Inc. (the "Company") was incorporated in Maryland on July 24, 1997 and began operations on April 10, 1998. The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes. In order to maintain its qualification as a REIT, the Company must comply with a number of requirements under federal tax law, including that it must distribute at least 90% of its annual REIT taxable income to its stockholders. (See Note 11)

2. Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's estimates contemplate current conditions and how it expects them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially impact the Company's results of operations and its financial condition. Management has made significant estimates in several areas, including other-than-temporary impairment ("OTTI") on Agency and Non-Agency MBS (Note 3), valuation of Agency and Non-Agency MBS (Notes 3 and 14), derivative hedging instruments (Notes 4 and 14) and income recognition on certain Non-Agency MBS purchased at a discount (Note 3). In addition, estimates are used in the determination of taxable income used in the assessment of REIT compliance and contingent liabilities for related taxes, penalties and interest (Note 2 (m)). Actual results could differ from those estimates.

The consolidated financial statements of the Company include the accounts of all subsidiaries; significant intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation.

(b) Agency and Non-Agency MBS (including Non-Agency MBS transferred to a consolidated VIE)

The Company has investments in residential MBS that are issued or guaranteed as to principal and/or interest by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or any agency of the U.S. Government, such as Ginnie Mae (collectively, "Agency MBS"), and residential MBS that are not guaranteed by any U.S. Government agency or any federally chartered corporation ("Non-Agency MBS"), as described in Note 3.

Designation

The Company generally intends to hold its MBS until maturity; however, from time to time, it may sell any of its securities as part of the overall management of its business. As a result, all of the Company's MBS are designated as "available-for-sale" and, accordingly, are carried at their fair value with unrealized gains and losses excluded from earnings (except when an OTTI is recognized, as discussed below) and reported in accumulated other comprehensive income/(loss), a component of stockholders' equity.

Upon the sale of an investment security, any unrealized gain or loss is reclassified out of accumulated other comprehensive income/(loss) to earnings as a realized gain or loss using the specific identification method.

Revenue Recognition, Premium Amortization and Discount Accretion

Interest income on securities is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts associated with Agency MBS and Non-Agency MBS rated AA and higher at the time of purchase are amortized into interest income over the life of such securities using the effective yield method. Adjustments to premium amortization are made for actual prepayment activity.

Interest income on the Non-Agency MBS that were purchased at a discount to par value and/or are considered to be of less than high credit quality is recognized based on the security's effective interest rate. The effective interest rate on these securities is based on management's estimate from each security of the projected cash flows, which are estimated based on the Company's observation of current information and events and include assumptions related to fluctuations in interest rates, prepayment speeds and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on these securities or in the recognition of OTTIs. (See Note 3)

Based on the projected cash flows from the Company's Non-Agency MBS purchased at a discount to par value, a portion of the purchase discount may be designated as non-accretable purchase discount ("Credit Reserve"), which effectively mitigates the Company's risk of loss on the mortgages collateralizing such MBS and is not expected to be accreted into interest income. The amount designated as Credit Reserve may be adjusted over time, based on the actual performance of the security, its underlying collateral, actual and projected cash flow from such collateral, economic conditions and other factors. If the performance of a security with a Credit Reserve is more favorable than forecasted, a portion of the amount designated as Credit Reserve may be reallocated to accretable discount and recognized into interest income over time. Conversely, if the performance of a security with a Credit Reserve is less favorable than forecasted, the amount designated as Credit Reserve may be increased, or impairment charges and write-downs of such securities to a new cost basis could result.

Determination of MBS Fair Value

In determining the fair value of the Company's MBS, management considers a number of observable market data points, including prices obtained from pricing services, brokers and repurchase agreement counterparties, dialogue with market participants, as well as management's observations of market activity. (See Note 14)

Impairments/OTTI

When the fair value of an investment security is less than its amortized cost at the balance sheet date, the security is considered impaired. The Company assesses its impaired securities on at least a quarterly basis and designates such impairments as either "temporary" or "other-than-temporary." If the Company intends to sell an impaired security, or it is more likely than not that it will be required to sell the impaired security before its anticipated recovery, then the Company must recognize an OTTI through charges to earnings equal to the entire difference between the investment's amortized cost and its fair value at the balance sheet date. If the Company does not expect to sell an other-than-temporarily impaired security, only the portion of the OTTI related to credit losses is recognized through charges to earnings with the remainder recognized through other accumulated comprehensive income/(loss) on the consolidated balance sheet. Impairments recognized through other comprehensive income/(loss) do not impact earnings. Following the recognition of an OTTI through earnings, a new cost basis is established for the security and may not be adjusted for subsequent recoveries in fair value through earnings. However, OTTIs recognized through charges to earnings may be accreted back to the amortized cost basis of the security on a prospective basis through interest income. The determination as to whether an OTTI exists and, if so, the amount of credit impairment recognized in earnings is subjective, as such determinations are based on factual information available at the time of assessment as well as the Company's estimates of the future performance and cash flow projections. As a result, the timing and amount of OTTIs constitute material estimates that are susceptible to significant change. (See Note 3)

Non-Agency MBS that are purchased at significant discounts to par and/or are otherwise assessed to be of less than high credit quality on which impairments are recognized have experienced, or are expected to experience, credit-related adverse cash flow changes. The Company's estimate of cash flows for its Non-Agency MBS is based on its review of the underlying mortgage loans securing the MBS. The Company considers information available about the past and expected future performance of underlying mortgage loans, including timing of expected future cash flows, prepayment rates, default rates, loss severities, delinquency rates, percentage of non-performing loans, Fair Isaac Corporation ("FICO") scores at loan origination, year of origination, loan-to-value ratios, geographic concentrations, as well as reports by credit rating agencies, such as Moody's Investors Services, Inc. ("Moody's"), Standard & Poor's Corporation ("S&P"), or Fitch, Inc. (collectively, "Rating Agencies"), general market assessments, and dialogue with market participants. As a result, significant judgment is used in the Company's analysis to determine the expected cash flows for its Non-Agency MBS. In determining the OTTI related to credit losses for securities that were purchased at significant discounts to par and/or are considered to be of less than high credit quality, the Company compares the present value of the remaining cash flows expected to be collected at the purchase date (or last date previously revised) against the present value of the cash flows expected to be collected at the current financial reporting date. The discount rate used to calculate the present value of expected future cash flows is the current yield used for income recognition purposes. Impairment assessment for Non-Agency MBS that were purchased at prices close to par and are considered to be of high credit quality involves comparing the present value of the remaining cash flows expected to be collected against the amortized cost of the security at the assessment date. The discount rate used to calculate the present value of the expected future cash flows is based on the instrument's effective interest rate.

Balance Sheet Presentation

The Company's MBS pledged as collateral against repurchase agreements and Swaps are included in MBS on the consolidated balance sheet with the fair value of the MBS pledged disclosed parenthetically. Purchases and sales of securities are recorded on the trade date. However, if on the purchase settlement date, a repurchase agreement is used to finance the purchase of an MBS with the same counterparty and such transactions are determined to be linked, then the MBS and linked repurchase borrowing will be reported on the same settlement date as Linked Transactions. (See Notes 2(n) and 4)

(c) Securities Obtained and Pledged as Collateral/Obligation to Return Securities Obtained as Collateral

The Company has obtained securities as collateral under collateralized financing arrangements in connection with its financing strategy for Non-Agency MBS. Securities obtained as collateral in connection with these transactions are recorded on the Company's consolidated balance sheet as an asset along with a liability representing the obligation to return the collateral obtained, at fair value. While beneficial ownership of securities obtained remains with the counterparty, the Company has the right to sell the collateral obtained or to pledge it as part of a subsequent collateralized financing transaction. (See Note 2(i) for Repurchase Agreements and Reverse Repurchase Agreements)

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with financial institutions and investments in money market funds, all of which have original maturities of three months or less. Cash and cash equivalents may also include cash pledged as collateral to the Company by its repurchase agreement and/or Swap counterparties as a result of reverse margin calls (i.e., margin calls made by the Company). The Company did not hold any cash pledged by its counterparties at December 31, 2012 or December 31, 2011. At December 31, 2012, all of the Company's cash investments were comprised of overnight money market funds, which are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. (See Notes 8 and 14)

(e) Restricted Cash

Restricted cash represents the Company's cash held by its counterparties as collateral against the Company's Swaps and/or repurchase agreements. Restricted cash, which earns interest, is not available to the Company for general corporate purposes, but may be applied against amounts due to counterparties to the Company's repurchase agreements and/or Swaps, or returned to the Company when the collateral requirements are exceeded or at the maturity of the Swap or repurchase agreement. The Company had aggregate restricted cash held as collateral against its Swaps of $5.0 million and $15.5 million at December 31, 2012 and December 31, 2011, respectively. (See Notes 4, 7, 8 and 14)

(f) Goodwill

At December 31, 2012 and December 31, 2011, the Company had goodwill of $7.2 million, which represents the unamortized portion of the excess of the fair value of its common stock issued over the fair value of net assets acquired in connection with its formation in 1998. Goodwill is tested for impairment at least annually, or more frequently under certain circumstances, at the entity level. Through December 31, 2012, the Company had not recognized any impairment against its goodwill.

(g) Depreciation

Real Estate

During 2011 the Company had 100% of the ownership interest in Lealand Place, a 191-unit apartment property located in Lawrenceville, Georgia, through Lealand Place, LLC ("Lealand"), an indirect, wholly-owned subsidiary. This property was acquired through a tax-deferred exchange under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). This investment was sold for cash proceeds of $11.4 million, resulting in a gain on sale in the fourth quarter of 2011 of $430,000. (See Note 6)

The property, capital improvements and other assets held in connection with this investment were carried at cost, net of accumulated depreciation and amortization. Maintenance, repairs and minor improvements were expensed in the period incurred, while real estate assets, except land, and capital improvements were depreciated over their useful life using the straight-line method. The estimated life was 27.5 years for buildings and five to seven years for furniture and fixtures.

Leasehold Improvements and Other Depreciable Assets

Depreciation is computed on the straight-line method over the estimated useful life of the related assets or, in the case of leasehold improvements, over the shorter of the useful life or the lease term. Furniture, fixtures, computers and related hardware have estimated useful lives ranging from five to eight years at the time of purchase.

(h) Resecuritization and Senior Notes Related Costs

Resecuritization related costs are costs associated with the issuance of beneficial interests by consolidated VIEs and incurred by the Company in connection with various resecuritization transactions completed by the Company. Senior Notes related costs are costs incurred by the Company in connection with the issuance of its Senior Notes in April, 2012. These costs may include underwriting, rating agency, legal, accounting and other fees. Such costs, which reflect deferred charges, are included on the Company's consolidated balance sheet in prepaid and other assets. These deferred charges are amortized as an adjustment to interest expense using the effective interest method, based upon the actual repayments of the associated beneficial interests issued to third parties and over the stated legal maturity of the Senior Notes.

(i) Repurchase Agreements and Reverse Repurchase Agreements

The Company finances the acquisition of a significant portion of its MBS with repurchase agreements. Under repurchase agreements, the Company sells securities to a lender and agrees to repurchase the same securities in the future for a price that is higher than the original sale price. The difference between the sale price that the Company receives and the repurchase price that the Company pays represents interest paid to the lender. Although legally structured as sale and repurchase transactions, the Company accounts for repurchase agreements as secured borrowings, with the exception of certain repurchase agreements accounted for as components of Linked Transactions. (See Note 2(n) below) Under its repurchase agreements, the Company pledges its securities as collateral to secure the borrowing, which is equal in value to a specified percentage of the fair value of the pledged collateral, while the Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase financing, unless the repurchase financing is renewed with the same counterparty, the Company is required to repay the loan including any accrued interest and concurrently receives back its pledged collateral from the lender. With the consent of the lender, the Company may renew a repurchase financing at the then prevailing financing terms. Margin calls, whereby a lender requires that the Company pledge additional securities or cash as collateral to secure borrowings under its repurchase financing with such lender, are routinely experienced by the Company when the value of the MBS pledged as collateral declines as a result of principal amortization and prepayments or due to changes in market interest rates, spreads or other market conditions. The Company also may make margin calls on counterparties when collateral values increase.

The Company's repurchase financings typically have terms ranging from one month to six months at inception, but may also have longer or shorter terms. Should a counterparty decide not to renew a repurchase financing at maturity, the Company must either refinance elsewhere or be in a position to satisfy the obligation. If, during the term of a repurchase financing, a lender should default on its obligation, the Company might experience difficulty recovering its pledged assets which could result in an unsecured claim against the lender for the difference between the amount loaned to the Company plus interest due to the counterparty and the fair value of the collateral pledged by the Company to such lender, including accrued interest receivable on such collateral. (See Notes 2(n), 4, 7, 8 and 14)

In addition to the repurchase agreement financing arrangements discussed above, as part of its financing strategy for Non-Agency MBS, the Company has entered into contemporaneous repurchase and reverse repurchase agreements with a single counterparty. Under a typical reverse repurchase agreement, the Company buys securities from a borrower for cash and agrees to sell the same securities in the future for a price that is higher than the original purchase price. The difference between the purchase price the Company originally paid and the sale price represents interest received from the borrower. In contrast, the contemporaneous repurchase and reverse repurchase transactions effectively resulted in the Company pledging Non-Agency MBS as collateral to the counterparty in connection with the repurchase agreement financing and obtaining U.S. Treasury securities as collateral from the same counterparty in connection with the reverse repurchase agreement. No net cash was exchanged between the Company and counterparty at the inception of the transactions. Securities obtained and pledged as collateral are recorded as an asset on the Company's consolidated balance sheet. Interest income is recorded on the reverse repurchase agreement and interest expense is recorded on the repurchase agreement on an accrual basis. Both the Company and the counterparty have the right to make daily margin calls based on changes in the value of the collateral obtained and/or pledged. The Company's liability to the counterparty in connection with this financing arrangement is recorded on the Company's consolidated balance sheet and disclosed as "Obligation to return securities obtained as collateral." (See Note 2(c))

(j) Equity Based Compensation

Compensation expense for equity based awards is recognized ratably over the vesting period of such awards, based upon the fair value of such awards at the grant date. With respect to awards granted in 2009 and prior years, the Company has applied a zero forfeiture rate for these awards, as they were granted to a limited number of employees, and historical forfeitures have been minimal. Forfeitures, or an indication that forfeitures are expected to occur, may result in a revised forfeiture rate and would be accounted for prospectively as a change in estimate.

During 2010, the Company granted certain restricted stock units ("RSUs") that vest after either two or four years of service and provided that certain criteria are met, which are based on a formula that includes changes in the Company's closing stock price over a two- or four-year period and dividends declared on the Company's common stock during those periods. During 2011 and 2012, the Company granted certain RSUs that vest annually over a one or three-year period, provided that certain criteria are met, which are based on a formula that includes changes in the Company's closing stock price over the annual vesting period and dividends declared on the Company's common stock during those periods. Such criteria constitute a "market condition" which impacts the amount of compensation expense recognized for these awards. Specifically, the uncertainty regarding whether the market condition will be achieved is reflected in the grant date fair valuation of the RSUs, which in addition to estimates regarding the amount of RSUs expected to be forfeited during the associated service period, determines the amount of compensation expense that is recognized. Compensation expense is not reversed should the market condition not be achieved, while differences in actual forfeiture experience relative to estimated forfeitures will result in adjustments to the timing and amount of compensation expense recognized.

The Company has awarded DERs that may be attached to or awarded separately from other equity based awards. Compensation expense for separately awarded DERs is based on the grant date fair value of such awards and is recognized over the vesting period. Payments pursuant to these DERs are charged to stockholders' equity. Payments pursuant to DERs that are attached to equity based awards are charged to stockholders' equity to the extent that the attached equity awards are expected to vest. Compensation expense is recognized for payments made for DERs to the extent that the attached equity awards do not or are not expected to vest and grantees are not required to return payments of dividends or DERs to the Company. (See Notes 2(k) and 13)

(k) Earnings per Common Share ("EPS")

Basic EPS is computed using the two-class method, which includes the weighted-average number of shares of common stock outstanding during the period and other securities that participate in dividends, such as the Company's unvested restricted stock and RSUs that have non-forfeitable rights to dividends and DERs attached to/associated with RSUs and vested stock options to arrive at total common equivalent shares. In applying the two-class method, earnings are allocated to both shares of common stock and securities that participate in dividends based on their respective weighted-average shares outstanding for the period. For the diluted EPS calculation, common equivalent shares are further adjusted for the effect of dilutive unexercised stock options and RSUs outstanding that are unvested and have dividends that are subject to forfeiture using the treasury stock method. Under the treasury stock method, common equivalent shares are calculated assuming that all dilutive common stock equivalents are exercised and the proceeds, along with future compensation expenses associated with such instruments, are used to repurchase shares of the Company's outstanding common stock at the average market price during the reported period. (See Note 12)

(l) Comprehensive Income/(Loss)

The Company's comprehensive income/(loss) available to common stock and participating securities includes net income, the change in net unrealized gains/(losses) on its MBS and its derivative hedging instruments, currently comprised of Swaps, (to the extent that such changes are not recorded in earnings), adjusted by realized net gains/(losses) reclassified out of accumulated other comprehensive income/(loss) for MBS and is reduced by dividends declared on the Company's preferred stock.

(m) U.S. Federal Income Taxes

The Company has elected to be taxed as a REIT under the provisions of the Code and the corresponding provisions of state law. The Company expects to operate in a manner that will enable it to satisfy the various requirements to maintain its status as a REIT. In order to maintain its status a REIT, the Company must, among other things, distribute at least 90% of its REIT taxable income to stockholders in the timeframe permitted by the Code. The Company is not subject to tax to the extent that it distributes 100% of its REIT taxable income to its stockholders within the permitted timeframe. Should this not occur, the Company would be subject to federal taxes at prevailing corporate tax rates on the difference between its REIT taxable income and the amounts deemed to be distributed for that tax year. As the Company's objective is to distribute 100% of its REIT taxable income to its stockholders within the permitted timeframe, no provision for current or deferred income taxes has been made in the accompanying consolidated financial statements. Should the Company incur a liability for corporate income tax, such amounts would be recorded as REIT Income Tax Expense on the Company's consolidated statements of operations. To the extent that the Company incurs interest, penalties or related excise taxes in connection with its tax obligations, including as a result of its assessment of uncertain tax positions, such amounts shall be included within Operating and other expense on the Company's consolidated statements of operations.

Based on its analysis of any potential uncertain tax positions, the Company concluded that it does not have any material uncertain tax positions that meet the relevant recognition or measurement criteria as of December 31, 2012, 2011 or 2010. The Company's tax returns for tax years 2009 through 2011 are open to examination.

(n) Derivative Financial Instruments

Hedging Activity

As part of the Company's interest rate risk management, it periodically hedges a portion of its interest rate risk using derivative financial instruments, currently comprised of Swaps. Hedge accounting is used to account for these instruments.

The Company documents its risk-management policies, including objectives and strategies, as they relate to its hedging activities and the relationship between the hedging instrument and the hedged liability. The Company assesses, both at inception of a hedge and on a quarterly basis thereafter, whether or not the hedge is "highly effective."

The Company discontinues hedge accounting on a prospective basis and recognizes changes in the fair value through earnings when: (i) it is determined that the derivative is no longer effective in offsetting cash flows of a hedged item (including forecasted transactions); (ii) it is no longer probable that the forecasted transaction will occur; or (iii) it is determined that designating the derivative as a hedge is no longer appropriate.

Although permitted under certain circumstances, the Company does not offset cash collateral receivables or payables against its net derivative positions. (See Notes 4, 8 and 14)

Swaps

Swaps are carried on the Company's balance sheet at fair value, as assets, if their fair value is positive, or as liabilities, if their fair value is negative. Changes in the fair value of the Company's Swaps are recorded in other comprehensive income/(loss) provided that the hedge remains effective. Changes in fair value for any ineffective amount of a Swap are recognized in earnings. The Company has not recognized any change in the value of its existing Swaps through earnings as a result of hedge ineffectiveness.

Swaptions

As part of its strategy to hedge its exposure to increases in interest rates, the Company in 2011 purchased a Swaption, which gave it the right, but not the obligation, to enter into a Swap at a future date. This contract expired unexercised in early 2012. Swaptions (when used) are carried as assets on the Company's balance sheet at fair value. Changes in the intrinsic value of the Swap underlying the Swaption are recorded in other comprehensive income/(loss), a component of stockholders' equity, provided that the hedge remains effective, while changes in the time value of the Swaption are recorded as gains/losses through earnings as a component of other income during the option period. The Company uses the cumulative dollar-offset ratio to assess the hedge effectiveness of its Swaptions.

Non-Hedging Activity/Linked Transactions

It is presumed that the initial transfer of a financial asset (i.e., the purchase of an MBS by the Company) and contemporaneous repurchase financing of such MBS with the same counterparty are considered part of the same arrangement, or a "linked transaction," unless certain criteria are met. The two components of a linked transaction (MBS purchase and repurchase financing) are not reported separately but are evaluated on a combined basis and reported as a forward (derivative) contract and are presented as "Linked Transactions" on the Company's consolidated balance sheet. Changes in the fair value of the assets and liabilities underlying Linked Transactions and associated interest income and expense are reported as "unrealized net gains/(losses) and net interest income from Linked Transactions" on the Company's consolidated statements of operations and are not included in other comprehensive income/(loss). However, if certain criteria are met, the initial transfer (i.e., the purchase of a security by the Company) and repurchase financing will not be treated as a Linked Transaction and will be evaluated and reported separately, as an MBS purchase and repurchase financing. When or if a transaction is no longer considered to be linked, the MBS and repurchase financing will be reported on a gross basis. In this case, the fair value of the MBS at the time the transactions are no longer considered linked will become the cost basis of the MBS, and the income recognition yield for such MBS will be calculated prospectively using this new cost basis. (See Notes 4 and 14)

(o) Fair Value Measurements and the Fair Value Option for Financial Assets and Financial Liabilities

The Company's presentation of fair value for its financial assets and liabilities is determined within a framework that stipulates that the fair value of a financial asset or liability is an exchange price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. This definition of fair value focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. (See Note 14)

Although permitted under GAAP to measure many financial instruments and certain other items at fair value, the Company has not elected the fair value option for any of its assets or liabilities. If the fair value option is elected, unrealized gains and losses on such items for which fair value is elected would be recognized in earnings at each subsequent reporting date. A decision to elect the fair value option for an eligible financial instrument, which may be made on an instrument by instrument basis, is irrevocable.

(p) Variable Interest Entities

An entity is referred to as a VIE if it meets at least one of the following criteria: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support of other parties; or (2) as a group, the holders of the equity investment at risk lack (a) the power to direct the activities of an entity that most significantly impact the entity's economic performance; (b) the obligation to absorb the expected losses; or (c) the right to receive the expected residual returns; or (3) have disproportional voting rights and the entity's activities are conducted on behalf of the investor that has disproportionally few voting rights.

The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the economic performance of the VIE and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE. The Company is required to reconsider its evaluation of whether to consolidate a VIE each reporting period, based upon changes in the facts and circumstances pertaining to the VIE.

The Company has entered into resecuritization transactions which result in the Company consolidating the VIEs that were created to facilitate the transactions and to which the underlying assets in connection with the resecuritizations were transferred. In determining the accounting treatment to be applied to these resecuritization transactions, the Company evaluated whether the entities used to facilitate these transactions were VIEs and, if so, whether they should be consolidated. Based on its evaluation, the Company concluded that the VIEs should be consolidated. If the Company had determined that consolidation was not required, it would have then assessed whether the transfer of the underlying assets would qualify as a sale or should be accounted for as secured financings under GAAP.

Prior to the completion of its initial resecuritization transaction in October 2010, the Company had not transferred assets to VIEs or Qualifying Special Purpose Entities ("QSPEs") and other than acquiring MBS issued by such entities, had no other involvement with VIEs or QSPEs. (See Note 15)

(q) New and Proposed Accounting Standards and Interpretations

Accounting Standards Adopted in 2012

Transfers and Servicing

In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-03, *Reconsideration of Effective Control for Repurchase Agreements,* ("ASU 2011-03"), which changes the assessment of whether repurchase agreement transactions should be accounted for as sales or secured financings. In a typical repurchase agreement transaction, an entity transfers financial assets to the counterparty in exchange for cash with an agreement for the counterparty to return the same or equivalent financial assets for a fixed price in the future. Prior to this update, one of the factors in determining whether sale treatment could be used was whether the transferor maintained effective control of the transferred assets and in order to do so, the transferor must have the ability to repurchase such assets. This ASU changes the assessment of effective control by focusing on a transferor's contractual rights and obligations with respect to transferred financial assets, rather than whether the transferor has the practical ability to perform in accordance with those rights or obligations. ASU 2011-03 was effective for the Company for the first interim or annual period beginning on or after December 15, 2011. With the exception of Linked Transactions, the Company records repurchase agreements as secured borrowings and not sales, and accordingly, the adoption of this update on January 1, 2012 did not have a material impact on the Company's consolidated financial statements.

Fair Value Measurements and Disclosures

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, ("ASU 2011-04") further converging U.S. GAAP and International Financial Reporting Standards ("IFRS") by providing common fair value measurement and disclosure requirements. The amendments in this update change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. These include those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 was effective for the Company for interim and annual reporting periods beginning after December 15, 2011 and upon adoption on January 1, 2012, did not have a material impact on the Company's consolidated financial statements.

Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*, ("ASU 2011-05") which allows an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income ("OCI") either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Either presentation requires the presentation on the face of the financial statements any reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. There is no change in what must be reported in OCI or when an item of OCI must be reclassified to net income. ASU 2011-05 requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*, ("ASU 2011-12") which defers certain aspects of ASU 2011-05. Specifically, ASU 2011-12 defers the effective date for the requirements of ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and OCI for all periods presented. All other requirements of ASU 2011-05 are not affected by this update. ASU 2011-12 requires retrospective application and was effective for the Company for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company's adoption of ASU 2011-05 and ASU 2011-12 beginning on January 1, 2012 did not have a material impact on the Company's consolidated financial statements.

Intangibles – Goodwill and Other

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, ("ASU 2011-08") which simplifies how entities test goodwill for impairment. Under ASU 2011-08, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the currently prescribed two-step process. ASU 2011-08 was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company's adoption of ASU 2011-08 beginning on January 1, 2012, did not have a material impact on its consolidated financial statements.

Recent Accounting Standards to be Adopted in Future Periods

Balance Sheet

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*, ("ASU 2011-11") regarding disclosures concerning the offsetting of assets and liabilities. Under ASU 2011-11, an entity is required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This disclosure is intended to support further the convergence of U.S. GAAP and IFRS requirements. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* ("ASU 2013-01"). The main objective of this ASU is to limit the scope of the new balance sheet and offsetting disclosure requirements of ASU 2011-11 to certain derivatives (including bifurcated embedded derivatives,) repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. The amendments of ASU 2013-01 should be applied for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented.

The adoption of ASU 2011-11 and ASU 2013-01 is not expected to have a material impact on the Company's consolidated financial statements.

Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). The amendments of this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for the Company for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 is not expected to have a material impact on the Company's consolidated financial statements.

Proposed Accounting Standards

The FASB has recently issued or discussed a number of proposed standards on such topics as investment companies and investment property entities, repurchase agreements and similar transactions, measurement of credit impairment, financial statement presentation, revenue recognition, leases, financial instruments, hedging and disclosures about liquidity risk and interest rate risk. Some of the proposed changes are potentially significant and could have a material impact on the Company's reporting. The Company has not yet fully evaluated the potential impact of these proposals but will make such an evaluation as the standards are finalized.

3. MBS

The Company's MBS are comprised of Agency MBS and Non-Agency MBS. These MBS are secured by: (i) hybrid mortgages ("Hybrids"), which have interest rates that are fixed for a specified period of time and, thereafter, generally adjust annually to an increment over a specified interest rate index; (ii) adjustable-rate mortgages ("ARMs"); (iii) mortgages that have interest rates that reset more frequently (collectively, "ARM-MBS"); and (iv) 15-year and longer-term fixed rate mortgages. MBS do not have a single maturity date, and further, the mortgage loans underlying ARM-MBS do not all reset at the same time.

The Company pledges a significant portion of its MBS as collateral against its borrowings under repurchase agreements and Swaps. Non-Agency MBS that are accounted for as components of Linked Transactions are not reflected in the tables set forth in this note, as they are accounted for as derivatives. (See Notes 4 and 8)

Agency MBS: Agency MBS are guaranteed as to principal and/or interest by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as Ginnie Mae. The payment of principal and/or interest on Ginnie Mae MBS is explicitly backed by the full faith and credit of the U.S. Government. Since the third quarter of 2008, Fannie Mae and Freddie Mac have been under the conservatorship of the Federal Housing Finance Agency, which significantly strengthened the backing for these government-sponsored entities.

Non-Agency MBS (including Non-Agency MBS transferred to consolidated VIEs): The Company's Non-Agency MBS are secured by pools of residential mortgages, which are not guaranteed by an agency of the U.S. Government or any federally chartered corporation. Non-Agency MBS may be rated by one or more Rating Agencies or may be unrated (i.e., not assigned a rating by any Rating Agency). The rating indicates the opinion of the Rating Agency as to the creditworthiness of the investment, indicating the obligor's ability to meet its full financial commitment on the obligation. A rating of "D" is assigned when a security has defaulted on any of its contractual terms.

The following tables present certain information about the Company's MBS at December 31, 2012 and December 31, 2011:

	December 31, 2012								
(In Thousands)	Current Face	Purchase Premiums	Accretable Purchase Discounts	Discount Designated as Credit Reserve and OTTI *(1)*	Amortized Cost *(2)*	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gain/(Loss)
Agency MBS:									
Fannie Mae	$ 5,977,388	$ 196,686	$ (58)	$ -	$ 6,174,016	$ 6,351,621	$ 178,970	$ (1,365)	$ 177,605
Freddie Mac	800,854	30,447	-	-	835,724	858,560	22,925	(89)	22,836
Ginnie Mae	14,526	251	-	-	14,777	15,279	502	-	502
Total Agency MBS	6,792,768	227,384	(58)	-	7,024,517	7,225,460	202,397	(1,454)	200,943
Non-Agency MBS *(3)*									
Rated AAA	25,209	158	(219)	-	25,148	25,905	757	-	757
Rated A	1,147	24	-	-	1,171	1,086	-	(85)	(85)
Rated BBB	49,301	637	(1,741)	(378)	47,819	48,563	1,806	(1,062)	744
Rated BB	118,031	39	(8,892)	(853)	108,325	112,905	4,937	(357)	4,580
Rated B	247,532	-	(31,133)	(12,462)	203,937	225,281	21,452	(108)	21,344
Rated CCC	1,235,638	14	(107,618)	(201,126)	926,908	1,055,757	131,826	(2,977)	128,849
Rated CC	579,632	-	(41,191)	(132,061)	406,380	468,017	61,739	(102)	61,637
Rated C	952,984	-	(55,294)	(166,529)	731,161	812,523	81,850	(488)	81,362
Unrated and D-rated *(4)*	3,300,086	-	(125,538)	(867,097)	2,307,451	2,632,128	325,796	(1,119)	324,677
Total Non-Agency MBS	6,509,560	872	(371,626)	(1,380,506)	4,758,300	5,382,165	630,163	(6,298)	623,865
Total MBS	$ 13,302,328	$ 228,256	$ (371,684)	$ (1,380,506)	$ 11,782,817	$ 12,607,625	$ 832,560	$ (7,752)	$ 824,808

	December 31, 2011								
(In Thousands)	Current Face	Purchase Premiums	Accretable Purchase Discounts	Discount Designated as Credit Reserve and OTTI *(1)*	Amortized Cost *(2)*	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gain/(Loss)
Agency MBS:									
Fannie Mae	$ 5,981,834	$ 154,809	$ (135)	$ -	$ 6,136,508	$ 6,329,925	$ 194,997	$ (1,580)	$ 193,417
Freddie Mac	743,517	22,717	-	-	768,572	791,085	22,677	(164)	22,513
Ginnie Mae	15,920	275	-	-	16,195	16,521	326	-	326
Total Agency MBS	6,741,271	177,801	(135)	-	6,921,275	7,137,531	218,000	(1,744)	216,256
Non-Agency MBS *(3)*									
Rated AAA	12,258	245	-	-	12,503	12,258	-	(245)	(245)
Rated AA	47	1	-	-	48	34	-	(14)	(14)
Rated A	28,950	765	(624)	(5)	29,086	24,911	341	(4,516)	(4,175)
Rated BBB	46,593	42	(3,020)	(582)	43,033	38,352	-	(4,681)	(4,681)
Rated BB	100,513	33	(10,749)	(3,223)	86,574	81,789	2,232	(7,017)	(4,785)
Rated B	355,930	17	(30,584)	(25,004)	300,359	277,438	2,729	(25,650)	(22,921)
Rated CCC	1,031,407	-	(68,174)	(203,185)	760,048	741,028	27,767	(46,787)	(19,020)
Rated CC	687,664	-	(33,478)	(142,777)	511,409	487,619	14,209	(37,999)	(23,790)
Rated C	2,128,919	-	(64,963)	(487,397)	1,576,559	1,503,737	44,988	(117,810)	(72,822)
Unrated and D-rated *(4)*	1,022,072	-	(38,887)	(366,593)	616,592	608,280	34,934	(43,246)	(8,312)
Total Non-Agency MBS	5,414,353	1,103	(250,479)	(1,228,766)	3,936,211	3,775,446	127,200	(287,965)	(160,765)
Total MBS	$ 12,155,624	$ 178,904	$ (250,614)	$ (1,228,766)	$ 10,857,486	$ 10,912,977	$ 345,200	$ (289,709)	$ 55,491

(1) Discount designated as Credit Reserve and amounts related to OTTI are generally not expected to be accreted into interest income. Amounts disclosed at December 31, 2012 reflect Credit Reserve of $1.332 billion and OTTI of $48.7 million. Amounts disclosed at December 31, 2011 reflect Credit Reserve of $1.174 billion and OTTI of $54.5 million.

(2) Includes principal payments receivable of $4.4 million and $2.3 million at December 31, 2012 and December 31, 2011, respectively, which are not included in the Principal/Current Face.

(3) Non-Agency MBS, including Non-Agency MBS transferred to consolidated VIEs, are reported based on the lowest rating issued by a Rating Agency, if more than one rating is issued on the security, at the date presented.

(4) Includes 246 Non-Agency MBS that were D-rated and had an aggregate amortized cost and fair value of $2.252 billion and $2.573 billion, respectively, at December 31, 2012 and 78 Non-Agency MBS that were D-rated and had an aggregate amortized cost and fair value of $602.0 million and $593.8 million, respectively, at December 31, 2011.

Unrealized Losses on MBS and Impairments

The following table presents information about the Company's MBS that were in an unrealized loss position at December 31, 2012:

	Unrealized Loss Position For:							
	Less than 12 Months			12 Months or more			Total	
(In Thousands)	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Agency MBS:								
Fannie Mae	$ 263,564	$ 616	35	$ 41,497	$ 749	10	$ 305,061	$ 1,365
Freddie Mac	53,138	85	7	2,698	4	1	55,836	89
Total Agency MBS	316,702	701	42	44,195	753	11	360,897	1,454
Non-Agency MBS:								
Rated A	-	-	-	1,086	85	2	1,086	85
Rated BBB	-	-	-	22,121	1,062	3	22,121	1,062
Rated BB	-	-	-	20,893	357	4	20,893	357
Rated B	-	-	-	8,899	108	1	8,899	108
Rated CCC	23,582	258	5	55,185	2,719	5	78,767	2,977
Rated CC	18,251	102	1	-	-	-	18,251	102
Rated C	21,995	213	3	18,613	275	2	40,608	488
Unrated and other	26,510	83	5	18,835	1,036	2	45,345	1,119
Total Non-Agency MBS	90,338	656	14	145,632	5,642	19	235,970	6,298
Total MBS	$ 407,040	$ 1,357	56	$ 189,827	$ 6,395	30	$ 596,867	$ 7,752

At December 31, 2012, the Company did not intend to sell any of its MBS that were in an unrealized loss position, and it is "more likely than not" that the Company will not be required to sell these MBS before recovery of their amortized cost basis, which may be at their maturity. With respect to Non-Agency MBS held by consolidated VIEs, the ability of any entity to cause the sale by the VIE prior to the maturity of these Non-Agency MBS is either specifically precluded, or is limited to specified events of default, none of which have occurred to date.

Gross unrealized losses on the Company's Agency MBS were $1.5 million at December 31, 2012. Given the credit quality inherent in Agency MBS, the Company does not consider any of the current impairments on its Agency MBS to be credit related. In assessing whether it is more likely than not that it will be required to sell any impaired security before its anticipated recovery, which may be at their maturity, the Company considers the significance of each investment, the amount of impairment, the projected future performance of such impaired securities, as well as the Company's current and anticipated leverage capacity and liquidity position. Based on these analyses, the Company determined that at December 31, 2012 any unrealized losses on its Agency MBS were temporary.

Unrealized losses on the Company's Non-Agency MBS (including Non-Agency MBS transferred to consolidated VIEs) were $6.3 million at December 31, 2012. Based upon the most recent evaluation, the Company does not consider these unrealized losses to be indicative of OTTI and does not believe that these unrealized losses are credit related, but are rather due to non-credit related factors. The Company has reviewed its Non-Agency MBS that are in an unrealized loss position to identify those securities with losses that are other-than-temporary based on an assessment of changes in expected cash flows for such MBS, which considers recent bond performance and expected future performance of the underlying collateral.

The Company recognized credit-related OTTI losses through earnings of $1.2 million on Non-Agency MBS during the year ended December 31, 2012. During 2011, the Company recognized OTTI losses of $10.6 million in connection with Non-Agency MBS.

MBS on which OTTI is recognized have experienced, or are expected to experience, credit-related adverse cash flow changes. The Company's estimate of cash flows for its Non-Agency MBS is based on its review of the underlying mortgage loans securing these MBS. The Company considers information available about the structure of the securitization, including structural credit enhancement, if any, and the past and expected future performance of underlying mortgage loans, including timing of expected future cash flows, prepayment rates, default rates, loss severities, delinquency rates, percentage of non-performing loans, FICO scores at loan origination, year of origination, loan-to-value ratios, geographic concentrations, as well as Rating Agency reports, general market assessments, and dialogue with market participants. Significant judgment is used in both the Company's analysis of the expected cash flows for its Non-Agency MBS and any determination of the credit component of OTTI.

The following table presents the composition of OTTI charges recorded by the Company for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
(In Thousands)	2012	2011	2010
Total OTTI losses	$ (879)	$ (45,144)	$ (6,042)
OTTI (reclassified from)/recognized in other comprehensive income/(loss)	(321)	34,574	(6,235)
OTTI recognized in earnings	$ (1,200)	$ (10,570)	$ (12,277)

The following table presents a roll-forward of the credit loss component of OTTI on the Company's Non-Agency MBS for which a non-credit component of OTTI was previously recognized in other comprehensive income. Changes in the credit loss component of OTTI are presented based upon whether the current period is the first time OTTI was recorded on a security or a subsequent OTTI charge was recorded.

	For the Year Ended December 31,		
(In Thousands)	2012	2011	2010
Credit loss component of OTTI at beginning of period	$ 34,915	$ 24,345	$ 17,928
Additions for credit related OTTI not previously recognized	458	7,158	-
Subsequent additional credit related OTTI recorded	742	3,412	6,417
Credit loss component of OTTI at end of period	$ 36,115	$ 34,915	$ 24,345

The significant inputs considered and assumptions made in determining the measurement of the component of OTTI recorded in earnings for the Company's Non-Agency MBS are summarized as follows:

	For the Year Ended December 31,		
	2012	2011	2010
Credit enhancement *(1) (2)*			
Weighted average *(3)*	3.26%	2.90%	6.30%
Range *(4)*	0.00-16.50%	0.00-13.30%	0.00% - 23.11%
Projected CPR *(2) (5)*			
Weighted average *(3)*	9.90%	10.70%	11.22%
Range *(4)*	9.10-13.30%	1.90-13.80%	5.19% - 19.85%
Projected Loss Severity *(2) (6)*			
Weighted average *(3)*	55.50%	52.10%	51.48%
Range *(4)*	45.90-60.00%	41.90-70.00%	45.00% - 62.00%
60+ days delinquent *(2) (7)*			
Weighted average *(3)*	24.40%	22.60%	20.56%
Range *(4)*	18.20-32.40%	7.30-36.70%	5.46% - 36.76%

(1) Represents a level of protection for these securities, expressed as a percentage of total current underlying loan balance.
(2) Information provided is based on loans for all groups that provide credit enhancement for MBS with credit enhancement. If an MBS no longer has credit enhancement, information provided is based on loans for the individual group owned by the Company.
(3) Calculated by weighting the relevant input/assumptions for each individual security by current outstanding face of the security.
(4) Represents the range of inputs/assumptions based on individual securities.
(5) CPR - conditional prepayment rate.
(6) Projected loss severity represents the projected amount of loss realized on liquidated properties as a percentage of the principal balance.
(7) Includes, for each security, underlying loans 60 or more days delinquent, foreclosed loans and other real estate owned.

Purchase Discounts on Non-Agency MBS

The following table presents the changes in the components of the Company's purchase discount on its Non-Agency MBS between purchase discount designated as Credit Reserve and OTTI and accretable purchase discount for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,			
	2012		2011	
(In Thousands)	Discount Designated as Credit Reserve and OTTI (1)	Accretable Discount (1) (2)	Discount Designated as Credit Reserve and OTTI (3)	Accretable Discount (2) (3)
Balance at beginning of period	$ (1,228,766)	$ (250,479)	$ (746,678)	$ (228,966)
Accretion of discount	-	38,185	-	42,358
Realized credit losses	162,458	-	33,074	-
Purchases	(427,741)	3,497	(402,093)	(23,440)
Reclass discount for OTTI	866	(866)	101	(101)
Net impairment losses recognized in earnings	(1,200)	-	(10,570)	-
Unlinking of Linked Transactions	(38,662)	(9,424)	(127,102)	(15,828)
Transfers/release of credit reserve	152,539	(152,539)	24,502	(24,502)
Balance at end of period	$ (1,380,506)	$ (371,626)	$ (1,228,766)	$ (250,479)

(1) In addition, the Company reallocated $420,000 of purchase discount designated as accretable purchase discount to Credit Reserve on Non-Agency MBS underlying Linked Transactions for the year ended December 31, 2012.
(2) Together with coupon interest, accretable purchase discount is recognized as interest income over the life of the security.
(3) In addition, the Company reallocated $20,000 of purchase discount designated as Credit Reserve to accretable purchase discount on Non-Agency MBS underlying Linked Transactions for the year ended December 31, 2011.

Impact of MBS on Accumulated Other Comprehensive Income/(Loss)

The following table presents the impact of the Company's MBS on its accumulated other comprehensive income/(loss) for the years ended December 31, 2012, 2011, and 2010:

	For the Year Ended December 31,		
(In Thousands)	2012	2011	2010
Accumulated other comprehensive income from MBS:			
Unrealized gain on MBS at beginning of period	$ 55,491	$ 393,822	$ 339,470
Unrealized (loss)/gain on Agency MBS, net	(7,820)	61,149	(59,644)
Unrealized gain/(loss) on Non-Agency MBS, net	785,830	(381,410)	167,732
Reclassification adjustment for MBS sales included in net income	(7,493)	(7,500)	(41,459)
Reclassification adjustment for OTTI included in net income	(1,200)	(10,570)	(12,277)
Change in accumulated other comprehensive income/(loss) from MBS	769,317	(338,331)	54,352
Balance at end of period	$ 824,808	$ 55,491	$ 393,822

Sales of MBS

During 2012, the Company sold certain Agency MBS for $168.9 million, realizing gross gains of $9.0 million. During 2011, the Company sold $150.6 million of Agency MBS, realizing gross gains of $6.7 million. During 2010, the Company sold Agency MBS for $931.9 million, realizing gross gains of $33.1 million, and sold one Non-Agency MBS for $7.2 million, realizing a gross gain of $654,000. The Company has no continuing involvement with any of these MBS sales.

MBS Interest Income

The following table presents components of interest income on the Company's Agency MBS for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
(In Thousands)	**2012**	**2011**	**2010**
Coupon interest	$ 248,048	$ 280,206	$ 291,138
Effective yield adjustment *(1)*	(51,990)	(38,212)	(40,536)
Agency MBS interest income	$ 196,058	$ 241,994	$ 250,602

(1) Includes amortization of premium paid net of accretion of purchase discount. For Agency MBS, interest income is recorded at an effective yield, which reflects net premium amortization based on actual prepayment activity.

The following table presents components of interest income for the Company's Non-Agency MBS (including MBS transferred to consolidated VIEs) for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
(In Thousands)	**2012**	**2011**	**2010**
Coupon interest	$ 265,018	$ 212,452	$ 105,592
Effective yield adjustment *(1)*	37,954	42,165	34,759
Non-Agency MBS interest income	$ 302,972	$ 254,617	$ 140,351

(1) The effective yield adjustment is the difference between the net interest income calculated using the net yield, which is based on management's estimates of future cash flows for Non-Agency MBS, less the current coupon yield.

4. Derivatives

The Company's derivatives are comprised of Swaps, which are designated as cash flow hedges against the interest rate risk associated with its borrowings, and Linked Transactions, which are not designated as hedging instruments. The following table presents the fair value of the Company's derivative instruments and their balance sheet location at December 31, 2012 and December 31, 2011:

Derivative Instrument	**Designation**	**Balance Sheet Location**	**December 31, 2012**	**December 31, 2011**
(In Thousands)				
Swaps, at fair value ($100.0 million notional at December 31, 2012)	Hedging	Assets	$ 203	$ 26
Linked Transactions, at fair value	Non-Hedging	Assets	$ 12,704	$ 55,801
Swaps, at fair value ($2.420 billion notional at December 31, 2012)	Hedging	Liabilities	$ (63,034)	$ (114,220)

Linked Transactions

The Company's Linked Transactions are evaluated on a combined basis, reported as forward (derivative) instruments and presented as assets on the Company's consolidated balance sheet at fair value. The fair value of Linked Transactions reflect the value of the underlying Non-Agency MBS, linked repurchase agreement borrowings and accrued interest receivable/payable on such instruments. The Company's Linked Transactions are not designated as hedging instruments and, as a result, the change in the fair value and net interest income from Linked Transactions is reported in other income on the Company's consolidated statements of operations.

The following tables present certain information about the Non-Agency MBS and repurchase agreements underlying the Company's Linked Transactions at December 31, 2012 and December 31, 2011:

Linked Transactions at December 31, 2012

Linked Repurchase Agreements			Linked MBS				
Maturity or Repricing	Balance	Weighted Average Interest Rate	Non-Agency MBS	Fair Value	Amortized Cost	Par/Current Face	Weighted Average Coupon Rate
(Dollars in Thousands)			*(Dollars in Thousands)*				
Within 30 days	$ 13,672	1.57 %	Rated AA	$ 13,588	$ 12,817	$ 13,192	5.00 %
>30 days to 90 days	21,599	1.66	Rated A	3,075	2,548	3,342	0.76
Total	$ 35,271	1.63 %	Rated BBB	8,299	7,226	8,847	2.55
			Rated BB	7,365	6,854	7,593	2.75
			Rated D	15,501	14,372	19,303	5.80
			Total	$ 47,828	$ 43,817	$ 52,277	4.28 %

Linked Transactions at December 31, 2011

Linked Repurchase Agreements			Linked MBS				
Maturity or Repricing	Balance	Weighted Average Interest Rate	Non-Agency MBS	Fair Value	Amortized Cost	Par/Current Face	Weighted Average Coupon Rate
(Dollars in Thousands)			*(Dollars in Thousands)*				
Within 30 days	$ 141,719	1.89 %	Rated AAA	$ 29,057	$ 29,917	$ 30,675	3.31 %
>30 days to 90 days	29,178	1.81	Rated AA	17,427	16,858	17,297	5.00
Total	$ 170,897	1.88 %	Rated BBB	41,825	42,419	49,781	2.81
			Rated CCC	20,782	20,988	26,680	4.42
			Rated CC	43,644	47,060	61,470	6.00
			Rated C	32,870	36,934	45,857	5.20
			Rated D	40,364	43,419	57,776	5.54
			Total	$ 225,969	$ 237,595	$ 289,536	4.74 %

At December 31, 2012, Linked Transactions also included $185,000 of associated accrued interest receivable and $38,000 of accrued interest payable. At December 31, 2011, Linked Transactions also included $1.1 million of associated accrued interest receivable and $412,000 of accrued interest payable.

The following table presents certain information about the components of the unrealized net gains and net interest income from Linked Transactions included in the Company's consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010:

Components of Unrealized Net Gains and Net Interest Income from Linked Transactions	For the Year Ended December 31,		
(In Thousands)	2012	2011	2010
Interest income attributable to MBS underlying Linked Transactions	$ 5,089	$ 25,592	$ 35,313
Interest expense attributable to linked repurchase agreement borrowings underlying Linked Transactions	(1,113)	(4,794)	(6,432)
Change in fair value of Linked Transactions included in earnings	8,634	(17,783)	24,881
Unrealized net gains and net interest income from Linked Transactions	$ 12,610	$ 3,015	$ 53,762

Derivative Hedging Instruments

Consistent with market practice, the Company has agreements with its Swap counterparties that provide for the posting of collateral based on the fair values of its derivative contracts. Through this margining process, either the Company or its derivative counterparty may be required to pledge cash or securities as collateral. Collateral requirements vary by counterparty and change over time based on the market value, notional amount and remaining term of the derivative contract. Certain derivative contracts provide for cross collateralization with repurchase agreements with the same counterparty.

A number of the Company's derivative contracts include financial covenants, which, if breached, could cause an event of default or early termination event to occur under such agreements. Such financial covenants include minimum net worth requirements and maximum debt-to-equity ratios. If the Company were to cause an event of default or trigger an early termination event pursuant to one of its derivative contracts, the counterparty to such agreement may have the option to terminate all of its outstanding derivative contracts with the Company and, if applicable, any close-out amount due to the counterparty upon termination of the derivative contracts would be immediately payable by the Company. The Company was in compliance with all of its financial covenants through December 31, 2012. At December 31, 2012, the aggregate fair value of assets needed to immediately settle derivative contracts that were in a liability position to the Company, if so required, was approximately $65.5 million, including accrued interest payable of approximately $2.4 million.

The following table presents the assets pledged as collateral against the Company's derivative contracts at December 31, 2012 and December 31, 2011:

	December 31,	
(In Thousands)	2012	2011
Agency MBS, at fair value	$ 68,915	$ 117,687
Restricted cash	5,016	15,502
Total assets pledged against derivative contracts	$ 73,931	$ 133,189

The use of derivative hedging instruments exposes the Company to counterparty credit risk. In the event of a default by a derivative counterparty, the Company may not receive payments to which it is entitled under its derivative agreements, and may have difficulty recovering its assets pledged as collateral against such agreements. If, during the term of a derivative contract, a counterparty should file for bankruptcy, the Company may experience difficulty recovering its assets pledged as collateral which could result in the Company having an unsecured claim against such counterparty's assets for the difference between the fair value of the derivative and the fair value of the collateral pledged to such counterparty. At December 31, 2012, all of the Company's derivative counterparties were rated A or better by a Rating Agency.

The Company's derivative hedging instruments, or a portion thereof, could become ineffective in the future if the associated repurchase agreements or securitized debt that such derivatives hedge fail to exist or fail to have terms that match those of the derivatives that hedge such borrowings. At December 31, 2012, all of the Company's derivatives were deemed effective for hedging purposes and no derivatives were terminated during the years ended December 31, 2012 and December 31, 2011.

Swaps

The Company's Swaps have the effect of modifying the repricing characteristics of the Company's repurchase agreements and securitized debt and cash flows for such liabilities. To date, no cost has been incurred at the inception of a Swap, pursuant to which the Company agrees to pay a fixed rate of interest and receive a variable interest rate, generally based on one-month or three-month London Interbank Offered Rate ("LIBOR"), on the notional amount of the Swap. The Company has not recognized any change in the value of its derivative hedging instruments in earnings as a result of the hedge or a portion thereof being ineffective during any of the three years ended December 31, 2012.

At December 31, 2012, the Company had Swaps with an aggregate notional amount of $2.520 billion, which had net unrealized losses of $62.8 million, and extended 17 months on average with a maximum term of approximately 48 months. During the year ended December 31, 2012, the Company entered into one new Swap, with a notional amount of $100.0 million, a fixed-pay rate of 0.48% and an initial maturity of four years, and had Swaps amortize and/or expire with an aggregate notional amount of $958.3 million. The following table presents information about the Company's Swaps at December 31, 2012 and December 31, 2011:

	December 31, 2012			December 31, 2011		
Maturity *(1)*	Notional Amount	Weighted Average Fixed-Pay Interest Rate	Weighted Average Variable Interest Rate *(2)*	Notional Amount	Weighted Average Fixed-Pay Interest Rate	Weighted Average Variable Interest Rate *(2)*
(Dollars in Thousands)						
Within 30 days	$ 25,828	3.88 %	0.28 %	$ 34,056	4.05 %	0.37 %
Over 30 days to 3 months	30,185	3.96	0.26	120,001	4.43	0.38
Over 3 months to 6 months	527,275	1.63	0.21	275,351	2.54	0.33
Over 6 months to 12 months	391,063	4.17	0.22	528,894	4.42	0.39
Over 12 months to 24 months	685,042	2.28	0.22	974,352	2.78	0.30
Over 24 months to 36 months	710,171	1.97	0.21	685,042	2.28	0.31
Over 36 months to 48 months	150,000	1.03	0.21	710,170	1.96	0.29
Over 48 months to 60 months	-	-	-	50,000	2.13	0.29
Total Swaps	$ 2,519,564	2.31 %	0.22 %	$ 3,377,866	2.80 %	0.32 %

(1) Each maturity category reflects contractual amortization and/or maturity of notional amounts.

(2) Reflects the benchmark variable rate due from the counterparty at the date presented, which rate adjusts monthly or quarterly based on one-month or three-month LIBOR, respectively.

The following table presents the net impact of the Company's derivative hedging instruments on its interest expense and the weighted average interest rate paid and received for such Swaps for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
(Dollars in Thousands)	2012	2011	2010
Interest expense attributable to Swaps	$ 73,266	$ 95,677	$ 111,791
Weighted average Swap rate paid	2.68 %	3.13 %	3.97 %
Weighted average Swap rate received	0.27 %	0.25 %	0.30 %

Swaptions

In June 2011, the Company purchased a Swaption, for which it paid a premium of $915,000, that provided the Company with the right but not the obligation to enter into a fixed-pay Swap at termination of the option period in January 2012. The terms of the Swap that the Company could have entered into were as follows: $100.0 million notional; four-year term; fixed strike rate 1.90%; variable index equal to one month LIBOR. Swaptions are used as a hedge against the risk of changes in the interest component above a specified level on a portion of forecasted one-month fixed rate borrowings. At the conclusion of the option period in January 2012, the Company allowed the Swaption to expire. At December 31, 2011, the Company's Swaption had a fair value of zero. During the year ended December 31, 2011, the Company recognized $915,000 of expense in other income, reflecting changes in the time-value component of the Swaption.

Impact of Hedging Instruments on Accumulated Other Comprehensive Income/(Loss)

The following table presents the impact of the Company's derivative hedging instruments on its accumulated other comprehensive income/(loss) for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
(In Thousands)	2012	2011	2010
Accumulated other comprehensive loss from derivative hedging instruments:			
Balance at beginning of period	$ (114,194)	$ (139,142)	$ (152,463)
Unrealized gain on Swaps, net	51,363	24,948	13,321
Balance at end of period	$ (62,831)	$ (114,194)	$ (139,142)

Counterparty Credit Risk

By using derivative hedging instruments, the Company is exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, the Company's counterparty credit risk is equal to the amount reported as a derivative asset on its balance sheet to the extent that amount exceeds collateral obtained from the counterparty or, if in a net liability position, the extent to which collateral posted exceeds the liability to the counterparty. The amounts reported as a derivative asset/(liability) are derivative contracts in a gain/(loss) position, and to the extent subject to master netting arrangements, net of derivatives in a loss/(gain) position with the same counterparty and collateral received/(pledged). The Company attempts to minimize counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. Counterparty credit risk related to the Company's derivative hedging instruments is considered in determining fair value of such derivatives and its assessment of hedge effectiveness.

5. Interest Receivable

The following table presents the Company's interest receivable by investment category at December 31, 2012 and December 31, 2011:

	December 31,	
(In Thousands)	2012	2011
MBS interest receivable:		
Fannie Mae	$ 17,597	$ 19,774
Freddie Mac	2,696	3,179
Ginnie Mae	24	32
Non-Agency MBS	23,707	19,850
Total MBS interest receivable	44,024	42,835
Money market and other investments	9	2
Total interest receivable	$ 44,033	$ 42,837

6. Real Estate

In December 2011, the Company completed the sale of its investment in Lealand, which had been classified as held-for-sale on the consolidated balance sheet since March 31, 2011. The following table presents the summary of assets and liabilities of Lealand at December 31, 2012 and December 31, 2011:

	December 31,	
(In Thousands)	2012	2011
Real Estate Assets and Liabilities:		
Land and buildings, net of accumulated depreciation	$ -	$ -
Cash and other assets	-	941
Accrued interest and other payables *(1)*	-	(95)

(1) The Company had a loan to Lealand which had a balance of $445,000 at December 31, 2011. This loan and the related interest accounts were eliminated in consolidation. The loan was paid-off during the quarter ended March 31, 2012.

The following table presents the summary results of operations for Lealand for the year ended December 31, 2012, the period prior to disposal in 2011 and for the year ended December 31, 2010:

	For the Year Ended December 31,		
(In Thousands)	2012	2011	2010
Revenue from operations of real estate	$ -	$ 1,566	$ 1,464
Mortgage interest expense and prepayment penalty *(1)*	-	-	(392)
Other real estate operating expense	-	(856)	(925)
Depreciation and amortization expense *(2)*	-	(114)	(344)
Gain/(loss) from real estate operations, net	$ -	$ 596	$ (197)

(1) Amount for the year ended December 31, 2010 includes a mortgage prepayment penalty of $130,000.
(2) On March 31, 2011, the Company classified its investment in Lealand as held-for-sale and accordingly ceased depreciating assets related to this investment as of such date.

7. Repurchase Agreements

The Company's repurchase agreements are collateralized by the Company's MBS and U.S. Treasury securities (obtained as part of a reverse repurchase agreement) and cash and bear interest that is generally LIBOR-based. (See Note 8) At December 31, 2012, the Company's borrowings under repurchase agreements had a weighted average remaining term-to-interest rate reset of 28 days and an effective repricing period of five months, including the impact of related Swaps. At December 31, 2011, the Company's borrowings under repurchase agreements had a weighted average remaining term-to-interest rate reset of 31 days and an effective repricing period of nine months, including the impact of related Swaps.

The following table presents information with respect to the Company's borrowings under repurchase agreements and associated assets pledged as collateral at December 31, 2012 and December 31, 2011:

(Dollars in Thousands)		December 31, 2012	December 31, 2011
Repurchase agreement borrowings secured by Agency MBS		$ 6,353,489	$ 6,198,829
Fair Value of Agency MBS pledged as collateral under repurchase agreements		$ 6,678,384	$ 6,549,276
Weighted average haircut on Agency MBS	(1)	4.80 %	4.78 %
Repurchase agreement borrowings secured by Non-Agency MBS	(2)	$ 1,988,172	$ 1,313,336
Fair Value of Non-Agency MBS pledged as collateral under repurchase agreements	(2) (3)	$ 3,463,128	$ 2,067,221
Weighted average haircut on Non-Agency MBS	(1)	30.49 %	30.97 %
Repurchase agreements secured by U.S. Treasuries		$ 410,811	$ 300,994
Fair value of U.S. Treasuries pledged as collateral under repurchase agreements		$ 408,833	$ 306,401
Weighted average haircut on U.S. Treasuries	(1)	1.74 %	2.00 %

(1) Haircut represents the percentage amount by which the collateral value is contractually required to exceed the loan amount on the Company's repurchase agreements borrowings.
(2) Does not reflect Non-Agency MBS and repurchase agreement borrowings that are components of Linked Transactions.
(3) Includes $1.860 billion and $1.375 billion of Non-Agency MBS acquired from consolidated VIEs at December 31, 2012 and December 31, 2011, respectively, that are eliminated from the Company's consolidated balance sheet.

The following table presents repricing information about the Company's borrowings under repurchase agreements, which does not reflect the impact of associated derivative hedging instruments, at December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011	
Time Until Interest Rate Reset	**Balance (1)**	**Weighted Average Interest Rate**	**Balance (1)**	**Weighted Average Interest Rate**
(Dollars in Thousands)				
Within 30 days	$ 6,293,802	0.71 %	$ 5,220,740	0.54 %
30 days to 3 months	2,458,670	1.21	2,570,119	0.77
Over 6 months to 12 months	-	-	22,300	3.15
Total	$ 8,752,472	0.85 %	$ 7,813,159	0.62 %

(1) At December 31, 2012 and December 31, 2011, the Company had repurchase agreements of $35.3 million and $170.9 million, respectively, that were linked to Non-Agency MBS purchases and accounted for as Linked Transactions, and as such, the linked repurchase agreements are not included in the above table. (See Note 4)

The following table at December 31, 2012 presents contractual maturity information about the Company's borrowings under repurchase agreements and does not reflect the impact of derivative contracts that hedge such repurchase agreements:

	December 31, 2012	
Contractual Maturity	**Balance (1)**	**Weighted Average Interest Rate**
(Dollars in Thousands)		
Overnight	$ -	- %
Within 30 days	4,075,930	0.76
30 days to 90 days	4,151,440	0.71
Over 90 days to 12 months	90,000	2.42
Over 12 months	435,102	2.62
Total	$ 8,752,472	0.85 %

(1) At December 31, 2012, the Company had repurchase agreements of $35.3 million that were linked to Non-Agency MBS purchases and accounted for as Linked Transactions, and as such, the linked repurchase agreements are not included in the above table. (See Note 4)

During the year ended December 31, 2010, the Company terminated $657.3 million of borrowings under repurchase agreements, incurring aggregate losses of $26.8 million. These terminations, all of which occurred during the first quarter of 2010, were made in connection with the sale of $931.9 million of Agency MBS. (See Note 3)

The Company had repurchase agreements with 26 counterparties at December 31, 2012 and 25 counterparties at December 31, 2011. The following table presents information with respect to any counterparty for repurchase agreements and/or Linked Transactions for which the Company had greater than 5% of stockholders' equity at risk in the aggregate at December 31, 2012:

December 31, 2012				
Counterparty	**Counterparty Rating *(1)***	**Amount at Risk *(2)***	**Weighted Average Months to Maturity for Repurchase Agreements**	**Percent of Stockholders' Equity**
(Dollars in Thousands)				
Credit Suisse	A/Aa2/A	$ 646,190	1	19.5 %
Wells Fargo *(3)*	AA-/Aa3/AA-	321,159	14	9.7
UBS *(4) (5)*	A/A2/A	269,431	29	8.1
Deutsche Bank	A+/A2/A+	224,717	1	6.8

(1) As rated at December 31, 2012 by S&P, Moody's and Fitch, Inc., respectively. The counterparty rating presented is the lowest published for these entities.
(2) The amount at risk reflects the difference between (a) the amount loaned to the Company through repurchase agreements and repurchase agreements underlying Linked Transactions, including interest payable, and (b) the cash and the fair value of the securities pledged by the Company as collateral and MBS underlying Linked Transactions, including accrued interest receivable on such securities.
(3) Includes $193.3 million with Wells Fargo Bank, NA and $127.8 million at risk with Wells Fargo Securities LLC.
(4) Includes $259.2 million at risk with UBS AG and $10.2 million at risk with UBS Securities LLC.
(5) Includes Non-Agency MBS pledged as collateral in connection with contemporaneous repurchase and reverse repurchase agreements.

8. Collateral Positions

The Company pledges securities or cash as collateral to its counterparties pursuant to its borrowings under repurchase agreements and its derivative contracts that are in an unrealized loss position, and it receives securities or cash as collateral pursuant to financing provided under reverse repurchase agreements and its derivative contracts in an unrealized gain position. The Company exchanges collateral with its counterparties based on changes in the fair value, notional amount and term of the associated repurchase and reverse repurchase agreements and derivative contracts, as applicable. Through this margining process, either the Company or its counterparty may be required to pledge cash or securities as collateral. When the Company's pledged collateral exceeds the required margin, the Company may initiate a reverse margin call, at which time the counterparty may either return the excess collateral, or provide collateral to the Company in the form of cash or high-quality securities.

The following table summarizes the fair value of the Company's collateral positions, which includes collateral pledged and collateral held, with respect to its borrowings under repurchase agreements, reverse repurchase agreements and derivative hedging instruments at December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011	
(In Thousands)	**Assets Pledged**	**Collateral Held**	**Assets Pledged**	**Collateral Held**
Derivative Hedging Instruments:				
Agency MBS	$ 68,915	$ -	$ 117,687	$ -
Cash *(1)*	5,016	-	15,502	-
	73,931	-	133,189	-
Repurchase Agreement Borrowings:				
Agency MBS	$ 6,678,384	$ -	$ 6,549,276	$ -
Non-Agency MBS *(2)(3)*	3,463,128	-	2,067,221	-
U.S. Treasury securities	408,833	-	306,401	-
	10,550,345	-	8,922,898	-
Reverse Repurchase Agreements:				
U.S. Treasury securities	$ -	$ 408,833	$ -	$ 306,401
	-	408,833	-	306,401
Total	$ 10,624,276	$ 408,833	$ 9,056,087	$ 306,401

(1) Cash pledged as collateral is reported as "restricted cash" on the Company's consolidated balance sheet.
(2) Includes $1.860 billion and $1.375 billion of Non-Agency MBS acquired in connection with resecuritization transactions from consolidated VIEs at December 31, 2012 and December 31, 2011, respectively, that are eliminated from the Company's consolidated balance sheet.
(3) In addition, $759.2 million and $448.4 million of Non-Agency MBS are pledged as collateral in connection with contemporaneous repurchase and reverse repurchase agreements entered into with a single counterparty at December 31, 2012 and December 31, 2011, respectively.

The following table presents detailed information about the Company's assets pledged as collateral pursuant to its borrowings under repurchase agreements and derivative hedging instruments at December 31, 2012:

	Assets Pledged Under Repurchase Agreements			Assets Pledged Against Derivative Hedging Instruments			
(In Thousands)	**Fair Value/ Carrying Value**	**Amortized Cost**	**Accrued Interest on Pledged MBS**	**Fair Value/ Carrying Value**	**Amortized Cost**	**Accrued Interest on Pledged MBS**	**Total Fair Value of MBS Pledged and Accrued Interest**
U.S. Treasuries	$ 408,833	$ 408,888	$ -	$ -	$ -	$ -	$ 408,833
Fannie Mae	$ 6,034,630	$ 5,863,628	$ 16,742	$ 53,953	$ 51,691	$ 155	$ 6,105,480
Freddie Mac	641,614	622,190	2,119	6,725	6,462	28	650,486
Ginnie Mae	2,140	2,082	3	8,237	7,954	13	10,393
Agency MBS	$ 6,678,384	$ 6,487,900	$ 18,864	$ 68,915	$ 66,107	$ 196	$ 6,766,359
Rated AAA	$ 23,572	$ 22,838	$ 82	$ -	$ -	$ -	$ 23,654
Rated BBB	33,895	33,711	116	-	-	-	34,011
Rated BB	341,755	314,616	1,181	-	-	-	342,936
Rated B	101,519	88,307	319	-	-	-	101,838
Rated CCC	302,407	266,543	1,109	-	-	-	303,516
Rated CC	193,433	174,064	928	-	-	-	194,361
Rated C	140,866	125,547	598	-	-	-	141,464
Rated D	829,466	748,838	4,357	-	-	-	833,823
Not Rated	1,496,215	1,148,890	7,641	-	-	-	1,503,856
Non-Agency MBS *(1) (2) (3)*	$ 3,463,128	$ 2,923,354	$ 16,331	$ -	$ -	$ -	$ 3,479,459
Total	$ 10,550,345	$ 9,820,142	$ 35,195	$ 68,915	$ 66,107	$ 196	$ 10,654,651

(1) Includes $1.860 billion of Non-Agency MBS acquired in connection with resecuritization transactions from consolidated VIEs at December 31, 2012 that are eliminated from the Company's consolidated balance sheet.
(2) Reported based on the lowest rating issued by a Rating Agency, if more than one rating is issued on the security, at the date presented.
(3) In addition, $759.2 million of Non-Agency MBS are pledged as collateral in connection with contemporaneous repurchase and reverse repurchase agreements entered into with a single counterparty at December 31, 2012.

9. Senior Notes

On April 11, 2012 the Company issued $100.0 million in aggregate principal amount of its Senior Notes in an underwritten public offering. The total net proceeds to the Company from the offering of the Senior Notes were approximately $96.6 million, after deducting offering expenses and the underwriting discount. The Senior Notes bear interest at a fixed rate of 8.00% per year, paid quarterly in arrears on January 15, April 15, July 15 and October 15 of each year and will mature on April 15, 2042. The Company may redeem the Senior Notes, in whole or in part, at any time on or after April 15, 2017 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to, but not excluding, the redemption date.

The Senior Notes are the Company's senior unsecured obligations and are subordinate to all of the Company's secured indebtedness, which includes the Company's repurchase agreements, securitized debt, obligation to return securities obtained as collateral, and other financing arrangements, to the extent of the value of the collateral securing such indebtedness.

10. Commitments and Contingencies

(a) Lease Commitments

The Company pays monthly rent pursuant to two operating leases. The lease term for the Company's headquarters in New York, New York extends through May 31, 2020. The lease provides for aggregate cash payments ranging over time from approximately $2.4 million to $2.5 million per year, paid on a monthly basis, exclusive of escalation charges. In addition, as part of this lease agreement, the Company has provided the landlord a $785,000 irrevocable standby letter of credit fully collateralized by cash. The letter of credit may be drawn upon by the landlord in the event that the Company defaults under certain terms of the lease. In addition, the Company has a lease through December 31, 2016 for its off-site back-up facility located in Rockville Centre, New York, which provides for, among other things, cash payments ranging over time from $28,000 to $30,000 per year, paid on a monthly basis.

The Company recognized lease expense of $2.3 million, $1.7 million and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, which is included in general and administrative expense within the consolidated statement of operations. At December 31, 2012, the contractual minimum rental payments (exclusive of possible rent escalation charges and normal recurring charges for maintenance, insurance and taxes) were as follows:

Year Ended December 31,	Minimum Rental Payments
(In Thousands)	
2013	$ 2,381
2014	2,382
2015	2,397
2016	2,552
2017	2,522
Beyond 2017	6,094
Total	$ 18,328

(b) Representations and Warranties in Connection with Resecuritization Transactions

In connection with the resecuritization transactions engaged in by the Company (See Note 15 for further discussion), the Company has the obligation under certain circumstances to repurchase assets from its VIEs upon breach of certain representations and warranties.

(c) MBS Purchase Commitments

At December 31, 2012, the Company had commitments to purchase Agency MBS at an estimated purchase price of $33.5 million. This commitment is included in the Agency MBS balances presented at fair value on the Company's consolidated balance sheet.

11. Stockholders' Equity

(a) Dividends on Preferred Stock

At December 31, 2012, the Company had issued and outstanding 3.8 million shares of Series A preferred stock, with a par value $0.01 per share and a liquidation preference of $25.00 per share. Beginning April 27, 2009, the Company's preferred stock became redeemable at $25.00 per share plus accrued and unpaid dividends (whether or not declared) exclusively at the Company's option. The preferred stock is entitled to receive a dividend at a rate of 8.50% per year on the $25.00 liquidation preference before the Company's common stock is paid any dividends and is senior to the common stock with respect to distributions upon liquidation, dissolution or winding up. The preferred stock generally does not have any voting rights, subject to an exception in the event the Company fails to pay dividends on the preferred stock for six or more quarterly periods (whether or not consecutive). Under such circumstances, the preferred stock will be entitled to vote to elect two additional directors to the Company's Board of Directors ("Board"), until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the preferred stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of preferred stock.

From the time of original issuance of the preferred stock through December 31, 2012, the Company has declared and paid all required quarterly dividends on such stock. The following table presents the relevant dates with respect to such quarterly cash dividends, of $0.53125 per share, from January 1, 2010 through December 31, 2012:

Year	Declaration Date	Record Date	Payment Date
2012	February 17, 2012	March 1, 2012	April 2, 2012
	May 18, 2012	June 1, 2012	July 2, 2012
	August 22, 2012	September 4, 2012	October 1, 2012
	November 20, 2012	December 3, 2012	December 31, 2012
2011	February 18, 2011	March 1, 2011	March 31, 2011
	May 20, 2011	June 1, 2011	June 30, 2011
	August 22, 2011	September 1, 2011	September 30, 2011
	November 21, 2011	December 1, 2011	December 30, 2011
2010	February 19, 2010	March 1, 2010	March 31, 2010
	May 21, 2010	June 1, 2010	June 30, 2010
	August 20, 2010	September 1, 2010	September 30, 2010
	November 19, 2010	December 1, 2010	December 31, 2010

(b) Dividends on Common Stock

The following table presents cash dividends declared by the Company on its common stock from January 1, 2010 through December 31, 2012:

Year *(1)*	Declaration Date *(2)*	Record Date	Payment Date	Dividend Per Share
2012	March 23, 2012	April 4, 2012	April 30, 2012	$ 0.240
	June 27, 2012	July 13, 2012	July 31, 2012	0.230
	September 28, 2012	October 12, 2012	October 31, 2012	0.210
	December 12, 2012	December 28, 2012	January 31, 2013	0.200 *(3)*
2011	March 31, 2011	April 11, 2011	April 29, 2011	$ 0.235
	June 30, 2011	July 14, 2011	July 29, 2011	0.250
	September 26, 2011	October 11, 2011	October 31, 2011	0.250
	December 14, 2011	December 30, 2011	January 31, 2012	0.270 *(4)*
2010	April 1, 2010	April 12, 2010	April 30, 2010	$ 0.240
	July 1, 2010	July 12, 2010	July 30, 2010	0.190
	October 1, 2010	October 12, 2010	October 29, 2010	0.225
	December 16, 2010	December 31, 2010	January 31, 2011	0.235

(1) Table excludes special cash dividend of $0.50 per share payable on April 10, 2013 to stockholders of record on March 18, 2013. (See Note 17)
(2) During the 2012 and 2011 periods presented, the Company declared its common stock dividend in the final month of each fiscal quarter. For the 2010 periods presented, the Company declared quarterly cash dividends on its common stock in the month following the close of each fiscal quarter, except that dividends for the fourth quarter of each year were declared in that quarter for tax reasons.
(3) At December 31, 2012, the Company had accrued dividends and DERs payable of $72.2 million related to the common stock dividend declared on December 12, 2012.
(4) Includes a special dividend of $0.02 per share.

In general, the Company's common stock dividends have been characterized as ordinary income to its stockholders for income tax purposes. However, a portion of the Company's common stock dividends may, from time to time, be characterized as capital gains or return of capital. For income tax purposes, for each of the years ended December 31, 2012, 2011 and 2010, all of the Company's common stock dividends were characterized as ordinary income to stockholders.

(c) Public Offering of Common Stock

The table below presents information with respect to shares of the Company's common stock issued through a public offering during the three years ended December 31, 2012:

Share Issue Date *(1)*	Shares Issued	Gross Proceeds Per Share	Gross Proceeds
(In Thousands, Except Per Share Amounts)			
March 11, 2011	74,750	$ 8.10	$ 605,475 *(2)*

(1) The Company did not issue any shares of common stock through public offerings during the years ended December 31, 2012 and December 31, 2010.
(2) The Company incurred approximately $438,000 of expenses in connection with this equity offering.

(d) Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan ("DRSPP")

On November 22, 2011, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended ("1933 Act"), for the purpose of registering additional common stock for sale through its DRSPP. Pursuant to Rule 462(e) of the 1933 Act, this shelf registration statement became effective automatically upon filing with the SEC and, when combined with the unused portion of the Company's previous DRSPP shelf registration statements, registered an aggregate of 10 million shares of common stock. The Company's DRSPP is designed to provide existing stockholders and new investors with a convenient and economical way to purchase shares of common stock through the automatic reinvestment of dividends and/or optional cash investments. At December 31, 2012, 8.0 million shares of common stock remained available for issuance pursuant to the DRSPP shelf registration statement.

During the years ended December 31, 2012, 2011 and 2010, the Company issued 1,977,165, 404,516 and 80,138 shares of common stock through the DRSPP, raising net proceeds of $15,460,074, $2,801,318 and $589,979, respectively. From the inception of the DRSPP in September 2003 through December 31, 2012, the Company issued 16,528,025 shares pursuant to the DRSPP, raising net proceeds of $143.8 million.

(e) Controlled Equity Offering Program

On August 20, 2004, the Company initiated a controlled equity offering program (the "CEO Program") through which it may, from time to time, publicly offer and sell shares of common stock through Cantor Fitzgerald & Co. ("Cantor") in privately negotiated and/or at-the-market transactions. During the three years ended December 31, 2012, the Company did not issue any shares through the CEO Program. From inception of the CEO Program through December 31, 2012, the Company issued 30,144,815 shares of common stock in at-the-market transactions through the CEO Program, raising net proceeds of $194,908,570. In connection with such transactions, the Company paid Cantor aggregate fees and commissions of $4,189,247. Shares for the CEO Program are issued through the automatic shelf registration statement on Form S-3 that was filed on October 22, 2010, as amended by Post-Effective Amendment No.1 thereto, which was filed on April 2, 2012.

On December 12, 2008, the Company entered into its most recent Sales Agreement (the "Agreement") with Cantor, as sales agent. In accordance with the terms of the Agreement, the Company may offer and sell up to 40 million shares of common stock (the "CEO Shares") from time to time through Cantor. Sales of the CEO Shares, if any, may be made in privately negotiated transactions and/or by any other method permitted by law, including, but not limited to, sales at other than a fixed price made on or through the facilities of the New York Stock Exchange ("NYSE"), or sales made to or through a market maker or through an electronic communications network, or in any other manner that may be deemed to be an "at-the-market offering" as defined in Rule 415 of the 1933 Act. Cantor will make all sales on a best efforts basis using commercially reasonable efforts consistent with its normal trading and sales practices on mutually agreed terms between the Company and Cantor.

(f) Stock Repurchase Program

As previously disclosed, in August 2005, the Company's Board authorized a stock repurchase program ("Repurchase Program"), to repurchase up to 4.0 million shares of its outstanding common stock under the Repurchase Program. The Board reaffirmed such authorization in May 2010. Such authorization does not have an expiration date and, at present, there is no intention to modify or otherwise rescind such authorization. Subject to applicable securities laws, repurchases of common stock under the Repurchase Program are made at times and in amounts as the Company deems appropriate, using available cash resources. Shares of common stock repurchased by the Company under the Repurchase Program are cancelled and, until reissued by the Company, are deemed to be authorized but unissued shares of the Company's common stock. The Repurchase Program may be suspended or discontinued by the Company at any time and without prior notice. During 2012 the Company repurchased 1,240,291 shares of common stock at a total cost of $9,713,290 and an average cost of $7.83 per share. At December 31, 2012, 2,759,709 shares remained authorized for repurchase.

(g) Accumulated Other Comprehensive Income/(Loss)

The following table presents the components of the Company's accumulated other comprehensive income/(loss) at December 31, 2012 and December 31, 2011:

(In Thousands)		Net Unrealized Gain on Available-for-Sale MBS	Net Unrealized (Loss)/Gain on Swaps	Total Accumulated Other Comprehensive (Loss)/Income
Balance at December 31, 2011		$ 55,491	$ (114,194)	$ (58,703)
Current period other comprehensive income	*(1)*	769,317	51,363	820,680
Balance at December 31, 2012		$ 824,808	$ (62,831)	$ 761,977

(1) For further information regarding changes in current period other comprehensive income, see the Company's consolidated statements of comprehensive income/(loss).

At December 31, 2012 and December 31, 2011, the Company had OTTI recognized in accumulated other comprehensive income/(loss) of $2.6 million and $65.4 million, respectively.

12. EPS Calculation

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for years ended December 31, 2012, 2011 and 2010:

(In Thousands, Except Per Share Amounts)		For the Year Ended December 31, 2012	2011	2010
Numerator:				
Net income		$ 306,839	$ 316,414	$ 269,762
Dividends declared on preferred stock		(8,160)	(8,160)	(8,160)
Dividends, DERs and undistributed earnings allocated to participating securities		(1,517)	(1,684)	(972)
Net income allocable to common stockholders - basic and diluted		$ 297,162	$ 306,570	$ 260,630
Denominator:				
Weighted average common shares for basic and diluted earnings per share	*(1)*	356,762	341,368	281,173
Basic and diluted EPS		$ 0.83	$ 0.90	$ 0.93

(1) At December 31, 2012, the Company had an aggregate of 1.6 million equity instruments outstanding that were not included in the calculation of diluted EPS for the year ended December 31, 2012, as their inclusion would have been anti-dilutive. These equity instruments were comprised of 427,000 stock options with a weighted average exercise price of $10.14 and a weighted average remaining contractual life of 0.8 years, approximately 483,000 shares of restricted common stock with a weighted average grant date fair value of $7.74 and 728,000 RSUs with a weighted average grant date fair value of $6.43. These equity instruments may have a dilutive impact on future EPS.

13. Equity Compensation, Employment Agreements and Other Benefit Plans

(a) 2010 Equity Compensation Plan

In accordance with the terms of the Company's Amended and Restated 2010 Equity Compensation Plan (the "2010 Plan"), directors, officers and employees of the Company and any of its subsidiaries and other persons expected to provide significant services for the Company and any of its subsidiaries are eligible to receive grants of stock options ("Options"), restricted stock, RSUs, DERs and other stock-based awards under the 2010 Plan.

Subject to certain exceptions, stock-based awards relating to a maximum of 13.5 million shares of common stock may be granted under the 2010 Plan; forfeitures and/or awards that expire unexercised do not count towards such limit. At December 31, 2012, approximately 9.5 million shares of common stock remained available for grant in connection with stock-based awards under the 2010 Plan. A participant may generally not receive stock-based awards in excess of 1,500,000 shares of common stock in any one-year and no award may be granted to any person who, assuming exercise of all Options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of the Company's common stock. Unless previously terminated by the Board, awards may be granted under the 2010 Plan until May 20, 2020.

DERs

A DER is a right to receive a distribution equal to the dividend distributions that would be paid on a share of the Company's common stock. DERs may be granted separately or together with other awards and are paid in cash or other consideration at such times and in accordance with such rules, as the Compensation Committee of the Board (the "Compensation Committee") shall determine at its discretion. Payments made on the Company's existing DERs are charged to stockholders' equity when the common stock dividends are declared to the extent that such DERs are expected to vest. The Company made DER payments of approximately $1.5 million, $1.5 million and $773,000 during the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, the Company had 1,280,898 DERs outstanding, of which 408,250 were attached to common stock options and 872,648 were awarded in connection with, or attached to, RSUs. At December 31, 2012, the average forfeiture rate on DERs outstanding attached to RSUs was 18.2%. On the remaining DERs outstanding that are not attached to RSUs, a 0% forfeiture rate was assumed at December 31, 2012. At December 31, 2012, all outstanding DERs were entitled to receive non-forfeitable distributions and are scheduled to elapse over a weighted average period of 2.0 years.

The following table presents information about the Company's DERs at and for each of the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,					
	2012		2011		2010	
	Number of DERs	Weighted Average Grant Date Fair Value *(1)*	Number of DERs	Weighted Average Grant Date Fair Value *(1)*	Number of DERs	Weighted Average Grant Date Fair Value *(1)*
Outstanding at beginning of year:	1,655,848	$ 7.35	1,514,767	$ 8.40	835,892	$ 9.62
Granted	21,938	8.17	305,000	2.71	678,875	6.91
Cancelled, forfeited or expired	(396,888)	8.24	(163,919)	8.48	-	-
Outstanding at end of year	1,280,898	$ 7.08	1,655,848	$ 7.35	1,514,767	$ 8.40

(1) The grant date fair value of DERs is based on the weighted average grant date fair value of the attached or associated equity award.

Options

Pursuant to Section 422(b) of the Code, in order for Options granted under the 2010 Plan and vesting in any one calendar year to qualify as an incentive stock option ("ISO") for tax purposes, the market value of the common stock to be received upon exercise of such Options as determined on the date of grant, shall not exceed $100,000 during such calendar year. The exercise price of an ISO may not be lower than 100% (110% in the case of an ISO granted to a 10% stockholder) of the fair market value of the Company's common stock on the date of grant. The exercise price for any other type of Option issued under the 2010 Plan may not be less than the fair market value on the date of grant. Each Option is exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant.

As of December 31, 2012, the aggregate intrinsic value of total Options outstanding was approximately zero. The following table presents information about the Company's Options at and for each of the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,					
	2012		2011		2010	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year:	482,000	$ 10.12	537,000	$ 10.11	532,000	$ 10.14
Granted *(1)*	-	-	-	-	5,000	6.99
Cancelled, forfeited or expired	(50,000)	10.25	(55,000)	10.06	-	-
Exercised *(2)*	(5,000)	6.99	-	-	-	-
Outstanding at end of year	427,000	$ 10.14	482,000	$ 10.12	537,000	$ 10.11
Options exercisable at end of year	427,000	$ 10.14	482,000	$ 10.12	532,000	$ 10.14

(1) Granted with 1,250 DERs attached. The Options granted during 2010 had an aggregate grant date fair value of $7,000, or a weighted average fair value of $1.35 per Option.

(2) The intrinsic value of Options exercised was approximately $6,000 for the year ended December 31, 2012.

The following table presents certain information about the Company's Options that were outstanding as of December 31, 2012:

Exercise Price or Price Range	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
$ 8.40	25,000	$ 8.40	1.6
10.25	402,000	10.25	0.8
	427,000	$ 10.14	0.8

Restricted Stock

At December 31, 2012 and December 31, 2011, the Company had unrecognized compensation expense of $3.7 million and $5.5 million, respectively, related to the unvested shares of restricted common stock. The Company had accrued dividends payable of $428,000 and $886,000 on unvested shares of restricted stock at December 31, 2012 and December 31, 2011, respectively. The total fair value of restricted shares vested during the years ended December 31, 2012, 2011 and 2010 was approximately $5.1 million, $3.0 million and $2.5 million, respectively. The unrecognized compensation expense at December 31, 2012 is expected to be recognized over a weighted average period of 1.5 years.

The following table presents information with respect to the Company's restricted stock for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,					
	2012		2011		2010	
	Shares of Restricted Stock	Weighted Average Grant Date Fair Value *(1)*	Shares of Restricted Stock	Weighted Average Grant Date Fair Value *(1)*	Shares of Restricted Stock	Weighted Average Grant Date Fair Value *(1)*
Outstanding at beginning of year:	752,155	$ 7.33	792,824	$ 7.40	663,241	$ 6.86
Granted	418,184	7.99	387,418	7.03	465,085	7.96
Vested *(2)*	(685,864)	7.45	(415,890)	7.19	(328,743)	7.10
Cancelled/forfeited	(1,033)	6.91	(12,197)	7.60	(6,759)	7.13
Outstanding at end of year	483,442	$ 7.74	752,155	$ 7.33	792,824	$ 7.40

(1) The grant date fair value of restricted stock awards is based on the closing market price of the Company's common stock at the grant date.

(2) All restrictions associated with restricted stock are removed on vesting.

Restricted Stock Units and Associated DERs

Under the terms of the 2010 Plan, RSUs are instruments that provide the holder with the right to receive, subject to the satisfaction of conditions set by the Compensation Committee at the time of grant, a payment of a specified value, which may be a share of the Company's common stock, the fair market value of a share of the Company's common stock, or such fair market value to the extent in excess of an established base value, on the applicable settlement date. Although the 2010 Plan permits the Company to issue RSUs settleable in cash, all of the Company's outstanding RSUs as of December 31, 2012 are designated to be settled in shares of the Company's common stock. All RSUs outstanding at December 31, 2012 had DERs attached or issued as separate associated instruments in connection with RSUs. At December 31, 2012 and December 31, 2011, the Company had unrecognized compensation expense of $2.6 million and $4.0 million, respectively, related to for RSUs and DERs. The unrecognized compensation expense at December 31, 2012 is expected to be recognized over a weighted average period of 2.4 years. As of December 31, 2012, the Company had an expected average forfeiture rate of 15.9% with respect to unvested RSUs.

The following table presents information with respect to the Company's RSUs during the years ended December 31, 2012, 2011 and 2010:

For the Year Ended December 31, 2012	RSUs With Service Condition	Weighted Average Grant Date Fair Value	RSUs With Market and Service Conditions	Weighted Average Grant Date Fair Value	Total RSUs	Total Weighted Average Grant Date Fair Value
Outstanding at beginning of year:	722,132	$ 8.04	256,716	$ 4.78	978,848	$ 7.18
Granted	38,784	7.01 *(1)*	55,654	3.26 *(2)*	94,438	4.80
Settled	(297,775)	8.57	-	-	(297,775)	8.57
Cancelled/forfeited	(15,000)	7.77	(32,863)	4.17	(47,863)	5.30
Outstanding at end of year	448,141	$ 7.61	279,507	$ 4.55	727,648	$ 6.43
RSUs vested but not settled at end of year	29,250	$ 7.77	14,625	$ 4.69	43,875	$ 6.74
RSUs unvested at end of year	418,891 *(3)*	$ 7.60	264,882 *(4)*	$ 4.54	683,773	$ 6.41

For the Year Ended December 31, 2011	RSUs With Service Condition	Weighted Average Grant Date Fair Value	RSUs With Market and Service Conditions	Weighted Average Grant Date Fair Value	Total RSUs	Total Weighted Average Grant Date Fair Value
Outstanding at beginning of year:	778,142	$ 8.15	225,875	$ 5.18	1,004,017	$ 7.49
Granted	39,159	6.13 *(5)*	48,341	3.08 *(6)*	87,500	4.44
Settled	(60,169)	8.40	-	-	(60,169)	8.40
Cancelled/forfeited	(35,000)	7.77	(17,500)	5.21	(52,500)	7.14
Outstanding at end of year	722,132	$ 8.04	256,716	$ 4.78	978,848	$ 7.18
RSUs vested but not settled at end of year	284,723	$ 8.68	-	$ -	284,723	$ 8.68
RSUs unvested at end of year	437,409	$ 7.62	256,716	$ 4.78	694,125	$ 6.57

For the Year Ended December 31, 2010	RSUs With Service Condition	Weighted Average Grant Date Fair Value	RSUs With Market and Service Conditions	Weighted Average Grant Date Fair Value	Total RSUs	Total Weighted Average Grant Date Fair Value
Outstanding at beginning of year:	326,392	$ 8.68	-	$ -	326,392	$ 8.68
Granted	451,750	7.77 *(7)*	225,875	5.18 *(8)*	677,625	6.91
Cancelled/forfeited	-	-	-	-	-	-
Outstanding at end of year	778,142	$ 8.15	225,875	$ 5.18	1,004,017	$ 7.49
RSUs vested but not settled at end of year	326,392	$ 8.68	-	$ -	326,392	$ 8.68
RSUs unvested at end of year	451,750	$ 7.77	225,875	$ 5.18	677,625	$ 6.91

(1) For RSUs with a service condition, determination of the weighted average grant date fair value of the award requires the Company to estimate certain valuation inputs. In determining the fair value for awards granted in 2012, the Company applied: (i) a weighted average volatility estimate of approximately 23%, which was determined considering historic volatility in the price of Company's common stock over the three-year period prior to the grant date and the implied volatility of certain exchange-traded options on the Company's common stock at the grant date; (ii) a weighted average risk-free rate of 0.41% based on the continuously compounded constant maturity treasury rate corresponding to a maturity commensurate with the expected vesting term of the awards; and (iii) an estimated annual dividend yield of 12%. There are no post vesting conditions on these awards.

(2) For RSUs with both a market and service condition, determination of the weighted average grant date fair value of the award requires the Company to estimate certain valuation inputs. In determining the fair value for awards granted in 2012, the Company applied: (i) a weighted average volatility estimate of approximately 23%, which was determined considering historic volatility in the price of Company's common stock over the three-year period prior to the grant date and the implied volatility of certain exchange-traded options on the Company's common stock at the grant date; (ii) a weighted average risk-free rate of 0.41% based on the continuously compounded constant maturity treasury rate corresponding to a maturity commensurate with the expected vesting term of the awards; and (iii) an estimated annual dividend yield of 12%. There are no post vesting conditions on these awards.

(3) Of which, approximately 8,053 are scheduled to vest annually over a three-year period beginning June 30, 2012, 5,000 are scheduled to vest annually over a three-year period beginning September 5, 2012, approximately 8,053 are scheduled to vest annually over a three-year period beginning June 30, 2013, 14,625 are scheduled to vest on December 31, 2013 and 354,000 are scheduled to vest on December 31, 2014, or earlier in the event of death or disability of the grantee or termination of employment of the grantee by the Company for any reason other than "cause" or by the grantee under certain circumstances as defined in the related RSU award agreement.

(footnotes continued on next page)

(4) Of which, approximately 16,113 are scheduled to vest annually over a three-year period beginning June 30, 2012, approximately 16,113 are scheduled to vest annually over a three-year period beginning June 30, 2013, 7,313 are scheduled to vest on December 31, 2013 and 177,000 are scheduled to vest on December 31, 2014, provided certain criteria related to total stockholder returns are met, which are based on a formula that includes changes in the Company's closing stock price over a one, or four-year period, respectively, and dividends declared on the Company's common stock during those periods. A portion of the RSUs may vest earlier in the event of death or disability of the grantee or termination of employment of the grantee by the Company for any reason other than "cause" or by the grantee under certain circumstances as defined in the related RSU award agreement.

(5) For RSUs with a service condition, determination of the weighted average grant date fair value of the award requires the Company to estimate certain valuation inputs. In determining the fair value for awards granted in 2011, the Company applied: (i) weighted average volatility estimates ranging from approximately 31% to 36%, which were determined considering historic volatility in the price of Company's common stock over the three or six-year period prior to the grant date and the implied volatility of certain exchange-traded options on the Company's common stock at the grant date; (ii) a weighted average risk-free rate of 0.33% and 2.23% based on the continuously compounded constant maturity treasury rate corresponding to a maturity commensurate with the expected vesting term of the awards; and (iii) an estimated annual dividend yield of 13%. There are no post vesting conditions on these awards.

(6) For RSUs with both a market and service condition, determination of the weighted average grant date fair value of the award requires the Company to estimate certain valuation inputs. In determining the fair value for awards granted in 2011, the Company applied: (i) a weighted average volatility estimate of approximately 31%, which was determined considering historic volatility in the price of Company's common stock over the six-year period prior to the grant date and the implied volatility of certain exchange-traded options on the Company's common stock at the grant date; (ii) a weighted average risk-free rate of 2.23% based on the continuously compounded constant maturity treasury rate corresponding to a maturity commensurate with the expected vesting term of the awards; and (iii) an estimated annual dividend yield of 13%. There are no post vesting conditions on these awards.

(7) For RSUs with a service condition and post-vesting restrictions granted in 2010, the Company determined the grant date fair value of the award applying a discount for lack of marketability of 5% using a tight collar model.

(8) In determining the fair value for awards with both a market and service condition granted in 2010, the Company applied: (i) a weighted average volatility estimate of approximately 35%, which was determined considering historic volatility in the price of the Company's common stock over the four-year period prior to the grant date and the implied volatility of certain exchange-traded options on the Company's common stock at the grant date; (ii) a weighted average risk-free rate of 1.61% based on the continuously compounded constant maturity treasury rate corresponding to a maturity commensurate with the expected vesting term of the awards; (iii) an estimated annual dividend yield of 10%; and (iv) a discount for lack of marketability of 5% using a tight collar model to account or post-vesting restrictions.

Expense Recognized for Equity-Based Compensation Instruments

The following table presents the Company's expenses related to its equity-based compensation instruments for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
(In Thousands)	2012	2011	2010
Restricted shares of common stock	$ 5,102	$ 2,996	$ 2,335
RSUs	1,149	1,264	945
DERs	237	122	-
Stock options	-	3	3
Total	$ 6,488	$ 4,385	$ 3,283

(b) Employment Agreements

At December 31, 2012, the Company had employment agreements with six of its officers, with varying terms that provide for, among other things, base salary, bonus and change-in-control payments upon the occurrence of certain triggering events.

(c) Deferred Compensation Plans

The Company administers deferred compensation plans for its senior officers and non-employee directors (collectively, the "Deferred Plans"), pursuant to which participants may elect to defer up to 100% of certain cash compensation. The Deferred Plans are designed to align participants' interests with those of the Company's stockholders.

Amounts deferred under the Deferred Plans are considered to be converted into "stock units" of the Company. Stock units do not represent stock of the Company, but rather are a liability of the Company that changes in value as would equivalent shares of the Company's common stock. Deferred compensation liabilities are settled in cash at the termination of the deferral period, based on the value of the stock units at that time. The Deferred Plans are non-qualified plans under the Employee Retirement Income Security Act of 1974 and, as such, are not funded. Prior to the time that the deferred accounts are settled, participants are unsecured creditors of the Company.

The Company's liability for stock units in the Deferred Plans is based on the market price of the Company's common stock at the measurement date. The following table presents the Company's expenses related to its Deferred Plans for its non-employee directors and senior officers for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
	2012	2011	2010
(In Thousands)			
Non-employee directors	$ 69	$ (6)	$ 74
Officers	-	-	5
Total	$ 69	$ (6)	$ 79

The Company distributed cash of $21,000, $248,000 and $292,000 to the participants of the Deferred Plans during the years ended December 31, 2012, 2011 and 2010, respectively. The following table presents the aggregate amount of income deferred by participants of the Deferred Plans through December 31, 2012 and December 31, 2011 that had not been distributed and the Company's associated liability for such deferrals at December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011	
(In Thousands)	Undistributed Income Deferred *(1)*	Liability Under Deferred Plans	Undistributed Income Deferred *(1)*	Liability Under Deferred Plans
Non-employee directors	$ 199	$ 302	$ 209	$ 254
Total	$ 199	$ 302	$ 209	$ 254

(1) Represents the cumulative amounts that were deferred by participants through December 31, 2012 and December 31, 2011, which had not been distributed through such date.

(d) Savings Plan

The Company sponsors a tax-qualified employee savings plan (the "Savings Plan"), in accordance with Section 401(k) of the Code. Subject to certain restrictions, all of the Company's employees are eligible to make tax deferred contributions to the Savings Plan subject to limitations under applicable law. Participant's accounts are self-directed and the Company bears the costs of administering the Savings Plan. The Company matches 100% of the first 3% of eligible compensation deferred by employees and 50% of the next 2%, subject to a maximum as provided by the Code. The Company has elected to operate the Savings Plan under the applicable safe harbor provisions of the Code, whereby among other things, the Company must make contributions for all participating employees and all matches contributed by the Company immediately vest 100%. For the years ended December 31, 2012, 2011 and 2010, the Company recognized expenses for matching contributions of $244,000, $208,000 and $165,000, respectively.

14. Fair Value of Financial Instruments

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of valuation hierarchy are defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies used for the Company's financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Obtained and Pledged as Collateral/Obligation to Return Securities Obtained as Collateral
The fair value of U.S. Treasury securities obtained as collateral and the associated obligation to return securities obtained as collateral are based upon prices obtained from a third-party pricing service, which are indicative of market activity. Securities obtained as collateral are classified as Level 1 in the fair value hierarchy.

Agency MBS, Non-Agency MBS and Securitized Debt
The Company determines the fair value of its Agency MBS, based upon prices obtained from third-party pricing services, which are indicative of market activity and repurchase agreement counterparties.

For Agency MBS, the valuation methodology of the Company's third-party pricing services incorporate commonly used market pricing methods, trading activity observed in the marketplace and other data inputs. The methodology also considers the underlying characteristics of each security, which are also observable inputs, including: collateral vintage; coupon; maturity date; loan age; reset date; collateral type; periodic and life cap; geography; and prepayment speeds. Management analyzes pricing data received from third-party pricing services and compares it to other indications of fair value including data received from repurchase agreement counterparties and its own observations of trading activity observed in the marketplace.

In determining the fair value of its Non-Agency MBS and securitized debt, management considers a number of observable market data points, including prices obtained from pricing services and brokers, as well as dialogue with market participants. In valuing Non-Agency MBS, the Company understands that pricing services use observable inputs that include, in addition to trading activity observed in the marketplace, loan delinquency data, credit enhancement levels and vintage, which are taken into account to assign pricing factors such as spread and prepayment assumptions. For tranches that are cross-collateralized, performance of all collateral groups involved in the tranche are considered. The Company collects and considers current market intelligence on all major markets, including benchmark security evaluations and bid-lists throughout the day from various sources, when available.

The Company's MBS and securitized debt are valued using various market data points as described above, which management considers directly or indirectly observable parameters. Accordingly, the Company's MBS and securitized debt are classified as Level 2 in the fair value hierarchy.

Linked Transactions
The Non-Agency MBS underlying the Company's Linked Transactions are valued using similar techniques to those used for the Company's other Non-Agency MBS. The value of the underlying MBS is then netted against the carrying amount (which approximates fair value) of the repurchase agreement borrowing at the valuation date. The fair value of Linked Transactions also includes accrued interest receivable on the MBS and accrued interest payable on the underlying repurchase agreement borrowings. The Company's Linked Transactions are classified as Level 2 in the fair value hierarchy.

Derivative Hedging Instruments (Swaps)
The Company determines the fair value of its derivative hedging instruments considering valuations obtained from a third-party pricing service and such valuations are tested with internally developed models that apply readily observable market parameters. In valuing its derivative hedging instruments, the Company considers the creditworthiness of both the Company and its counterparties, along with collateral provisions contained in each derivative agreement, from the perspective of both the Company and its counterparties. All of the Company's derivative hedging instruments are subject to bilateral collateral arrangements. Consequently, no credit valuation

adjustment was made in determining the fair value of such instruments. The Company's derivative hedging instruments are classified as Level 2 in the fair value hierarchy.

The following table presents the Company's financial instruments carried at fair value as of December 31, 2012, on the consolidated balance sheet by the valuation hierarchy, as previously described:

Fair Value at December 31, 2012				
(In Thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets:				
Agency MBS	$ -	$ 7,225,460	$ -	$ 7,225,460
Non-Agency MBS, including MBS transferred to consolidated VIEs	-	5,382,165	-	5,382,165
Securities obtained and pledged as collateral	408,833	-	-	408,833
Linked Transactions	-	12,704	-	12,704
Derivative hedging instruments	-	203	-	203
Total assets carried at fair value	$ 408,833	$ 12,620,532	$ -	$ 13,029,365
Liabilities:				
Derivative hedging instruments	$ -	$ 63,034	$ -	$ 63,034
Obligation to return securities obtained as collateral	508,827	-	-	508,827
Total liabilities carried at fair value	$ 508,827	$ 63,034	$ -	$ 571,861

Changes to the valuation methodologies used with respect to the Company's financial instruments are reviewed by management to ensure any such changes result in appropriate exit price valuations. As markets and products develop and the pricing for certain products becomes more transparent, the Company continues to refine its valuation methodologies. The methods described above may produce fair value estimates that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those used by market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The Company uses inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced. The Company reviews the classification of its financial instruments within the fair value hierarchy on a quarterly basis, which could cause its financial instruments to be reclassified to a different level.

The following table presents the carrying value and estimated fair value of the Company's financial instruments, at December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011	
(In Thousands)	**Carrying Value**	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Financial Assets:				
Agency MBS	$ 7,225,460	$ 7,225,460	$ 7,137,531	$ 7,137,531
Non-Agency MBS, including MBS transferred to consolidated VIEs	5,382,165	5,382,165	3,775,446	3,775,446
Securities obtained and pledged as collateral	408,833	408,833	306,401	306,401
Cash and cash equivalents	401,293	401,293	394,022	394,022
Restricted cash	5,016	5,016	15,502	15,502
Linked Transactions	12,704	12,704	55,801	55,801
Derivative hedging instruments	203	203	26	26
Financial Liabilities:				
Repurchase agreements	8,752,472	8,754,521	7,813,159	7,812,652
Securitized debt	646,816	647,070	875,520	859,506
Obligation to return securities obtained as collateral	508,827	508,827	306,401	306,401
Senior Notes	100,000	103,040	-	-
Derivative hedging instruments	63,034	63,034	114,220	114,220

In addition to the methodologies used to determine the fair value of the Company's financial assets and liabilities reported at fair value, as previously described, the following methods and assumptions were used by the Company in arriving at the fair value of the Company's other financial instruments presented in the above table:

Cash and Cash Equivalents and Restricted Cash: Cash and cash equivalents and restricted cash are comprised of cash held in overnight money market investments and demand deposit accounts. At December 31, 2012 and December 31, 2011, the Company's money market funds were invested in securities issued by the U.S. Government, or its agencies, instrumentalities, and sponsored entities, and repurchase agreements involving the securities described above. Given the overnight term and assessed credit risk, the Company's investments in money market funds are determined to have a fair value equal to their carrying value.

Repurchase Agreements: The fair value of repurchase agreements reflects the present value of the contractual cash flows discounted at market interest rates at the valuation date for repurchase agreements with a term equivalent to the remaining term to interest rate repricing, which may be at maturity. Such interest rates are estimated based on LIBOR rates observed in the market. The Company's repurchase agreements are classified as Level 2 in the fair value hierarchy.

Senior Notes: The fair value of the Senior Notes is determined using the end of day market price quoted on the NYSE at the reporting date. The Company's Senior Notes are classified as Level 1 in the fair value hierarchy.

15. Use of Special Purpose Entities and Variable Interest Entities

A Special Purpose Entity ("SPE") is an entity designed to fulfill a specific limited need of the company that organized it. SPEs are often used to facilitate transactions that involve securitizing financial assets or resecuritizing previously securitized financial assets. The objective of such transactions may include obtaining non-recourse financing, obtaining liquidity or refinancing the underlying securitized financial assets on improved terms. Securitization involves transferring assets to a SPE to convert all or a portion of those assets into cash before they would have been realized in the normal course of business, through the SPE's issuance of debt or equity instruments. Investors in an SPE usually have recourse only to the assets in the SPE and depending on the overall structure of the transaction, may benefit from various forms of credit enhancement, such as over-collateralization in the form of excess assets in the SPE, priority with respect to receipt of cash flows relative to holders of other debt or equity instruments issued by the SPE, or a line of credit or other form of liquidity agreement that is designed with the objective of ensuring that investors receive principal and/or interest cash flow on the investment in accordance with the terms of their investment agreement.

Resecuritization transactions

Since October 2010, the Company entered into several resecuritization transactions that resulted in the Company consolidating as VIEs the SPEs that were created to facilitate the transactions and to which the underlying assets in connection with the resecuritizations were transferred. See Note 2(p) for a discussion of the accounting policies applied to the consolidation of VIEs and transfers of financial assets in connection with resecuritization transactions.

The following table summarizes the key details of the resecuritization transactions the Company has been involved in to date:

(Dollars in Thousands)	February 2012	June 2011	February 2011	October 2010
Name of Trust (Consolidated as a VIE)	WFMLT Series 2012-RR1	CSMC Series 2011-7R	CSMC Series 2011-1R	DMSI 2010-RS2
Principal value of Non-Agency MBS sold	$ 433,347	$ 1,283,422	$ 1,319,969	$ 985,228
Face amount of Senior Bonds issued by the VIE and purchased by 3rd party investors	$ 186,691	$ 474,866	$ 488,389	$ 246,307
Outstanding amount of Senior Bonds at December 31, 2012	$ 144,019	$ 233,807	$ 237,258	$ 31,732
Pass-through rate for Senior Bonds issued	2.85 %	One-month LIBOR plus 125 basis points	One-month LIBOR plus 100 basis points	One-month LIBOR plus 125 basis points
Face amount of Senior Support Certificates *(1)* received by the Company	$ 246,656	$ 808,556	$ 831,580	$ 738,921
Cash received	$ 186,691	$ 474,866	$ 488,389	$ 246,307
Notional amount acquired of non-rated, interest only senior certificates	$ 186,691	$ 474,866	$ 488,389	$ 246,307
Expenses incurred *(2)*	$ 1,814	$ 3,230	$ 3,527	$ 3,562

(1) Provides credit support for the sequential Senior Non-Agency MBS sold to third-party investors in resecuritization transactions (or "Senior Bonds").

(2) Amortized to interest expense based upon the actual repayments of the associated beneficial interests issued to third parties.

The Company engaged in these transactions primarily for the purpose of obtaining non-recourse financing on a portion of its Non-Agency MBS portfolio, as well as refinancing a portion of its Non-Agency MBS portfolio on improved terms. As a result of engaging in these transactions, the risks facing the Company are largely unchanged as the Company remains economically exposed to the first loss position on the underlying MBS transferred to the VIEs.

The activities that can be performed by an entity created to facilitate a resecuritization transaction are predominantly specified in the entity's formation documents. Those documents do not permit the entity, any beneficial interest holder in the entity, or any other party associated with the entity to cause the entity to sell or replace the assets held by the entity, or to limit such ability to specific events of default.

The Company concluded that the entities created to facilitate these transactions are VIEs. The Company then completed an analysis of whether each VIE created to facilitate the resecuritization transaction should be consolidated by the Company, based on consideration of its involvement in each VIE, including the design and purpose of the SPE, and whether its involvement reflected a controlling financial interest that resulted in the Company being deemed the primary beneficiary of each VIE. In determining whether the Company would be considered the primary beneficiary, the following factors were assessed:

- Whether the Company has both the power to direct the activities that most significantly impact the economic performance of the VIE; and
- Whether the Company has a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE.

Based on its evaluation of the factors discussed above, including its involvement in the purpose and design of the entity, the Company determined that it was required to consolidate each VIE created to facilitate these resecuritization transactions.

As of December 31, 2012 and December 31, 2011, the aggregate fair value of the Non-Agency MBS that were resecuritized as described above was $2.620 billion and $2.283 billion, respectively. These assets are included in the Company's consolidated balance sheet and disclosed as "Non-Agency MBS transferred to consolidated VIEs." As of December 31, 2012 and December 31, 2011, the aggregate outstanding balance of Senior Bonds issued by consolidated VIEs was $646.8 million and $875.5 million, respectively. These Senior Bonds are included in the

Company's consolidated balance sheet and disclosed as "Securitized debt." The holders of the Senior Bonds have no recourse to the general credit of the Company, but the Company does have the obligation, under certain circumstances to repurchase assets from the VIE upon the breach of certain representations and warranties in relation to the Non-Agency MBS sold to the VIE. In the absence of such a breach, the Company has no obligation to provide any other explicit or implicit support to any VIE.

Prior to the completion of the Company's first resecuritization transaction in October 2010, the Company had not transferred assets to VIEs or QSPEs and other than acquiring MBS issued by such entities, had no other involvement with VIEs or QSPEs.

16. Summary of Quarterly Results of Operations (Unaudited)

	2012 Quarter Ended			
	March 31	June 30	September 30	December 31
(In Thousands, Except per Share Amounts)				
Interest Income	$ 123,523	$ 125,531	$ 125,135	$ 124,968
Interest Expense	(40,127)	(42,688)	(45,801)	(43,054)
Net Interest Income	83,396	82,843	79,334	81,914
Net Impairment Losses Recognized in Earnings	(920)	(280)	-	-
Gain on Sale of MBS	2,953	-	4,279	1,769
Unrealized net gains and net interest income from Linked Transactions	7,699	568	3,177	1,166
Other Income	-	1	1	8
Operating and Other Expense	(8,415)	(8,366)	(8,650)	(15,638)
Net Income	84,713	74,766	78,141	69,219
Preferred Stock Dividends	(2,040)	(2,040)	(2,040)	(2,040)
Net Income Available to Common Stock and Participating Securities	$ 82,673	$ 72,726	$ 76,101	$ 67,179
Earnings Per Common Share - Basic and Diluted	$ 0.23	$ 0.20	$ 0.21	$ 0.19

	2011 Quarter Ended			
	March 31	June 30	September 30	December 31
(In Thousands, Except per Share Amounts)				
Interest Income	$ 109,878	$ 132,109	$ 130,766	$ 123,994
Interest Expense	(34,653)	(37,195)	(38,752)	(38,811)
Net Interest Income	75,225	94,914	92,014	85,183
Net Impairment Losses Recognized in Earnings	-	(2,392)	(3,991)	(4,187)
Gain on Sale of MBS	-	-	4,196	2,534
Unrealized net gains/(losses) and net interest income from Linked Transactions	14,850	(5,613)	733	(6,955)
Other Income/(Loss)	381	387	(508)	822
Operating and Other Expense	(7,591)	(8,010)	(8,745)	(6,833)
Net Income	82,865	79,286	83,699	70,564
Preferred Stock Dividends	(2,040)	(2,040)	(2,040)	(2,040)
Net Income Available to Common Stock and Participating Securities	$ 80,825	$ 77,246	$ 81,659	$ 68,524
Earnings Per Common Share - Basic and Diluted	$ 0.27	$ 0.22	$ 0.23	$ 0.19

17. Subsequent Event

Special dividend

On March 4, 2013, the Company's Board of Directors declared a special cash dividend of $0.50 per share of common stock. The dividend will be paid on April 10, 2013, to stockholders of record on March 18, 2013.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Management, under the direction of its Chief Executive Officer and Chief Financial Officer, is responsible for maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "1934 Act") that are designed to ensure that information required to be disclosed in reports filed or submitted under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of this Annual Report on Form 10-K, management evaluated the Company's disclosure controls and procedures. The evaluation was performed under the direction of the Company's Chief Executive Officer and Chief Financial Officer to determine the effectiveness, as of December 31, 2012, of the design and operation of the Company's disclosure controls and procedures. As described below, management has identified a material weakness in the Company's internal control over financial reporting. Internal control over financial reporting is an integral component of the Company's disclosure controls and procedures. Solely as a result of this material weakness, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2012.

(b) Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the 1934 Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (the "COSO Framework").

Material Weakness in Internal Control Over Financial Reporting

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of the Company's financial statements for the fiscal year ended December 31, 2012, the Company commenced a detailed review of its calculations of REIT taxable income for certain prior periods. As a REIT, the Company is not subject to corporate tax provided that it makes certain minimum distributions of its taxable income in the timeframe permitted by the Code. In connection with this review, the Company determined that its originally calculated taxable income for certain years did not fully include the impact of discount accretion and premium amortization for certain MBS within our portfolio. In addition, the Company utilizes a reconciliation process to compare its calculation of GAAP income to taxable income, and this reconciliation process did not identify the underreporting of taxable income.

The Company determined that although the outcome of its review had no material impact on the Company's GAAP financial statements for prior periods or on its financial statements for 2012, a material weakness nonetheless existed in the Company's internal control over financial reporting as of December 31, 2012. Specifically, the Company determined that control deficiencies existed in the Company's process to calculate taxable income for its MBS, including deficiencies in the design and operating effectiveness and management review of certain reconciliations and other control activities that in the aggregate rose to the level of a material weakness. As discussed below under "Remedial Measures," the Company is in the process of developing and implementing new processes and procedures designed to remediate this material weakness.

Solely due to the material weakness described above, management has concluded that the Company did not maintain an effective internal control over financial reporting as of December 31, 2012.

The Company's independent registered public accounting firm, KPMG LLP, have issued an attestation report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 119 of this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting during the fourth quarter of 2012 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. However, as described above the Company's management is in the process of developing and implementing new processes and procedures to remediate the material weakness identified in this Annual Report on Form 10-K.

Remedial Measures

The Company's management is in the process of developing and implementing new processes and procedures to remediate the material weakness described above under "Management's Report on Internal Control Over Financial Reporting – Remedial Measures." Those initiatives are expected to include the following:

- improvements in the design and operating effectiveness and management review of reconciliations of adjustments to GAAP income to arrive at REIT taxable income; and
- improvement in technology based controls, including logical access and end user computing controls over spreadsheet-based models used in the determination of REIT taxable income.

The Company believes that these measures will remediate the material weakness discussed above (as well as address the ineffectiveness of the Company's disclosure controls and procedures as of December 31, 2012). However, the Company cannot provide any assurance that these remediation efforts will be successful or that its internal control over financial reporting will be effective as a result of these efforts.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MFA Financial, Inc.:

We have audited MFA Financial, Inc.'s (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control Over Financial Reporting (Item 9A(b))*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the Company's process to calculate taxable income related to its mortgage backed securities portfolio, including the design, operating effectiveness, and management review of certain reconciliations, and other control activities, has been identified and included in management's assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2012, and 2011, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2012 of the Company. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and this report does not affect our report dated March 6, 2013, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management's statements referring to corrective actions taken after December 31, 2012, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG LLP
New York, New York
March 6, 2013

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We expect to file with the SEC, in April 2013 (and, in any event, not later than 120 days after the close of our last fiscal year), a definitive proxy statement (the "Proxy Statement"), pursuant to SEC Regulation 14A in connection with our Annual Meeting of Stockholders to be held on or about May 22, 2013. The information to be included in the Proxy Statement regarding the Company's directors, executive officers, and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding compliance with Section 16(a) of the 1934 Act required by Item 405 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding the Company's Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding certain matters pertaining to the Company's corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference.

We have adopted a set of Corporate Governance Guidelines, which together with the charters of the three standing committees of our Board of Directors (Audit, Compensation, and Nominating and Corporate Governance), and our Code of Business Conduct and Ethics (which constitutes the Company's code of ethics), provide the framework for the governance of the Company. A complete copy of our Corporate Governance Guidelines, the charters of each of the Board committees and the Code of Business Conduct and Ethics (which applies not only to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, but also to all other employees of the Company) may be found by clicking on the "Company Information" link found at the top of our homepage at www.mfafinancial.com and then clicking on the "Corporate Governance" link. (Information from such site is not incorporated by reference into this Annual Report on Form 10-K.) You may also obtain free copies of these materials by writing to our General Counsel at the Company's headquarters.

Item 11. Executive Compensation.

The information to be included in the Proxy Statement regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The tables to be included in the Proxy Statement, which will contain information relating to the Company's equity compensation and beneficial ownership of the Company required by Items 201(d) and 403 of Regulation S-K, are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information to be included in the Proxy Statement regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information to be included in the Proxy Statement concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as part of the report

The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements. The consolidated financial statements of the Company, together with the independent registered public accounting firm's report thereon, are set forth on pages 71 through 116 of this Annual Report on Form 10-K and are incorporated herein by reference.

(b) Exhibits required by Item 601 of Regulation S-K

The information required by this Item is set forth on the Exhibit Index that follows the signature page of this report.

(c) Financial Statement Schedules required by Regulation S-X

Financial statement schedules have been omitted because the required information is not applicable or deemed not material, or the required information is presented in the consolidated financial statements and/or in the notes to consolidated financial statements filed in response to Item 8 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFA Financial, Inc.

Date: March 6, 2013

By /s/ Stephen D. Yarad
Stephen D. Yarad
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 6, 2013	By /s/ Stewart Zimmerman Stewart Zimmerman Chairman, Chief Executive Officer and Director (Principal Executive Officer)
Date: March 6, 2013	By /s/ Stephen D. Yarad Chief Financial Officer (Principal Financial Officer)
Date: March 6, 2013	By /s/ Kathleen A. Hanrahan Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
Date: March 6, 2013	By /s/ Stephen R. Blank Stephen R. Blank Director
Date: March 6, 2013	By /s/ James A. Brodsky James A. Brodsky Director
Date: March 6, 2013	By /s/ Michael L. Dahir Michael L. Dahir Director
Date: March 6, 2013	By /s/ William S. Gorin William S. Gorin Director and President
Date: March 6, 2013	By /s/ Alan L. Gosule Alan L. Gosule Director
Date: March 6, 2013	By /s/ Robin Josephs Robin Josephs Director
Date: March 6, 2013	By /s/ George H. Krauss George H. Krauss Director

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K. The exhibit numbers followed by an asterisk (*) indicate exhibits electronically filed herewith. All other exhibit numbers indicate exhibits previously filed and are hereby incorporated herein by reference. Exhibits numbered 10.1 through 10.17 are management contracts or compensatory plans or arrangements.

3.1 Amended and Restated Articles of Incorporation of the Company, dated April 8, 1988 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated April 24, 1998 (Commission File No. 1-13991)).

3.2 Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 5, 2002 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated August 13, 2002 (Commission File No. 1-13991)).

3.3 Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 13, 2002 (incorporated herein by reference to Exhibit 3.3 to the Company's Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 1-13991)).

3.4 Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated December 29, 2008 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated December 29, 2008 (Commission File No. 1-13991)).

3.5 Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated January 1, 2010 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated January 5, 2010 (Commission File No. 1-13991)).

3.6 Articles Supplementary of the Company, dated March 8, 2011 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated March 11, 2011 (Commission File No. 1-13991)).

3.7 Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated May 24, 2011, (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, dated May 26, 2011 (Commission File No. 1-13991)).

3.8 Articles Supplementary of the Company, dated April 22, 2004, designating the Company's 8.50% Series A Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.4 to the Company's Form 8-A, dated April 23, 2004 (Commission File No. 1-13991)).

3.9 Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company's Form 8-K, dated December 29, 2008 (Commission File No. 1-13991)).

4.1 Specimen of Common Stock Certificate of the Company (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4, dated February 12, 1998 (Commission File No. 333-46179)).

4.2 Specimen of Stock certificate representing the 8.50% Series A Cumulative Redeemable Preferred Stock of the Company (incorporated herein by reference to Exhibit 4 to the Company's Form 8-A, dated April 23, 2004 (Commission File No. 1-13991)).

4.3 Indenture, dated as of April 11, 2012, between the Company and Wilmington Trust, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K, dated April 11, 2012 (Commission File No. 1-13991)).

4.4 First Supplemental Indenture, dated as of April 11, 2012, between the Company and Wilmington Trust, National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Form 8-K, dated April 11, 2012 (Commission File No. 1-13991)).

4.5 Form of 8.00% Senior Notes due 2042 (incorporated herein by reference to Exhibit 4.3 to the Company's Form 8-K, dated April 11, 2012 (Commission File No. 1-13991)).

10.1 Amended and Restated Employment Agreement of Stewart Zimmerman, dated as of June 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K, dated June 8, 2010 (Commission File No. 1-13991)).

10.2 Amendment No. 1, dated October 19, 2012, to Second Amended and Restated Employment Agreement of Stewart Zimmerman, dated as of June 7, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, dated October 22, 2012, as amended by the Company's Form 8-K/A (Amendment No. 1), dated October 22, 2012 (Commission File No. 1-13991)).

10.3 Amended and Restated Employment Agreement of William S. Gorin, dated as of June 30, 2011 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K, dated July 7, 2011 (Commission File No. 1-13991)).

10.4 Amended and Restated Employment Agreement of Ronald A. Freydberg, dated as of June 30, 2011 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K, dated July 7, 2011 (Commission File No. 1-13991)).

10.5 Amendment No. 1, dated December 19, 2012, to the Amended and Restated Employment Agreement of Ronald A. Freydberg, dated as June 30, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, dated December 20, 2012 (Commission File No. 1-13991)).

10.6 Amended and Restated Employment Agreement of Craig L. Knutson, dated as June 30, 2011 (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K, dated July 7, 2011 (Commission File No. 1-13991)).

10.7 Amended and Restated 2010 Equity Compensation Plan, dated May 10, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K, dated May 10, 2010 (Commission File No. 1-13991)).

10.8 Senior Officers Deferred Bonus Plan, dated December 10, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K, dated December 12, 2008 (Commission File No. 1-13991)).

10.9 Third Amended and Restated 2003 Non-Employee Directors Deferred Compensation Plan, as amended through November 1, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 2012 (Commission File No. 1-13991)).

10.10 Form of Incentive Stock Option Award Agreement relating to the Company's Amended and Restated 2010 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.9 to the Company's Form 10-Q for the quarter ended September 30, 2004 (Commission File No. 1-13991)).

10.11 Form of Non-Qualified Stock Option Award Agreement relating to the Company's Amended and Restated 2010 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.10 to the Company's Form 10-Q for the quarter ended September 30, 2004 (Commission File No. 1-13991)).

10.12 Form of Restricted Stock Award Agreement relating to the Company's Amended and Restated 2010 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Form 10-Q for the quarter ended September 30, 2004 (Commission File No. 1-13991)).

10.13 Form of 2007 Phantom Share Award Agreement relating to the Company's 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K, dated October 23, 2007 (Commission File No. 1-13991)).

10.14 Form of Phantom Share Award Agreement (Time-Based Vesting) relating to the Company's Amended and Restated 2010 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K, dated July 7, 2011 (Commission File No. 1-13991)).

10.15 Form of Phantom Share Award Agreement (Performance-Based Vesting) relating to the Company's Amended and Restated 2010 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K, dated July 7, 2011 (Commission File No. 1-13991)).

10.16 Form of Dividend Equivalent Rights Agreement relating to the Company's Amended and Restated 2010 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K, dated July 7, 2011 (Commission File No. 1-13991)).

10.17 Description of Compensation Payable to Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2011 (Commission File No. 1-13991)).

12.1* Computation of Ratio of Debt-to-Equity.

21* Subsidiaries of the Company.

23.1* Consent of KPMG LLP.

23.2* Consent of Ernst & Young LLP.

31.1* Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

**These interactive data files are furnished and deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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Stock Performance Graph

The following graph and table provide a comparison of the cumulative total stockholder return on MFA's common stock, the S&P 500 Index, the Bloomberg REIT Mortgage Index (or BBG REIT Mortgage Index) and the S&P 500 Financials Index for the period from December 31, 2007 to December 31, 2012.

We have added the S&P 500 Financials Index this year, which is comprised of those companies in the S&P 500 Index that are classified as members of the financial sector, including banks, insurance companies, diversified financial companies and REITs. We believe the S&P 500 Financials Index provides an appropriate benchmark against which to measure our stock performance, and the performance of MFA common stock as compared to the S&P 500 Financials Index is a factor that MFA's Compensation Committee of the Board considers in determining annual incentive awards for certain of our senior executive officers.

In determining the returns, it is assumed that $100 was invested in MFA's common stock and each of the three other indices on December 31, 2007, and that all dividends were reinvested.


$200
150
100
50
0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
MFA Financial, Inc.
S&P 500 Index
BBG REIT Mortgage Index
S&P 500 Financials Index

Source: Bloomberg

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
MFA Financial, Inc.	$100.00	$73.73	$106.08	$132.30	$125.11	$168.62
S&P 500 Index	$100.00	$63.00	$ 79.67	$ 91.68	$ 93.61	$108.59
BBG REIT Mortgage Index	$100.00	$58.75	$ 74.67	$ 93.19	$ 91.47	$108.31
S&P 500 Financials Index	$100.00	$44.73	$ 52.44	$ 58.82	$ 48.81	$ 62.92

The information in the stock performance graph and table has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness can be guaranteed. There can be no assurance that MFA's stock performance will continue in the future with trends the same or similar to those depicted in the graph or the table above. Accordingly, MFA will not make or endorse any predictions as to future stock performance.

The stock performance graph and table shall not be deemed, under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by MFA with the Securities and Exchange Commission, except to the extent that MFA specifically incorporates such stock performance graph and table by reference.

Directors and Officers

DIRECTORS

Stewart Zimmerman
Chairman and Chief Executive Officer
MFA Financial, Inc.

Stephen R. Blank
Senior Resident Fellow, Finance
Urban Land Institute

James A. Brodsky
Member
Weiner Brodsky Kider PC

Michael L. Dahir
Former Chairman and
Chief Executive Officer
Omaha State Bank

William S. Gorin
President
MFA Financial, Inc.

Alan L. Gosule
Partner
Clifford Chance US LLP

Robin Josephs
Independent Director

George H. Krauss
Managing Director
The Burlington Capital Group LLC

OFFICERS

Stewart Zimmerman
Chairman and Chief Executive Officer

William S. Gorin
President

Stephen D. Yarad
Chief Financial Officer

Ronald A. Freydberg
Executive Vice President

Craig L. Knutson
Executive Vice President

Elwin Ford
Senior Vice President

Kathleen A. Hanrahan
Senior Vice President and
Chief Accounting Officer

Matthew Ottinger
Senior Vice President and Controller

Harold E. Schwartz
Senior Vice President and
General Counsel

Shira E. Siry
Senior Vice President and
Corporate Secretary

Sunil Yadav
Senior Vice President

Cora D. Clark
First Vice President

Gudmundur Kristjansson
First Vice President

Lori Samuels
First Vice President

Linh-Chi Dang
Vice President

Bryan Wulfsohn
Vice President

Jipil Ha
Assistant Vice President

Khalil Hraiché
Assistant Vice President

Ginny Liao
Assistant Vice President

Zurab Moshashvili
Assistant Vice President

Jennifer Mota
Assistant Vice President

Adis Reda
Assistant Vice President

Susan Yu
Assistant Vice President

Stockholder Information

Executive Offices
MFA Financial, Inc.
350 Park Avenue, 20th Floor
New York, NY 10022
(212) 207-6400

Registrar and Transfer Agent
Computershare Shareowner Services LLC
Regular Mail:
P.O. Box 43006
Providence, RI 02940-3006
For overnight correspondence:
250 Royall Street
Canton, MA 02021
Toll Free (866) 249-2610
Foreign Shareowners: (201) 680-6578
TDD for Hearing Impaired:
(800) 231-5469
Web Addresses:
General: www.computershare.com/investor
Online inquiries: https://www-us.computershare.com/investor/contact

Stock Exchange Listing
New York Stock Exchange
(Symbol: MFA)

Independent Registered Public Accounting Firm
KPMG LLP
345 Park Avenue
New York, NY 10154

Annual Meeting
The 2013 Annual Meeting of Stockholders will be held on:
Wednesday, May 22, 2013,
at 10:00 a.m. Eastern Time, at:
The Peninsula Hotel
700 Fifth Avenue
New York, NY 10019

Corporate Governance
Copies of MFA Financial, Inc.'s governance documents, including its Corporate Governance Guidelines, as well as the charters of the standing committees of the Board of Directors and its Code of Business Conduct and Ethics, are available on the company's website at http://www.mfafinancial.com. Written copies of these materials are available without charge upon written request to the company's Secretary at the address above.

Information Available to Stockholders
Copies of the company's 2012 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, as well as its proxy statement, press releases and other documents, are available on the company's website at http://www.mfafinancial.com. Written copies of these materials are available without charge upon written request to the company's Secretary at the address above.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


MFA
FINANCIAL, INC.

350 Park Avenue New York, NY 10022
Telephone: 212-207-6400
Fax: 212-207-6420
www.mfafinancial.com


MFA
LISTED
NYSE